082-35716



MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

May 29, 2008


SEC Mail
Mail Processing
Section
MAY 30 2008
Washington, DC
109

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find a press release on the Financial Statements of Bank Leumi for the first quarter of 2008. Additionally, please find a copy of Bank Leumi's Financial Statements as of March 31, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Financial statements of the Leumi Group for the first quarter of 2008:

Net profit of NIS 470 million ($132.3 million) for Leumi in the first quarter of 2008

- Net return on equity in the first quarter: 9.8% (on an annual basis)
- Net operating profit amounted to NIS 472 million ($132.8 million)
- Net interest income grew by 9.3% and amounted to NIS 1.96 billion ($551.6 million)
- Leumi's capital adequacy ratio is at 11.77% (Tier I Capital: 7.73%)
- Financial assets under the Group's management, balance sheet and off-balance sheet, amounted to NIS 731 billion ($205.7 billion)

**Wherever you wish to go,
Leumi With You.**


לאומי
leumi

The Leumi Group today published its financial statements for the first quarter of 2008:

- **Net profit** in the first quarter of 2008 amounted to NIS 470 million ($132.3 million), compared with NIS 917 million ($258.1 million) in the same period last year, a decrease of 48.7%.

- **Net return on equity** in the first quarter of 2008 was 9.8%, on an annual basis, compared with 22.2% in the same period last year. (The high return in 2007 resulted from, *inter alia*, the profit from extraordinary items from the sale of part of Leumi's provident funds).

- **Net operating profit** in the first quarter of 2008 amounted to NIS 472 million ($132.8 million), compared with NIS 658 million ($185.2 million) in the same period last year, a decrease of 28.3%.

- **The return on net operating profit** amounted to 9.8%, compared with 15.6% in the corresponding period last year.

The results indicate that there has been continued growth in interest income and in some of the Bank's balance sheet items:

- **Net interest income** before provisions for doubtful debts increased by 9.3%, compared with the first quarter of 2007, and amounted to NIS 1,960 million ($551.6 million).

- **Total assets of the Leumi Group** on March 31, 2008 amounted to NIS 298.2 billion ($83.9 billion), compared with NIS 290.3 billion ($81.7 billion) on March 31, 2007 (an increase of 2.7%), and with NIS 302.2 billion ($85.1 billion) on December 31, 2007 (a decrease of 1.3%). The effect of the shekel's appreciation during the first quarter of 2008 was -2.3%.

- **Credit to the public** on March 31, 2008 amounted to NIS 200.2 billion ($56.3 billion), compared with NIS 185.8 billion ($52.3 billion) on March 31, 2007 (an increase of 7.7%) and with NIS 198.6 billion ($55.9 billion) on December 31, 2007 (an increase of 0.8%). The effect of the shekel's appreciation during the first quarter of 2008 was -1.6%.

- **Deposits from the public** on March 31, 2008 amounted to NIS 228.2 billion ($64.2 billion), compared with NIS 226.9 billion ($63.9 billion) on March 31, 2007 (an increase of 0.6%) and with NIS 238.0 billion ($67.0 billion) on December 31, 2007 (a decrease of 4.1%). The effect of the shekel's appreciation during the first quarter of 2008 was -2.9%.

- **The shareholders' equity** of the Group on March 31, 2008 amounted to NIS 19.7 billion ($5.55 billion), compared with NIS 18.5 billion ($5.20 billion) on March 31, 2007 (an increase of 6.7%) and with NIS 19.5 billion ($5.50 billion) on December 31, 2007 (an increase of 0.9%).

The decline in Leumi's profit compared with the corresponding quarter last year resulted primarily from the following factors:

- A decrease in the profit from extraordinary items. In the first quarter of 2007, profits from the sale of part of the Bank's provident funds, in the amount of NIS 257 million ($72.3 million) were included in extraordinary items.
- An increase in the provision for doubtful debts in the amount of NIS 233 million ($65.6 million).
- A reduction in operating and other income in the amount of NIS 139 million ($39.1 million).
- An increase in operating and other expenses in the amount of NIS 162 million ($45.6 million).
- An effective tax rate that was 3.9 percentage points higher than in 2007.

On the other hand, net interest income before provisions for doubtful debts increased by NIS 167 million ($47.0 million). In addition, the contribution of companies included on an equity basis increased by NIS 48 million ($13.5 million).

Leumi's Asset-Backed Securities Portfolio:

The impact on the Leumi Group of the mortgage crisis in the United States on Leumi's asset-backed securities portfolio remains low and a small loss of $3 million was recorded in its Profit and Loss Statement for the first quarter of 2008, after this amount was recognized as a decline in value of a non-temporary nature.

The aggregate decrease in the value of the capital fund, in respect of the asset-backed securities portfolio, which is classified in the available-for-sale portfolio, amounted to some $104 million as of March 31, 2008, compared with $44 million at the end of 2007. Furthermore, since the end of March 2008 and up to the end of April 2008 there has been an improvement of some $18 million in the capital fund.

The value of the Group's asset-backed securities (both mortgage-backed and non-mortgage-backed) in the available-for-sale portfolio amounts to some $1.5 billion. The asset-backed securities portfolio includes an investment of some $1.0 billion in mortgage-backed securities issued or guaranteed by U.S. Federal agencies and rated AAA by the world's leading rating agencies. The asset-backed securities portfolio also includes securities backed by assets which are not mortgages, in the amount of some $483 million. More than 68% of these debentures are rated AAA and the rest are rated A- and above. This portfolio includes, inter alia, SCDO's (Synthetic Collateralized Debt Obligations) in the amount of some $86 million and CLO's (Collateralized Loan Obligations) in the amount of some $306 million.

Leumi Group – Main data from the financial statements:

Profit and Profitability (in NIS millions)

	For the 3 months ended 31.3.08	31.3.07	Rate of change (%)
Net interest income before provision for doubtful debts	1,960	1,793	9.3
Provision for doubtful debts	244	11	+
Operating and other income	851	990	(14.0)
Operating and other expenses	1,794	1,632	9.9
Operating and other expenses after neutralizing special expenses	1,629	1,586	2.7
Net operating profit	472	658	(28.3)
Net profit for the period	470	917	(48.7)
Return on net profit	9.8%	22.2%	
Return on net operating profit	9.8%	15.6%	

Development of Balance Sheet Items (in NIS billions)

	As at 31.3.08	As at 31.3.07	As at 31.12.07	% Change compared with 31.3.07	% Change compared with 31.12.07
Total assets	298.2	290.3	302.2	2.7	(1.3)
Credit to the public	200.2	185.8	198.6	7.7	0.8
Deposits from the public	228.2	226.9	238.0	0.6	(4.1)
Shareholders' equity	19.7	18.5	19.5	6.7	0.9

Principal Financial Ratios (%)

	31.3.08	31.3.07	31.12.07
Credit to the public to total assets	67.1	64.0	65.7
Deposits of the public to total assets	76.5	78.2	78.8
Total shareholders' equity to risk assets (capital adequacy ratio)	11.77	11.88	11.52
Tier I capital to risk assets	7.73	7.76	7.55
Provision for doubtful debts from credit to the public	0.49	0.02	0.20
Financial margin	1.78	1.72	1.71
Operating expenses to total income (efficiency ratio)	63.8	58.6	58.4

The data in this Press Release has been converted into dollars solely for convenience, at the representative rate of exchange published by the Bank of Israel prevailing on March 31, 2008, which was NIS 3.553.

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

BANK LEUMI LE-ISRAEL B.M. AND CONSOLIDATED COMPANIES

Condensed Financial Statements as at 31 March 2008

(unaudited)


SEC Mail
Mail Processing
Section
Washington, DC
109

Bank Leumi le-Israel B.M.
Head Office: Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, Israel
Tel: (972) 3-5148111, Fax: (972) 3-5149732

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

28 May 2008

Bank Leumi le-Israel B.M. and its Consolidated Companies
Condensed Financial Statements as at 31 March 2008 (unaudited)

Index

A. General Developments in the Group's Business

The Directors' Report has been prepared in accordance with the public reporting directives of the Supervisor of Banks. The principles applied in preparing the interim reports are consistent with the principles used in preparing the Annual Report as at 31 December 2007. The interim reports should be read in conjunction with the Annual Report for 2007.

Description of the Leumi Group's Business Activities and their General Development

Total assets under the management of the Group (balance sheet items and off-balance sheet items*) amounted to some NIS 731 billion at the end of March 2008, as compared with NIS 764 billion at the end of 2007, a decrease of some 4.3%, resulting primarily from the decline in share prices and from the shekel's appreciation against foreign currencies.

* Total balance sheet items as well as customers' securities portfolios, and the value of securities of mutual funds, provident funds and supplementary training funds held in custody, in relation to which operation management and custody services are provided.

Net profit of the Group in the first quarter of 2008 totaled NIS 470 million, compared with NIS 917 million in the corresponding period in 2007, a decrease of 48.7%. The reduction in net profit resulted mainly from a decline in profit from extraordinary items in the amount of NIS 261 million, resulting in a loss in that item of NIS 2 million, as compared with a profit of NIS 259 million during the corresponding period in 2007 from the sale of some of the provident funds. In addition, net operating profit decreased by some NIS 186 million.

Net operating profit in for the first quarter of 2008 totaled NIS 472 million, compared with NIS 658 million for the first quarter of 2007, a decrease of 28.3%.

The decrease in net operating profit is explained mainly by an increase in the provision for doubtful debts, an increase in operating and other expenses and a decrease in operating and other income.

Net profit per share during the first quarter of 2008 was NIS 0.33, compared with NIS 0.65 in the corresponding period in 2007 and NIS 2.37 in all of 2007.

Based on data of the banking system as at 31 December 2007, as published by the Bank of Israel, the Leumi Group's share of the five largest banking groups was as follows:

	31.12.2007	31.12.2006	31.12.2005	31.12.2004
	in %			
Total assets	29.8	30.1	30.0	30.0
Credit to the public	29.7	29.8	29.9	29.9
Deposits of the public	30.2	30.5	30.6	30.3
Operating profit before tax	37.9	* 27.5	30.2	34.0
Net operating profit	38.4	* 25.6	30.5	34.1

* The decrease in the Group's share arises mainly from the volume of extraordinary salary expenses, of which some half arises from the privatization.

Control of the Bank

On 31 March 2008, the State of Israel held 11.55% of the issued share capital of the Bank (fully diluted – 11.27%) and 19.14% of the voting rights in the Bank (fully diluted – 18.67%). On 20 May 2008, the State held 11.50% of the Bank's issued share capital (fully diluted – 11.27%) and 14.25% of the voting rights in the Bank (fully diluted – 13.96%), following the expiration of the power of attorney referred to below.

Sale of Shares in the Bank by the State

Further to the procedure for the sale of up to 20% of the State's shares in the Bank, published by the Accountant General in the Ministry of Finance and M.I. Holdings Ltd. ("MIH") in 2005, Barnea Investments B.V. ("Barnea") purchased 9.99% of the Bank's share capital.

Of the shares purchased, shares exceeding 5% of the Bank's capital (70,570,211 shares at the time of purchase) were held in trust, and Barnea and the trustee signed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 to (1) participate and vote at all meetings of the Bank by virtue of the said shares and (2) to exercise the right to appoint directors in the Bank with respect to all the shares of the Bank held by Barnea.

The government also granted Barnea an option to purchase a further 10.01% of the capital of the Bank. The option expired on 24 May 2007. According to the conditions of the sale procedure, Barnea was required to sell at least 4.99% of the shares of the Bank (of the 9.99% that it purchased) within a year of said date. Consequently, on 18 May 2008, Barnea notified the Bank that on 15 May 2008 it had transferred 70,570,211 ordinary shares of the Bank to Gabriel Capital Corporation or its affiliates (together, "Gabriel Funds") in consideration for the interest of Gabriel Funds in Barnea S.a.r.l (the parent company of Barnea), and an undertaking of Gabriel Funds to make future payments to Barnea, subject to certain conditions and circumstances. In addition, Barnea notified the Bank that, following the above transaction, Mr. Ezra Merkin and the Gabriel Funds controlled by him do not hold any interest, directly or indirectly, in Barnea, which is now wholly controlled by Mr. Stephen Feinberg, through the Cerberus private investment fund group. In addition, the Bank was provided with a copy of the notice of Barnea and the trustee regarding the expiration of the power of attorney mentioned above.

MIH notified the Bank's Management in August 2007, that the Ministry of Finance intends to continue the privatization of the Bank through one of two methods: sale of the balance of the shares to an international banking institution through an investment bank, or the sale of the balance of the shares in one or more private bloc sales, the preferred method being a sale to a foreign banking institution. MIH and the Ministry of Finance have chosen N.M. Rothschild & Sons Ltd. to serve as a consultant for advancing this method.

For details regarding sale of the Bank's shares, see page 13 of the 2007 Annual Report.

For details regarding the issue of options to employees see pages 5 to 6.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group as at 31 March 2008 amounted to NIS 19,733 million, compared with NIS 19,549 million at the end of 2007, an increase of 0.9%. The increase in shareholders' equity derives mainly from the profit for the first quarter of 2008, the increase in the Bank's share capital resulting from the exercise of the options issued to employees (see below for details), and from adjustments to the capital in respect of repayment of loans made to employees for the purchase of shares, less the dividend to be distributed and the decrease in the value of the securities in the available for sale portfolio.

The securities portfolio (nostro) is mainly composed of government debentures, which generally represent the use of raised sources and the available capital. Most of the securities portfolio is classified as securities available for sale and is included in the balance sheet on the basis of fair value. The income is recorded in the profit and loss statement on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and on a cost basis with regard to shares and the fair value is recorded directly in a separate item in shareholders' equity, after the deduction of the effect of related taxes.

As a result of adjustments in respect of presentation of securities available for sale according to fair value, a net decrease in value of NIS 495 million was recorded in shareholders' equity during the first quarter of 2008, compared with a net increase of NIS 17 million in the corresponding period in 2007 (all these amounts are stated net of related taxes).

The following table sets out details of the amounts in the capital account (adjustment in respect of available-for-sale securities before taxes):

	31 March 2008	Movement	31 December 2007
		NIS millions	
Shares	809	(352)	1,161
Israeli government debentures	137	117	20
Foreign government debentures	9	8	1
Other debentures*	(913)	(526)	(387)
Other debt instruments	(23)	7	(30)
Total	19	(746)	765
Related taxes	(12)	251	(263)
Total, net	7	(495)	502

* Of which, NIS (62) million was in mortgage-backed debentures as at 31 March 2008, as compared with NIS (47) million at the end of 2007. For further details, see pages 33 to 35.

The total net accrued balance of adjustments to market value of securities held in the available for sale portfolio as at 31 March 2008 amounted to NIS 7 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for losses that have not yet been realized from adjustments to fair value of shares available for sale, less the effect of taxes.

Shareholders' Equity relative to Total Assets on 31 March 2008 reached 6.6%, compared with 6.5% on 31 December 2007.

Total Capital relative to Risk Assets reached 11.77% on 31 March 2008, compared with 11.52% on 31 December 2007. This ratio is higher than the minimum ratio of 9% set by the

Supervisor of Banks. The ratio of Tier I capital to risk assets reached 7.73% on 31 March 2008, compared with 7.55% at the end of 2007.

The improvement in the capital adequacy ratios derives primarily from the issuance of shares due to the exercise of employees' options and from the profits of the first quarter of the year.

Issue of Subordinated Capital Notes

On 12 February 2008, pursuant to its shelf prospectus, Leumi Finance Company Ltd. carried out an offering of some NIS 2.5 billion to qualified investors and to the public, consisting of two series of subordinated capital notes. The offering included an expansion of Series H, in the amount of NIS 814.53 million, and the offering of a new series, Series I, in the amount of NIS 1,700 million. The Series I subordinated notes are not linked to the CPI, bear annual interest of 6.29%, and are redeemable in a single payment in August 2013.

On 12 March 2008, the Bank raised NIS 400 million through a private offering to institutional investors of commercial paper, with variable interest – Bank of Israel interest plus 0.18%. The issue has a 90 day maturity with the Bank able to renew each quarter until the end of 5 years from the date of the issue. The purchasers of the paper have the right to sell the securities back to the issuer on any day, after giving one week's advance notice, and to receive the accumulated interest.

Interested Persons' Transactions in the Shares of the Bank

On 15 May 2008, Barnea Investments B.V. ceased to be an interested person in the Bank. For further details see "Control of the Bank" on page 3 above.

Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. (Of these, 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 were allotted to the CEO.) The balance of options outstanding as at 31 December 2007 was 83,595,949. The said options are subject to all the provisions of the Outline, including:

1. The options were exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts being linked to the CPI), bonus shares and the bonus element of rights issues, should there be any. The adjusted exercise price as at 31 December 2007 and as at 20 May 2008 was NIS 11.272 and NIS 10.4995, respectively.

The exercise date for the first tranche of the options was in the middle of February 2008, and all the options of this tranche that were in issue, in the aggregate amount of 41,723,516, were exercised at an exercise price of NIS 10.3381. From then and through 20 May 2008,

12,104,604 additional options have been exercised. The balance of the options in issue on that date was 29,622,560 options.

In respect of the issue of the said options, the Bank records salary expenses in accordance with the fair value of the options at the date of allotment with the addition of salaries tax and national insurance contributions. This expense will be recorded in the Bank's Financial Statements over a period of two years from the date of allotment.

During the first quarter of 2008, the Bank recorded a NIS 29 million expense in its profit and loss statement, as compared with some NIS 53 million during the corresponding period in 2007.

In light of the restriction imposed on the Bank preventing it from granting loans to employees to finance the exercise of the options, and following an agreement in principle reached by the representatives of the Leumi employees and the Israel Discount Bank Ltd., in February 2008, the latter bank provided – to Leumi employees who requested them – loans to finance the exercise of the options.

The total amount of such loans was NIS 277 million.

The loans bear annual interest at the rate of prime minus 0.5%, for a period of up to one and a half years, which is the end of the period during which the trustee holds the shares in trust for the employees in accordance with the option plan. The shares are not pledged, but the lender has full rights of recourse against the borrowers. Bank Leumi is not responsible for, nor does it in any way guarantee, the repayment of the loans.

The Supervisor of Banks has allowed Bank Leumi to provide operating services to Israel Discount Bank in connection with the said loans.

Increase of the Bank's issued share capital

As of 20 May 2008, 53,828,118 options issued to Group employees pursuant to the outline dated 24 January 2006 had been exercised, and on that date, the Bank's issued share capital reached par value NIS 1,468,060,798.

Distribution of Dividends

A. Dividend Policy for 2006-2008

On 29 March 2006, the Bank's Board of Directors resolved to establish the following dividend policy:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, should there be no adverse change in the profits of the Bank and/or in its business and financial position and/or in the general position of the economy and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. Moreover, the Bank is required to comply with the limits laid down by the Supervisor of Banks such as: a minimum capital ratio

of not less than 9%, compliance with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which set limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he set regarding dividend distributions, such as: no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The aforementioned policy declaration does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

In January 2008, the Bank's Board of Directors resolved to extend this dividend policy also to the year 2008.

Certain declarations appearing above in the above sections contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on page 14 below.

B. Dividend for 2007

The Special General Meeting convened on 17 January 2008 approved the Board of Directors' recommendation of 11 December 2007 regarding the distribution of a cash dividend at the rate of some 49.8% of the net profit for the first nine months of 2007 (some NIS 1,414 million), at the rate of 100.0% of the paid-up capital.

The dividend was paid on 5 February 2008 to shareholders of record on 20 January 2008 (the record date). The shares traded "ex" dividend on 21 January 2008. The dividend was at the rate of NIS 1.0 for every ordinary share of NIS 1.0 par value.

At its meeting on 30 March 2008, the Board of Directors resolved to recommend to the upcoming Annual General Meeting, to be held on 5 June 2008, the distribution of an additional cash dividend for 2007 of some 52.2% of the net profit of the fourth quarter of 2007 (some NIS 270 million), some 18 agorot per share. Subject to the approval of the General Meeting, the dividend will be paid on 30 June 2008, to shareholders of record on 17 June 2008 (the record date). The stock will trade "ex" dividend on 18 June 2008.

Based on the paid-up share capital as of 20 May 2008, the dividend is at a rate of some 18.4% of the paid-up capital. Should additional options be exercised up until the record date, the rate of the dividend in relation to the paid-up capital, and the amount of the dividend per share will be reduced accordingly. The total dividends for 2007 will amount to NIS 1,684 million, which is some 50.2% of the net profit for 2007, and at the rate of NIS 1.185 per ordinary share of NIS 1.0 par value (subject to changes in consequence of the exercise of options as previously mentioned).

Bank Leumi le-Israel B.M. and its Subsidiaries and Affiliates

Principal Data of the Leumi Group

	Jan. - March 2008	Jan. - March 2007	Year 2007
Income, Expenses and Profit (NIS millions):			
Net interest income before provision for doubtful debts	**1,960**	1,793	7,648
Provision for doubtful debts	**244**	11	407
Total operating and other income	**851**	990	4,222
Total operating and other expenses	**1,794**	1,632	6,937
Of which: Costs of Voluntary Retirement	**7**	36	250
Operating profit before taxes	**773**	1,140	4,526
Provision for taxes	**472**	658	2,984
Net operating profit	**(2)**	259	373
After-tax net profit (loss) from extraordinary items	**470**	917	3,357
Net profit for the period	**0.33**	0.47	2.11
Proposed dividend	**0.33**	0.65	2.37
Net profit per share (in NIS)	**-**	-	(e) 1,684
Assets and Liabilities at End of Period (NIS millions):			
Total assets	**298,223**	290,289	302,151
Credit to the public	**200,174**	185,848	198',557
Securities	**44,641**	47,211	47,169
Deposits of the public	**228,187**	226,861	238,045
Shareholders' equity	**19,733**	18,499	19,549
Major Financial Ratios in Annual Terms (%):			
Credit to the public / Total assets	**67.1**	64.0	65.7
Securities / Total assets	**15.0**	16.3	15.6
Deposits of the public / Total assets	**76.5**	78.2	78.8
Shareholders' equity / Risk assets (a)	**11.77**	11.88	11.52
Tier I capital / Risk assets	**7.73**	7.76	7.55
Shareholders' equity (excluding minority interest) / Total assets	**6.6**	6.4	6.5
Net profit / Shareholders' equity everage (excluding minority interest) (c)	**9.8**	22.2	17.4
Net operating profit / Shareholders' equity everage (excluding minority interest) (c)	**9.8**	15.6	15.4
Rate of tax provision from the profit	**49.5**	45.6	38.0
Provision for doubtful debts / Credit to the public (c)	**0.49**	0.024	0.20
Provision for doubtful debts / Total credit risk (c)	**0.32**	0.016	0.13
Net interest income before provision for doubtful debts / Total assets (c)	**2.65**	2.49	2.53
Total income / Total assets (b)	**3.82**	3.89	3.93
Total income / Total assets managed by the group (b) (c) (d)	**1.55**	1.55	1.55
Total operating and other expenses / Total assets (c)	**2.43**	2.27	2.30
Total expenses / Total assets managed by the group (c) (d)	**0.98**	0.91	0.91
Net profit / Total average assets (c)	**0.63**	1.28	1.13
Net operating profit / Total average assets (c)	**0.63**	0.91	1.01
Financial margin including income and expenses from derivative financial instruments	**1.78**	1.72	1.71
Operating expenses / Total income (b)	**63.8**	58.6	58.4
Operating and other income / Operating and other expenses	**47.4**	60.7	60.9
Operating and other income / Total income (b)	**30.3**	35.6	35.6

(a) Shareholders' equity - plus minority interest and less investments in the capital of companies included on the equity basis and various adjustments.

(b) Total income - net interest income before provision for doubtful debts plus operating and other income.

(c) On an annual basis.

(d) Includes off-balance sheet activities.

(e) Of which: NIS 270 million unpaid.

B. Other Information

Principal Developments in the Economy*

General

During the first quarter of 2008, the economy expanded at the real annual rate of some 5.8% in comparison with the corresponding period in 2007 and at an annual rate of some 5.4% compared with the final quarter of 2007. These data indicate a slight slowdown in the economy's growth in comparison with the growth rates during recent years. The slowdown of economic activity growth, and particularly in the business sector, is manifested in the cessation of growth in the state's tax revenues, even if there is currently a surplus in the State budget. The shekel's exchange rate, primarily against the dollar, has been especially volatile; during the course of the year's first quarter, the shekel has continued to gain strength against the dollar and it has appreciated by some 7.6%. This occurred primarily against the background of the dollar's weakening against the world's major currencies. Towards the end of the first quarter, the Bank of Israel began to intervene in foreign currency trading and during March 2008, it purchased some US$700 million. Inflation in the economy amounted to 0.1% during the first quarter, although prices rose 3.7% during the year ending in March 2008 – above the upper limit (1% to 3%) of the government's price stability target. Nevertheless, the Bank of Israel reduced the interest rate during the months of March and April at a cumulative rate of one percentage point, up to 3.25%, out of concern that the effect of the global crisis would lead to a negative effect on the Israeli economy. Sharp declines in share prices were recorded during the first quarter of 2008, with the Tel Aviv 100 Index dropping some 19.6% under the influence of the crisis in world financial markets. This crisis led the Chairman of the Federal Reserve to bring the interest rate down to 2.0%, in a decision made at the end of April 2008.

The Business Product and Economic Sectors

During the first quarter of 2008, Israel's business sector product expanded at a real annual rate of some 6.1%, compared with the last quarter of 2007 – lower than the previous quarterly expansion rates. The sectors of the economy which showed remarkable levels of expansion and contributed most to the growth in the business sector were the industry (excluding diamonds), financial and business services sectors. The Bank of Israel's companies' survey for the first quarter of 2008 indicated a slowdown in the rate of business activity expansion. The slowdown encompassed most sectors, except for the hotel and trade sectors. The survey also indicates expectations of a partial return in the second quarter toward the trend of increased activity – a trend which has characterized the economy in recent years.

The tourism industry stood out positively during the first quarter of the year, through accelerated activity. This was expressed in the data for overnight hotel stays and in the increase in occupancy rates. Thus, the number of overnight hotel stays during the first quarter of 2008 amounted to some 4.2 million overnight stays, an increase of some 11% in comparison with their level during the first quarter of 2007. This increase resulted from a rise of some 37% in overseas tourist hotel overnights, compared with a decline of some 8% in the number of overnight stays by Israelis. It should be noted that the percentage of overnight hotel stays attributed to overseas tourists rose, in this period, to some 53% - the highest level since 1996.

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* Data sources: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

The State Budget and its Financing

During the first quarter of 2008, there was a surplus in the State Budget of some NIS 5.6 billion, compared with a target deficit for all of 2008 of some NIS 11.5 billion (representing 1.6% of the GDP). This surplus is slightly lower than the surplus recorded during the first quarter of 2007. The total expenses for the various government ministries increased by some 0.5% compared with their level during the corresponding period in 2007, while the annual budget had planned an increase of some 4.1%. The Ministry of Finance noted that the government expenditures during the first quarter were seasonally low – i.e., the implementation of expenditures, which was at the rate of some 23.3%, was lower than the quarterly rate of 25% of the total expenses that were planned for the entire year. The Tax Authority's revenues during the first quarter of the year, after statutory amendments and adjustments, remained unchanged in comparison with the first quarter of 2007.

It therefore appears that the source of the budget surplus during the year's first quarter was primarily under-implementation of the budget's expenditures item.

Foreign Trade, Capital Flows and the Exchange Rate

During the first quarter of 2008, Israel's trade deficit amounted to some US$3 billion, as compared with a deficit of some US$1.3 billion during the first quarter of 2007. Even after the more volatile components such as ships, airplanes, diamonds and energy materials are neutralized, the deficit has still expanded, although at a more moderate rate. The deficit also increased in comparison with the last quarter of 2007. This is the result of the continued expansion of imports, primarily of consumer goods and transportation vehicles, while exports have expanded at a minimal rate, primarily because of the slower rate of growth in industrial exports, excluding diamonds. It should be recalled that these changes are based on foreign trade data that are calculated in (nominal) dollar terms, while the dollar has weakened against the other currencies, which leads to an increase in the exports and imports in American currency terms. Regarding the slow rate of growth in industrial exports excluding diamonds, such exports (after the chemical industry's exports, which include pharmaceuticals neutralized), increased at the good dollar term rate of some 5.3% in comparison with the fourth quarter of 2007.

During the first quarter of 2008, foreign residents' direct foreign currency investments in Israel amounted to some US$ 2.0 billion, in comparison with direct investments abroad by Israeli residents of some US$1.0 billion. These data indicate a slowdown in the rate of long-term capital inflows and outflows, in comparison to their amounts during the years 2006-2007, possibly influenced by the world financial crisis. The (net) incoming capital flows in the non-banking private sector amounted to some US$2.5 billion during the year's first quarter, a statistic that was only exceeded in recent years in 2000, and which supported the strength of the shekel.

During the first quarter of the year, the shekel appreciated against the US dollar by some 7.6%. During the same period, the dollar declined against the Euro at the lower rate of 6.9%. Commencing in the middle of March 2008, the Bank of Israel began purchasing dollars in the foreign currency market for the first time since 1998, in the framework of a program for increasing the reserves during the coming two years by some $10 billion - a program announced by the central bank on 24 March 2008. According to the Bank of Israel's reports, some US$700 million have been purchased until now (during the course of the month of March). Thus, at the end of March, the Bank of Israel's foreign currency reserves amounted to some US$29.4 billion, as compared with some US$28.5 billion at the end of 2007. In April 2008, the shekel's appreciation trend continued, strengthening against the dollar by some 3.5%

Inflation and Monetary Policy

During the first quarter of 2008, the Consumer Price Index (CPI) rose by 0.1%, while in the 12 months ending in March 2008, it rose by some 3.7%, a rate which is higher than the upper limit of the price stability target of 1% to 3%. The increase for the food component was prominent (an increase of 4.2% during the year's first quarter), being primarily influenced by the worldwide price increases for raw materials. The housing component declined during this period by some 2.3%, despite the sharp decline in the dollar's exchange rate. This represents a continuation of the "disengagement" of developments in the housing component from the shekel's rate of exchange against the dollar. This trend is consistent with the continued reduction in the percentage of rental agreements that are renewed in dollar terms – in March, the number of such agreements fell below 45% (compared with 65% at the end of 2007 and close to 90% in 2005.) The owned apartments item – which is the largest component of the housing item in the CPI - is calculated on the basis of these agreements. In April 2008, the CPI increased by 1.5%, and during the 12 months ending April 2008 the increase in the CPI amounted to some 4.7%.

At the beginning of the year's first quarter, the Bank of Israel raised the interest rate from 4.0% in December 2006 to 4.25% in January 2008. Later in the month, in light of the significant concern regarding the possible effects of the financial crisis for worldwide growth and possible negative consequences for the Israeli economy, the central bank began a process of reducing the interest rate, with the interest for March dropping to 3.75% and the interest for April to 3.25%. This rate was retained for the month of May.

The Capital Market

The Tel Aviv 100 Index declined by some 19.6% in the first quarter of the year, after an increase of 25.3% in 2007. The main explanation for the sharp declines was the impact of the worldwide financial crisis, which began with the crisis in the (sub-prime) mortgage market in the United States, and continued by affecting large financial institutions in the United States and additional countries, which suffered substantial losses. This led to sharp drops in prices on securities exchanges throughout the world and increased volatility of the indices, which factors also had an impact on the Tel Aviv Stock Exchange. The average daily trading volume for shares and convertible securities both on and off the Tel Aviv Stock Exchange experienced only a moderate decline in the first quarter of 2008 and amounted to some NIS 2.2 billion, in comparison with a daily average of some NIS 2.3 billion in 2007, a decrease of some 3%. However, a review of the months comprising the year's first quarter indicates a steady decline in trading volumes from month to month. The TA 100 Index rose in April by 7.3%.

During the first quarter of 2008, the CPI-linked government debentures stood out; their prices rose by some 3.3%, primarily as a result of the rise in the inflationary environment. In particular, the prices of the medium-term (5-7 years) debentures rose by some 5.1%. Against this background, the index for the unlinked debentures ("Gilon" and "Shachar") rose at a moderate rate of 2.2% during the same period.

Financial Assets of the Public

The portfolio of financial assets held by the public amounted at the end of March 2008 to some NIS 2.0 trillion, a decrease of some NIS 18 billion (0.9%) compared with the end of December 2007. This moderate decrease, despite the decrease in the value of shares held by the public of more than NIS 100 billion, was due to, *inter alia,* the inclusion of the

government's undertaking to assist the long-established pension funds in the amount of NIS 71 billion – in the portfolio of assets of the public since February 2008.

The total of the public's financial assets managed by the **Group** (deposits of the public, debentures and capital notes, securities portfolios, including securities of mutual funds, provident funds and supplementary training funds held in custody, in relation to which operation management and custody services are provided) amounted at the end of March 2008 to some NIS 683 billion, compared with some NIS 719 billion at the end of December 2007, a decrease of 5.0%.

Bank Credit

During the first quarter of 2008, bank credit in the economy (including mortgage banks, on the basis of monthly average data) contracted by a nominal rate of some 0.5%, after an increase of some 6.8% in 2007. Part of the explanation for this reduction is the effect of the shekel's appreciation against the dollar (7.6% during the first quarter) which caused more than one percentage point of the decline. There was also a slowdown in the volume of issues of corporate debentures, which constitute an alternative to bank credit. These issues totaled (according to an estimate based on Tel Aviv Stock Exchange data) some NIS 7 billion only during the first quarter of 2008, in comparison with some NIS 70 billion during 2007. It therefore appears that during the first quarter of the year, there was a slowdown in the demand for credit (both bank credit and non-bank credit) within the economy, due, *inter alia*, to the slowdown in economic activity in Israel and throughout the world.

At the end of March 2008, the **Bank's** credit to the public amounted to some NIS 136 billion, an increase of 1.6% compared with the end of 2007.

Credit Rating of the State of Israel and of Bank Leumi

The Fitch credit rating company announced on 11 February 2008 that it was raising Israel's credit rating outlook from 'A-' to 'A', and giving a rating outlook of Stable. The rating increase was explained by the rapid decline in the public debt to GDP ratio, which reached just over 80% in the past year, its lowest level ever. On 14 February 2008, the company announced that it was raising the Bank's credit rating from 'A-' to 'A', and giving a rating outlook of Stable. This was further to the State's improved credit rating and the company's view of the strengthening of the State's ability to provide support to the Bank, if needed.

On 17 April 2008, the Moody's credit rating company announced that it was raising Israel's foreign currency and local currency credit ratings from 'A2' to 'A1'. The increased rating reflects Israel's resilience in the face of economic and political shocks, its budgetary discipline and the continued financial and political support from the United States and from world Jewry. On 22 April 2008, the company announced that it was raising the Bank's credit rating from 'A2' to 'A1', following the raising of the State's credit rating.

On 4 March 2008, the S&P Maalot rating company announced that it was setting a rating of 'A-1+' for the commercial paper to be issued by the Bank, in an amount of up to NIS 1 billion.

On 30 April 2008, the company announced a rating of 'AAA'/Stable for the subordinated capital notes and/or debentures to be issued by the Bank (and/or Leumi Finance Company. In such case, the proceeds of the issue are deposited with the Bank, which undertakes to the trustee to pay to the security holders the principal, interest and linkage payments in accordance with the terms of the subordinated capital notes and/or debentures). The rating also applies to the subordinated capital notes and debentures in issue, as well as to the said deposits made with the Bank.

Global economic developments

The beginning of 2008 was characterized by substantial indications of a slowdown in global economic activity. In April 2008, the International Monetary Fund announced that it was reducing the global growth outlook for 2008 from 4.2% to 3.7%, while the outlook for the American economy was brought down sharply – from 1.5% to 0.5% - meaning negative per capita growth. This was against the background of the crisis in the residential real estate and the mortgage markets in the USA, which also impacted negatively on the banking and financial systems, and led to a financial crisis in the capital and money markets in many countries during the first quarter of 2008. Accordingly, large banking groups worldwide recorded major write-offs. The Federal Reserve Bank in the USA took action through various means to solve the liquidity problem that had been created in the banking system against the background of the financial crisis. Among other things, the interest rate was reduced during the first quarter in an aggregate amount of 200 basis points, and by another 25 basis points in April 2008, down to 2.0%. The Federal Reserve also took measures to increase the flow of money into the markets through a variety of monetary policy tools. During this period, the ECB (the central EU bank) maintained an interest rate of 4.0% while the Bank of England reduced its interest rate in April of 2008 to 5.0%.

Below are details of changes in the CPI and in the exchange rates:

	For three months ended 31 March		For the year
	2008	2007	2007
	In percentages		
Rate of increase (decrease) of the "known" CPI	**0.39**	(0.44)	2.8
Rate of decrease in the rate of the US dollar	**(7.62)**	(1.66)	(9.0)
Rate of increase (decrease) in the rate of the euro	**(0.74)**	(0.54)	1.7
Rate of decrease in the rate of the pound sterling	**(8.38)**	(1.97)	(7.0)
Rate of increase (decrease) in the rate of the Swiss franc	**(4.59)**	(1.67)	(1.3)

The following table sets out the principal representative exchange rates:

	31 March		31 December	
	2008	2007	2007	2006
US dollar	**3.553**	4.155	3.846	4.225
Euro	**5.617**	5.534	5.659	5.564
Pound sterling	**7.064**	8.125	7.710	8.288
Swiss franc	**3.577**	3.407	3.420	3.465

General Environment and the Effect of External Factors on Activities

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

The Directors' Report includes, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968 as "forward-looking information." Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted using words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's plans", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not past facts.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the foreign exchange and capital markets, legislation, directives of regulatory bodies, the behavior of competitors, technological developments and personnel issues.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information included in this Report.

Property of Holocaust Victims

In January 2005, the Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims (the "Committee") published its concluding report. The report indicates that assets of Holocaust victims that had been deposited with the Anglo-Palestine Bank were transferred, pursuant to provisions that were in force at the time, to the British government's Custodian of Enemy Property, to the Israeli Custodian of Enemy Property, to the Administrator General, or were returned to those entitled to them. Nevertheless, the report recommended that the funds be revalued, together with retroactive linkage differentials, for the period in the past during which they were held by the Bank.

On 3 January 2006, the Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006 (the "Law") came into effect. The Law provides that a party who holds, in Israel, assets of Holocaust victims (as such terms are defined in the Law) must transfer them to the Tracing and Return of Property of Holocaust Victims Company Ltd. (the "Company"), which was established pursuant to the provisions of the Law, together with linkage differentials and interest in amounts determined by a special revaluating committee. The revaluating committee's report was delivered to the Bank, and appropriate provisions were made, as estimated by the Bank.

At the beginning of July 2007, the Bank appointed the Honorable Supreme Court Justice (ret'd) Theodore Orr as an external examiner to carry out an independent and impartial

investigation of the Bank's obligations pursuant to the Law, if any, and of the Bank's conduct regarding the assets of Holocaust victims, as such are defined in the Law. The Bank announced that it would provide the examiner with any assistance required.

Additionally, out of sensitivity to public sentiment and to demonstrate its goodwill, the Bank transferred the sum of NIS 20 million to the Company, to be used for making payments to the heirs of victims and to survivors during their lifetime, in accordance with the provisions of the Law and pursuant to appropriate criteria to be established by the Company, as required by the Law.

The Bank has notified the Company that if it is determined that the Bank is not obligated to make any payments whatsoever (which is the Bank's position), or that it is required to make a payment which is lower than that which has been paid, any balance of the amount will be considered to be a donation to be used for the above purposes. If it is determined that the Bank is required to pay amounts to Holocaust survivors or to the heirs of Holocaust victims which are higher than the amount that has been paid, then the Bank will set off the payment made (linked to the CPI and bearing interest) against the amount of the liability.

On 4 March 2008, the Bank received a first request from the Company for the payment of a revalued amount of some NIS 148 million, which the Company claims the Bank is required to transfer to it according to the Law. The Bank's examination of the Company's request is at an advanced stage and will be concluded shortly. At this stage, the Bank estimates that no additional provision in respect of this request will be necessary.

Amendment of the Banking (Service to Customers) Law, regarding Commissions

Further to the information provided in their Annual Report regarding the above-mentioned subject, the Bank and its subsidiaries are continuing to prepare for the entry into force of the Banking Rules (Service to Customer) (Commissions) published in January 2008 by the Governor of the Bank of Israel.

On 5 May, 2008, the Knesset Economics Committee confirmed that the Rules would take effect on 1 July 2008.

In early May, in accordance with the Supervisor's instructions, Leumi submitted to the Bank Supervision Department its new price list for individual and small business customers (the "New Price List"), which includes the rates that Leumi has determined.
The New Price List has reduced from 198 to 72 the number of commissions to be charged with respect to the relevant chapters of the price list (i.e., the list's first six chapters) and to the relevant population – i.e., individuals and small businesses.

As the Law provides, its purpose was to establish a new price list for individuals and small businesses. In establishing this price list, "the Governor of the Bank of Israel will take steps to make a fair and comprehensive presentation of the commissions, with the objective of ensuring that customers can compare the cost of managing an account and of means of payment." The legislation followed upon the establishment of a Parliamentary Committee of Inquiry regarding Bank Commissions, - a committee whose letter of appointment indicated that its main purposes were the creation of transparency in the system of commissions and to make that system comprehensible to the customers, as well as to increase competition between the banks.
Leumi estimates that, in light of the circumstances currently known to it, the effect on the Group's income, in annual terms, will not be material. This evaluation is based on estimations, evaluations, and various assumptions, and the Bank is continuing to examine the implications of the legislation.

Pension Counseling

The Bank is in the midst of preparations to enter the pension counseling field. These preparations include developing computerized tools, as well as training and recruiting employees. The Bank has filed an application with the Supervisor of the Capital Market, Insurance and Savings for a pension counseling license, following agreement regarding a format which enables the major banks (Leumi and Hapoalim) to engage in pension counseling.

Income Tax (Adjustments for Inflation) (Amendment No. 20) Law, 2008

On 26 February 2008, the Knesset approved an amendment to the Income Tax (Adjustments for Inflation) Law, 1985. The amendment restricts the application of the law to the years 1985-2007, and lays down transitional provisions regarding the end of its application.

The Bank estimates that, on the basis of the capital eligible for protection as at 31 December 2007, each change of 1% in the CPI will affect the Group's tax expenses by some NIS 47 million, net.

Amendment to the Value Added Tax Law (Amendment No. 35)

Amendment No. 35 to the Value Added Tax Law, which was approved by the Knesset on 26 February 2008, determines that salary tax paid by a financial institution will be recognised as an expense for the purposes of the calculation of profit tax, and also makes the employer's portion of National Insurance payments subject to salary tax.

The amendment came into effect as from 1 January 2008. In 2008, half of the employer's portion of National Insurance payments will be subject to salary tax, and half the salary tax paid will be recognized as an expense for purposes of the profit tax calculation.

In the Bank's estimation, the amendment to the law will reduce the current net tax charge of the Group for 2008 by some NIS 13 million, and by some NIS 26 million per year beginning from 2009.

Draft Bill – Proposed Amendment of the Banking (Licensing)Law

In April 2008, the Ministry of Finance circulated a draft bill for the amendment of the Banking (Licensing) Law.

The draft bill proposes various amendments to the Banking (Licensing) Law. Most of these relate to the credit card market and follow the recommendations of the Committee for the Examination of the Market Failures in Credit Card Clearing in Israel.

Among other things, it is proposed to established that the clearing of transactions carried out through a credit card will be done only by parties licensed for that purpose by the Governor of the Bank of Israel and that the Supervisor of Banks will be able to require a large clearer (as defined in the proposed law) to clear transactions of issuers with various suppliers.

In addition, the Supervisor will also be authorized to require a large issuer (as defined in the proposed law) which is also a clearer to allow other clearers to clear transactions that were carried out with credit cards that it has issued.

The bill also proposes that the Supervisor be permitted to supervise the rate of the interchange fees (the fee paid by the clearer to the issuer).

The draft bill includes the following additional issues:

- The Banking (Licensing) Law includes provisions allowing the banking corporations exclusive rights to carry out certain activities, which include a provision to the effect that only a banking corporation may accept monetary deposits or both issue securities that require a prospectus and grant credit. One of the exceptions included with regard to the definition of "granting credit" is the granting of long-term credit to a person whose name appears in a prospectus or for the purpose of purchasing a banking corporation's rights against its borrowers. It is now proposed to include as an additional exception the granting of similar credit on a short-term basis.
  This amendment will allow for the securitization of short-term bank loans and the issuance of short term commercial paper.

- The draft bill proposes to amend the section that allows foreign banks and branches of foreign banks, which in the judgment of the Supervisor of Banks do not engage in significant retail activity, to participate in the ownership and asset management of provident funds and mutual funds. (Currently, the volume of retail activity of such banks is determined on the basis of quantitative criteria).

- It is proposed to transfer the authority to issue or revoke a banking corporation's branch permit from the Governor of the Bank of Israel to the Supervisor of Banks.

- It is proposed to establish penalty provisions regarding violations related to the clearing of credit cards, such as clearing without a license.

- It is proposed that the authority of the Supervisor of Banks be made comparable to the authority of the Supervisor of Insurance, to determine up to seven office holders subject to the Supervisor of Bank's approval in all types of banking corporations.

- An amendment to the Banking Ordinance is proposed so as to allow the Supervisor of Banks to transfer documents and information that he has received to other departments within the Bank of Israel.

Amendments of the Sales (Apartments) (Securing of Apartment Buyers' Investments) Law, 2008 and a Uniform Text for Guarantees for Apartment Buyers

In the months of March and April 2008, the Knesset adopted several proposals for the amendment of the said Law, the purpose of which was to improve the protection given to apartment purchasers. Information regarding the proposed laws was provided at page 39 of the 2007 Annual Report, under the heading "Directives for Proper Conduct of Banking Business and Proposed Laws Regarding the Securing of the Investments of Apartment Purchasers."

In addition, in May 2008, the Supervisor of Banks published a uniform text for a letter of guarantee pursuant to the above-mentioned law, by which all banking corporations are bound.

According to the Supervisor of Banks' announcement, determining of the uniform text implements the conclusions reached by the Bank Supervision Department from dealing with issues relating to guarantees pursuant to the Sales Law, and from the case law. The Supervisor of Banks also noted that the publication of the uniform text supplements the Directives for Proper Banking Conduct that he published in February 2008 on the subject of project financing.

Prohibition on Investment in Corporations that Maintain Business Relations with Iran, 2008

The above-mentioned Law was enacted by the Knesset in April 2008.

Its purpose is to prevent investments by Israeli financial institutions (including banking corporations) in corporations that maintain a material business relationship with Iran. An investment is defined in the Law as including loans, provided that these are loans for a fixed period of time of not less than five years, and that the amount of the loan is not less than five percent of the shareholders' equity of the corporation in which the investment is being made.

The Law's prohibition on investment applies to an investment in a corporation which maintains a material business relationship with Iran, this relationship being defined as a relationship in the energy field or with a corporation that is connected to the development of unconventional weapons by Iran, and which appears on a list to be published pursuant to the Law by the government committee whose establishment for this purpose is required by the Law. The list may also include corporations regarding whom restrictions have been imposed by foreign countries; in such a case, it will also be possible to include in the list corporations that maintain an economic connection with Iran for its benefit or within its territory.

According to the law, if a financial institution has invested in a corporation which is afterward included in the list, the financial institution will be required to sell its holdings in the said corporation within a period determined in the Law (for this purpose only, a loan is not considered to be an investment). An investment in a corporation included in the list, or a failure to sell the holding in such a corporation, will constitute criminal offenses.

Accounting Policy on Critical Subjects

The Financial Statements have been prepared in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks and his guidelines relating to the preparation of the annual and quarterly financial statements of a banking corporation, as detailed in Note 1 to the Annual Financial Statements as at 31 December 2007.

The preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.

The actual results relating to these estimates may differ from the estimates and/or the assessments.

The estimates and assessments are generally based on economic forecasts, assessments regarding the various markets and past experience following due consideration, and which Management believes to be reasonable at the time of signature of the Financial Statements.

The principal critical accounting subjects referred to in the Annual Report as at 31 December 2007 were as follows: provisions for doubtful debts, derivatives, securities, obligations regarding employee rights, obligations in respect of legal claims, buildings and equipment and taxation on income.

During the period January to March 2008, there were no changes in the accounting policy on critical subjects compared with that described in the Annual Report for 2007.

For further details, see pages 44-48 of the Annual Report for 2007.

Disclosure regarding the Procedure for Approval of Financial Statements

The Bank's Board of Directors is the entity responsible for ultimate supervision within the Bank and for approval of the Bank's Financial Statements. All the members of the Board of Directors have accounting and financial expertise, as described on pages 228-231 of the Annual Report for 2007, and possess the qualifications of "External Directors" (as required by the Bank Shares (Arrangement Shares) (Temporary Provisions) Law, 1993).

Before the Financial Statements are submitted to the Board of Directors for discussion, the Bank's Disclosure Committee discusses them. The Disclosure Committee is a Management committee, chaired by the President and Chief Executive Officer, whose membership is comprised of members of Management and other senior managers at the Bank. The Disclosure Committee examines, *inter alia*, whether the information in the Financial Statements is accurate, complete and appropriately presented. Representatives of the Bank's joint auditors also participate in the Disclosure Committee's meetings. (The Disclosure Committee was established as part of the implementation of a Directive of the Banking Supervision Department, based on section 302 of the SOX Act. See "Evaluation of Disclosure Controls and Procedures for the Financial Statements" on pages 74 to 75 of the Report).

First, the Board of Directors holds a preliminary discussion of the Financial Statements, with the participation of the Chief Executive Officer, the Head of the Finance and Economics Division, the Chief Accounting Officer, other members of the Bank's Management in charge of the business divisions, the Chief Internal Auditor and the Bank's joint auditors. The background material sent to the Directors prior to the preliminary discussion includes the minutes of the discussion of the Disclosure Committee and its decisions, the draft Directors' Report and the draft Financial Statements – which include the information and the qualitative description, but without the financial data (which at this stage of the discussion are not yet final). The Directors also receive details regarding new disclosure requirements (to the extent there are any) that apply to the Bank (including the text of the directives). Information regarding the Bank's exposure to legal claims and a description of new legal claims, and background material for the discussion regarding the appropriateness of the classification of problem customers and of the provisions for doubtful debts, being sensitive and confidential information, is available for advance review by the Directors at the Bank's Secretariat.

In the context of the preliminary discussion, the Board of Directors discusses the appropriateness of the provisions and of the classification of the Bank's problem debts, following the Chief Executive Officer's presentation to the Board of Directors of the scope of the provisions and the classification of problem debts, and the changes and trends in this area, and after other senior managers present the scope of the provisions within their areas of responsibility, as well as their views regarding specific credits. The subject of the legal claims and of the Bank's exposure in this regard is presented by the Bank's Chief Legal Advisor. The Head of the Finance and Economics Division presents to the Board of Directors the main and material matters in the Directors' Report and Financial Statements, the changes in critical accounting policies, if any, and the main matters discussed by the Disclosure Committee. The Board of Directors also holds a discussion of these matters.

Following the preliminary discussion, there is an additional discussion by the plenary of the Board of Directors of the final draft of the Financial Statements, with the participation of the Chief Executive Officer, the Head of the Finance and Economics Division, the Chief Accounting Officer, the Chief Internal Auditor, representatives of the Bank's joint auditors, and when the discussion concerns the approval of annual Financial Statements, also the members of the Bank's Management. As background material for the discussion, the Directors receive the complete draft of the Financial Statements – including the financial data

– together with extensive accompanying background material, including in-depth comprehensive analyses of the Bank's activities in its various areas of business.

In the context of this discussion, the Bank's Chief Executive Officer reviews the operating results of the Leumi Group and the Head of the Finance and Economics Division presents and analyzes the Group's operating results in Israel and abroad, including a description of the exposure to risks and compliance with the limits established with regard to such risks. Thereafter, the plenary of the Board of Directors discusses the final draft of the Financial Statements and approves them.

As stated, all the discussions of the Board of Directors regarding the Financial Statements are held with the participation of the Bank's joint auditors, who are available to the Board of Directors to answer questions and provide clarifications during the Board's discussions. The Financial Statements are approved by the Board of Directors following presentation by the joint auditors to the Board of Directors of any material weaknesses that may have arisen during the audit processes that they carried out.

C. Description of the Group's Business According to Segments and Spheres of Activity

Development of Income, Expenses and Tax Provisions

Net profit of the Leumi Group during the period January to March 2008 amounted to NIS 470 million, compared with NIS 917 million during the corresponding period in 2007, a decrease of 48.7%.

The decrease in the Group's net profit during the period January to March 2008, as compared with the corresponding period in 2007, is explained primarily by the following factors:*

1. A decrease in profits from extraordinary items in the amount of NIS 261 million. A number of provident funds were sold in 2007, at a profit of NIS 257 million.

2. An increase in provisions for doubtful debts in the amount of NIS 233 million, before the effect of taxes.

3. A decrease in operating and other income in the amount of NIS 139 million, a decrease of 14%, before the effect of taxes.

4. An increase in operating and other expenses (including salaries) in the amount of NIS 162 million, an increase of 9.9%, before the effect of taxes.

5. An increase in the tax rate by 3.9 basis points, as explained on pages 25 to 26 in the paragraph on provision for taxes.

On the other hand, the following factors partially offset the above-mentioned decrease:

1. An increase in profits from net interest income before provisions for doubtful debts in the amount of NIS 167 million, before the effect of taxes, an increase of 9.3%.

* Before minority interests in consolidated companies.

2. An increase in the Group's share of the profits of companies included on the equity basis of NIS 48 million, net.

Net interest income before provision for doubtful debts in the Leumi Group amounted to NIS 1,960 million during the period January to March 2008, compared with NIS 1,793 million in the corresponding period in 2007, an increase of 9.3%.

The increase in the Group's net interest income before provision for doubtful debts during the period January to March 2008, as compared with the corresponding period in 2007, stems mainly from:

	For the three months ending		
	31 March 2008	31 March 2007	% Change
	NIS millions		
Current activities	**1,832**	1,719	6.6
Collection and reduction of interest in respect of problem loans	**169**	82	106.1
Profit from sale of available-for-sale debentures and from adjustments to market value of debentures for trading	**102**	84	21.4
Adjustments to fair value of derivatives	**(168)**	(77)	118.2
Effect of the known CPI	**25**	(15)	-
Total	**1,960**	1,793	9.3

The following are additional details regarding the increase in net interest income from current activities:

1. An increase in the volume of financial activities in the unlinked shekel sector of some 25.2%, which increased net interest income by some NIS 182 million and was partially offset by the decrease of 0.15% in the interest margin.

2. An increase in the volume of activities in the foreign currency and foreign currency-linked sector of some 12.9%, which increased net interest income by some NIS 85 million.

3. An increase in other interest income of NIS 75 million, as detailed below.

4. On the other hand, the adjustment to fair value of derivatives, mainly in the CPI-linked sector, led to a decrease in revenue in the amount of some NIS 158 million in this sector.

The following table sets out the development of net interest income according to principal operational segments:

Segment	**31 March 2008**	31 March 2007	% Change
	NIS millions		
Households	**643**	611	5.2
Small businesses	**223**	201	10.9
Corporate banking	**469**	366	28.1
Commercial banking	**308**	269	14.5
Construction and real estate	**248**	140	77.1
Private banking	**95**	105	(9.5)
Financial management – capital markets	**(4)**	111	-
Other	**(22)**	(10)	-
Total	**1,960**	1,793	9.3

Total Interest Margin (excluding transactions in financial derivatives) during the period January to March 2008 was 3.20%, compared with 1.97% during the corresponding period in 2007. The interest margin including financial derivative transactions was 1.78% during the period January to March 2008, compared with 1.72% during the corresponding period in 2007, and 1.71% for the whole of 2007.

The ratio of net interest income before provision for doubtful debts to the average balance of the financial assets was 2.83%, compared with 2.65% (in annual terms) during the corresponding period in 2007.

Financing commissions amounted to NIS 78 million during the first quarter of 2008, compared with NIS 73 million during the corresponding period in 2007, an increase of 6.8%. These commissions include mainly the income from off-balance sheet activity, such as guarantees for granting credit, guarantees for apartment purchasers and other guarantees, as well as commissions from foreign trade activity.

Other Financing Income and Expenses include mainly profits/losses from the sale of debentures and the adjustment of debentures for trading to fair value or market value, income from early credit repayment commissions, interest collection in respect of doubtful debts from previous years and the reduction of provisions for interest. Net income from these operations amounted to NIS 253 million during the first quarter of 2008, compared with NIS 178 million in the corresponding period in 2007.

The following are the main changes in other financing income and expenses:

	31 March 2008	31 March 2007	Change
	NIS millions		%
Profit from the sale of available-for-sale debentures	**28**	22	27.3
Profit from sale and adjustments to market value of debentures for trading	**74**	62	19.4
Collection/reduction of interest in respect of doubtful debts	**169**	82	106.1
Early credit repayment commissions	**14**	12	16.7
Other	**(32)**	-	-
Total	**253**	178	42.1

The Provision for Doubtful Debts in the Leumi Group during the period January to March 2008 amounted to NIS 244 million, compared with NIS 11 million in the corresponding period of 2007, an increase of NIS 233 million.

The net increase in the specific provision was primarily affected by a limited number of customers.

The additional and general provision for doubtful debts, in respect of unidentified risks in the loan portfolio, which are based upon the risk characteristics of the credit portfolio, and also in respect of a sectoral excess of credit, were reduced by NIS 25 million during the period January to March 2008, compared with a reduction of NIS 20 million during the corresponding period in 2007, and a reduction of NIS 149 million for the whole of 2007.

The overall rate of the provision for doubtful debts during the period January to March 2008 was 0.49% of total credit to the public (in annual terms), compared with a rate of 0.024% in the corresponding period in 2007, and compared with 0.20% for the whole of 2007. The rates of the overall provision for doubtful debts in relation to overall credit risk (balance sheet and off-balance sheet) were 0.32%, 0.016% and 0.13% respectively.

The following table sets out the quarterly development of the provisions for doubtful debts:

	2008	2007			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(NIS millions)				
Specific provision	**269**	369	90	66	31
Additional provision	**(25)**	(90)	(11)	(28)	(20)
Total	**244**	279	79	38	11
The provision as a percentage of total credit to the public (on annual basis)	**0.49%**	0.57%	0.16%	0.08%	0.02%

The aggregate balance of the general provision and the additional provision for doubtful debts (according to the risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated companies amounted to NIS 850 million (constituting 0.42% of total credit to the public) on 31 March 2008, compared with NIS 875 million at the end of 2007.

The following table sets out the development of the provisions for doubtful debts according to principal operational segments:

Segment	**31 March 2008**		31 March 2008	
	(NIS millions)	% *	(NIS millions)	%*
Households	**59**	**0.4**	15	0.1
Small businesses	**14**	**0.3**	-	-
Corporate banking	**148**	**1.1**	(4)	-
Commercial banking	**42**	**0.5**	14	0.2
Construction and real estate	**(2)**	-	(10)	-

* Percentage of total credit at the end of the period on an annual basis.
See page 117 for further details.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in the period January to March 2008 amounted to NIS 1,716 million, compared with NIS 1,782 million during the corresponding period in 2007, a decrease of 3.7%.

Total Operating and Other Income of the Leumi Group during the period January to March 2008 amounted to NIS 851 million, compared with NIS 990 million in the corresponding period in 2007, a decrease of 14.0%.

The following are the main changes in operating and other income:

	For the three months ending			
	31 March 2008	31 March 2007	**Change**	
	NIS millions		NIS millions	%
Operating commissions [1]	**852**	827	**25**	3.0
Profits from investments in shares [2]	**(71)**	82	**(153)**	-
Other income [3]	**70**	81	**(11)**	(13.6)
Total operating and other income	**851**	990	**(139)**	(14.0)

The following are additional details regarding each of the above-mentioned items:

1. Operating commissions (+NIS 25 million)

   a. An increase in income from credit handling and preparation of legal documents in the amount of NIS 24 million, 25.3%.

   b. An increase in income from credit cards in the sum of NIS 15 million, 9.4%.

   c. A decrease in income from securities transactions in the sum of NIS 13 million, (6.0%).

2. Profits from investments in shares (-NIS 153 million)

   a. A decrease in income from dividends in the amount of NIS 69 million, explained mainly by recording the partial repayment of a debt of a particular customer amounting to NIS 88 million as a dividend during the first quarter of 2007, in accordance with the directives of the Supervisor of Banks (in accordance with the same directives, the debt is presented as an investment in shares available for sale).

   b. A decrease in the value of investments in securities in the amount of NIS 84 million, including the recording of negative exchange rate differentials in the foreign securities for trading portfolio, and a reduction in other securities.

3. Other income (-NIS 11 million)

   From the second quarter of 2006, the capital market reform came into effect, and the Bank began to charge distribution fees in respect of mutual funds that it distributes, and as from 2007, the Bank began to charge provident fund operation fees.

	31 March 2008	31 March 2007	Change	
	NIS millions		NIS millions	%
From mutual funds	**36**	37	(1)	(2.7)
From provident funds	**1**	9	(8)	(88.9)
From supplementary training funds	**-**	8	(8)	-
From provident funds operations	**13**	8	5	62.5
Other income	**20**	19	1	5.3
Total	**70**	81	(11)	(13.6)

See above at page 15 of the Report with regard to the law concerning commissions and the Bank of Israel proposal on the subject.

The ratio of operating and other income to total income (i.e. net interest income before provision for doubtful debts and operating and other income) was 30.3%, compared with 35.5% during the corresponding period in 2007 and 35.6% for the whole of 2007.

Operating and other income cover 47.4% of operating and other expenses and, after neutralizing special salary expenses as detailed below, 52.2%, compared with cover of 60.7% and 62.4%, respectively, during the corresponding period in 2007, and compared with 60.9% and 63.1% for the whole of 2007.

Total Operating and Other Expenses of the Leumi Group in the period January to March 2008 amounted to NIS 1,794 million, compared with NIS 1,632 million during the corresponding period in 2007, an increase of 9.9%.

Salary expenses increased by NIS 104 million in the period January to March 2008, an increase of 10.1% compared with the corresponding period in 2007. The increase in salary expenses derives primarily from charging the entire provision for severance pay in accordance with the salary increases at the beginning of the year, while the income from the severance pay fund is spread out over the entire year, and from the negative returns from the severance pay fund. A total of some NIS 143 million was charged to salary expenses in respect of this, compared with some NIS 12 million during the corresponding period in 2007.

Operating and other expenses (maintenance of buildings and equipment, depreciation and others) increased by NIS 58 million during the period January to March 2008, an increase of 9.6%, compared with the corresponding period in 2007.

Operating expenses constitute 63.8% of total income compared with 58.6% in the corresponding period in 2007, and compared with 58.4% for the whole of 2007.

Total operating and other expenses (in annual terms) constitute 2.43% of total assets, compared with 2.27% in the corresponding period in 2007, and compared with 2.30% for the whole of 2007.

Operating Profit before Taxes of the Leumi Group in the period January to March 2008 amounted to NIS 773 million, compared with NIS 1,140 million in the corresponding period in 2007, a decrease of 32.2%.

Provision for Taxes on Operating Profit of the Leumi Group in the period January to March 2008 amounted to NIS 383 million, compared with NIS 520 million in the

corresponding period in 2007. The rate of provision in the said period was some 49.5% of the pre-tax profit, compared with 45.6% in the corresponding period in 2007.

The increase in the rate of the provision for taxes was principally affected by:

1. Exchange rate differentials in respect of overseas investments that are not included in the tax basis calculation and which were negative in the relevant period, compared with lower negative exchange rate differentials in the corresponding period in 2007, as detailed on page 60 of the Report.

2. The amendment to the Value Added Tax Law (see page 16 above) had the effect of reducing taxes in the amount of NIS 42 million.

3. The amendment to the Income Tax (Adjustments for Inflation) Law (see page 16 above) had the effect of increasing taxes in the amount of NIS 19 million.

Operating Profit after Taxes amounted to NIS 390 million in the period January to March 2008, compared with NIS 620 million in the corresponding period in 2007, a decrease of 37.1%

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis amounted to NIS 87 million in the period January to March 2008, compared with NIS 39 million in the corresponding period in 2007.

Minority Interests in the Profits of the Group amounted to a profit of NIS 5 million in the period January to March 2008, compared with a loss of NIS 1 million in the corresponding period in 2007.

Net Operating Profit of the Group in the period January to March 2008 amounted to NIS 472 million, compared with a profit of NIS 658 million in the corresponding period in 2007, a decrease of 28.3%.

Net After-Tax Profit (Loss) from Extraordinary Items amounted to a loss of NIS 2 million in the period January to March 2008, compared with a profit of NIS 259 million in the corresponding period in 2007. This profit in 2007 arose from the sale of some of the provident funds that were under the Group's management.

Net Basic Operating Profit per share reached NIS 0.33 during the period January to March 2008, compared with NIS 0.47 in the corresponding period in 2007.

Net Basic Profit per share reached NIS 0.33 in the period January to March 2008, compared with NIS 0.65 in the corresponding period in 2007.

Return on Shareholders' Equity – Average for the Period (excluding minority interests) and in Annual Terms of:

	2008	2007			
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	%				
Net profit	**9.8**	10.4	21.9**	20.9	22.2**
Net operating profit	**9.8**	10.3	19.4	20.9	15.6

The following are the returns after neutralizing the effects of special salary expenses*:

	2008	2007			
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	%				
Net profit	**12.0**	11.6	22.6**	21.5	23.2**
Net operating profit	**12.0**	11.5	20.1	21.5	16.5

* Special salary expenses: expenses related to recording costs from the options that were issued, the shares sold to employees by the State, and timing differentials related to severance pay reserves.

** Assuming the income from extraordinary items is non-recurring, the return of net profit for the first quarter of 2007 was 17.1% and 18.0% after neutralizing special expenses, and for the third quarter of 2007 - 19.9% and 20.6%, respectively.

Development of Profit During the Last Five Quarters

The following is a summary of the quarterly operating profit and loss statements for the last five quarters:

	2008	2007			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(NIS millions)				
Net interest income	**1,960**	1,781	2,265	1,809	1,793
Provision for doubtful debts	**(244)**	(279)	(79)	(38)	(11)
Operating and other income	**851**	1,192	909	1,131	990
Operating and other expenses	**(1,794)**	(1,864)	(1,785)	(1,656)	(1,632)
Operating profit before taxes	**773**	830	1,310	1,246	1,140
Provision for taxes	**(383)**	(355)	(471)	(376)	(520)
Operating profit after taxes	**390**	475	839	870	620

Structure and Development of Assets and Liabilities [1]

Total Assets of the Leumi Group as at 31 March 2008 amounted to NIS 298.2 billion, compared with NIS 302.2 billion at the end of 2007, a decrease of 1.3%, and an increase of 2.7% compared with 31 March 2007.

The value of the assets denominated in and or linked to foreign currency was some NIS 117.6 billion, some 39.4% of total assets. During the period January to March 2008, the shekel appreciated against the US dollar by 7.62%, and against the euro by 0.74%. The change in the rate of exchange in the first quarter of the year led to a decrease of 2.3% in total assets.

The total assets under the Group's management - total balance sheet as well as customers' securities portfolios, and provident funds and supplementary training funds in respect of which operating management and custody services are provided - amount to some NIS 731 billion, compared with NIS 764 billion at the end of 2007 (some US$ 206 billion and US$ 215 billion respectively), as detailed below.

(1) The changes in percentages were calculated according to the balances in NIS millions.

The following table sets out the development of the main balance sheet items:

			Rate of change	
	31 March	31 December	From December	From March
	2008	2007	2007	2007
	NIS millions		%	
Total assets	**298,223**	302,151	(1.3)	2.7
Deposits of the public	**228,187**	238,045	(4.1)	0.6
Debentures, capital notes and subordinated capital notes	**21,985**	19,248	14.2	39.1
Deposits from banks	**6,575**	6,139	7.1	(50.6)
Cash and deposits with banks	**36,580**	42,329	(13.6)	(19.2)
Securities	**44,641**	47,169	(5.4)	(5.4)
Credit to the public	**200,174**	198,557	0.8	7.7
Buildings and equipment	**3,331**	3,276	1.7	6.8

Deposits of the public amounted to NIS 228.2 billion as at 31 March 2008, compared with NIS 238.0 billion as at 31 December 2007, a decrease of 4.1%, and an increase of 0.6% compared with 31 March 2007.

The appreciation of the shekel in relation to most foreign currencies in the first quarter of the year led to a 2.9% reduction in total deposits of the public.

The following table sets out the development of deposits of the public according to principal operational segments:

Segment	**31 March 2008**	31 December 2007	% Change
	NIS millions		
Households	**116,379**	117,594	(1.0)
Small businesses	**12,705**	14,097	(9.9)
Corporate banking	**23,218**	27,560	(15.8)
Commercial banking	**20,521**	22,608	(9.2)
Construction and real estate	**4,530**	4,789	(5.4)
Private banking	**37,791**	39,456	(4.2)
Financial management - capital markets and other	**13,043**	11,941	9.2
Total	**228,187**	238,045	(4.1)

Debentures, Capital Notes and Subordinated Capital Notes totaled NIS 22.0 billion on 31 March 2008, compared with NIS 19.2 billion on 31 December 2007, an increase of 14.2%, and an increase of 39.1% compared with 31 March 2007.

Off-balance sheet activity

The following table sets out the development of balances of the customers' (off-balance sheet) financial assets[1] managed by the Leumi Group:

(1) See page 29

	31 March 2008	31 December 2007	Change	
	(NIS millions)		(NIS millions)	%
Securities portfolios	**377,874**	404,686	(26,812)	(6.6)
of which: Mutual funds[(2)(3)]	**42,578**	44,235	(1,657)	(3.7)
Provident funds[(2)(3)]	**44,785**	46,747	(1,962)	(4.2)
Supplementary training funds[(2)(3)]	**10,363**	10,342	21	0.2
Total	**433,022**	461,775	(28,753)	(6.2)

(1) Including an increase in the market value of securities, and the value of securities of mutual and provident funds held in custody, regarding which operating management and custody services are provided.

(2) The Group does not manage any mutual funds, provident funds or supplementary training funds in Israel.

(3) Assets of customers in respect of which the Group provides operating management services.

Credit to the public totaled NIS 200.2 billion on 31 March 2008, compared with NIS 198.6 billion on 31 December 2007, an increase of 0.8%, and an increase of 7.7% compared with 31 March 2007.

The appreciation of the shekel in relation to most foreign currencies in the first quarter of the year led to a reduction of some 1.6% in the balance of credit to the public.

In addition to credit to the public, the Group also invests in corporate debentures which amounted to NIS 10,684 million on 31 March 2008, in comparison with NIS 12,435 million on 31 December 2007, a decrease of 14.1%.

The following table sets out the development of the overall credit risk* to the public according to principal sectors of the economy:

	31 March 2008		31 December 2007		
Economy Sectors	Overall credit risk to the public	Percentage of total	Overall credit risk to the public	Percentage of total	Change
	(NIS millions)	%	(NIS millions)	%	%
Agriculture	**2,511**	**0.8**	2,591	0.8	(3.1)
Industry	**48,135**	**15.7**	47,617	15.6	1.1
Construction and real estate	**55,139**	**18.0**	54,481	17.9	1.2
Electricity and water	**2,165**	**0.7**	2,333	0.8	(7.2)
Trade	**31,168**	**10.2**	32,601	10.7	(4.4)
Hotels, accommodation and food services	**5,362**	**1.8**	5,757	1.9	(6.9)
Transportation and storage	**6,173**	**2.0**	5,959	2.0	3.6
Communications and computer services	**7,214**	**2.4**	6,602	2.2	9.3
Financial services	**41,509**	**13.6**	42,160	13.8	(1.5)
Other business services	**9,651**	**3.2**	9,161	3.0	5.3
Public and community services	**7,875**	**2.6**	8,326	2.7	(5.4)
Private persons - housing loans	**40,550**	**13.3**	40,608	13.3	(0.1)
Private persons – other	**48,234**	**15.7**	46,713	15.3	3.2
Total	**305,686**	**100.0**	304,919	100.0	0.3

* Including off-balance sheet credit risk, investments of the public in debentures and other assets in respect of derivatives.

The following table sets out the development of credit to the public according to principal operational segments:

Segment	**31 March 2008**	31 December 2007	Change
	(NIS millions)		%
Households*	**59,043**	58,294	1.3
Small businesses	**17,797**	17,729	0.4
Commercial banking	**36,698**	36,812	(0.3)
Corporate banking	**53,194**	52,814	0.7
Construction and real estate	**25,824**	25,514	1.2
Private banking	**6,118**	6,160	(0.7)

* Credit to households also includes housing loans (mortgages). After neutralizing this credit, credit to households increased by 2.1%. Housing loans (mortgages) to households amounted to NIS 36,884 billion at the end of March 2008, and increased by 0.8%.

Pledge in favor of the Bank of Israel

On 21 May 2008, the Bank signed a debenture pursuant to which it granted a first degree floating charge in favor of the Bank of Israel, on its rights to receive amounts and monetary shekel payments that are due, and that will be due to the Bank from time to time, from customers who are corporations (established according to the laws of the State of Israel), who are not in arrears with their repayments to the Bank of credits received from it, and where the average lifespan of the credit does not exceed three years, that were granted and that will be granted to these customers by the Bank. The charge is in an amount equal to the level of the amounts secured by the debenture, from time to time, up to an amount of NIS 1.1 billion.

This charge is to secure monies that will be required for the Bank's activities as a member of the CLS clearing house. For further details, see page 67.

Problem Loans – the following table sets out the development of the problem loans [(1) (6)] according to the classifications determined in the directives of the Supervisor of Banks:

	31 March 2008	30 March 2007	31 December 2007
	(NIS millions)		
Non-performing	**1,575**	2,454	1,604
Restructured [(2)]	**579**	1,119	929
To be restructured [(3)]	**92**	127	85
In temporary arrears	**614**	639	764
Under special supervision*	**10,971**	13,494	9,618
Total balance sheet credit to problem borrowers [(1)]	**13,831**	17,833	13,000
Off-balance sheet credit risk to problem borrowers [(1) (5)*]	**2,301**	2,515	2,438
Debentures of problem borrowers	**3**	24	4
Other assets in respect of derivatives of problem borrowers	**134**	74	32
Total overall credit risk in respect of problem borrowers [(1) (7)]	**16,269**	20,446	15,474
Assets received in respect of repaid credit	**690**	635	839
*of which: debts in respect of which there is a specific provision [(4)]	**4,543**	5,594	4,666
*of which: credit for housing in respect of which there is a provision according to the extent of the arrears	**867**	717	523

(1) Not including problem loans that are covered by collateral that is deductible for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).
(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.
(3) Credit to borrowers in respect whereof a decision has been made by the banking corporation's management to restructure, but restructuring has yet to be implemented.
(4) Apart from credit for housing, in respect of which there is a provision in accordance with the extent of the arrears.
(5) As calculated for the purpose of restrictions on the obligations of a borrower and a group of borrowers, except in respect of guarantees given by a borrower to secure an obligation of a third party.
(6) Credit to problem borrowers as detailed in the disclosure format.
(7) Problem loans include classifications of credit from the implementation of Proper Banking Management Directive No. 325 "Management of Current Account Credit Lines." Pursuant to the above Directive and to clarifications of the Supervisor of Banks, the Bank is required to classify deviations from approved credit lines (where the deviation is over NIS 1,000), if it charges the customer interest on the deviation. In such a case, the deviation is to be classified as a non-performing loan, and the credit within the credit line and the balance of the customer's debts are to be classified as a debt under special supervision. As a result, non-performing loans in the amount of NIS 110 million and loans under special supervision in the amount of NIS 3,105 million were classified, and at the end of 2007 NIS 74 million and NIS 1,775 million, respectively, were classified.

Credit to Governments amounted to NIS 576 million on 31 March 2008, compared with NIS 642 million on 31 December 2007, a decrease of 10.3%, and a decrease of 26.2% compared with 31 March 2007.

Securities amounted to NIS 44.6 billion on 31 March 2008, compared with NIS 47.2 billion on 31 December 2007, a decrease of 5.4%, and when compared with 31 March 2007, a similar decrease.

Securities are classified into three categories: securities for trading, securities available for sale and debentures held to maturity.

Securities for trading are presented in the balance sheet at fair value and the difference between the fair value and the adjusted cost is charged to the profit and loss statement. Available for sale securities are presented at fair value, where the difference between fair value and adjusted cost is presented as a separate item in shareholders' equity less the related tax. Debentures held to maturity are presented at adjusted cost (par value together with accumulated interest and linkage differentials, less/plus a disaggio or aggio).

The following table sets out the classification of the securities item in the consolidated balance sheet as at 31 March 2008 in accordance with the above-mentioned rules:

	31 March 2008				
	Adjusted cost	Unrealized gains from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance sheet value
	NIS millions				
Debentures					
Held to maturity	1,349	34	-	1,383	1,349
Available for sale	31,380	259	(1,026)	30,613	30,613
For trading	7,116	119	(45)	7,190	7,190
	39,845	412	(1,071)	39,186	39,152
Shares and Mutual Funds					
Available for sale	3,366	917	(108)	4,175	4,175
For trading	1,344	26	(56)	1,314	1,314
	4,710	943	(164)	5,489	5,489
Total Securities	44,555	1,355	(1,235)	44,675	44,641

	31 December 2007				
	Adjusted cost	Unrealized gains from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance sheet value
	NIS millions				
Debentures					
Held to maturity	1,581	22	(4)	1,599	1,581
Available for sale	33,458	141	(507)	33,092	33,092
For trading	7,110	69	(38)	7,141	7,141
	42,149	232	(549)	41,832	41,814
Shares and Mutual Funds					
Available for sale	3,275	1,195	(34)	4,436	4,436
For trading	918	28	(27)	919	919
	4,193	1,223	(61)	5,355	5,355
Total Securities	46,342	1,455	(610)	47,187	47,169

As at 31 March 2008, some 77.9% of the Group's nostro portfolio was classified as securities available for sale and some 19.0% as securities for trading. This classification allows for flexibility in the management of the securities portfolio. Some 12.3% of the value of the securities represents investments in shares of companies that are not presented on the equity basis, but according to cost or to the market value of the shares traded on the Stock Exchange.

In respect of the available for sale portfolio, adjustments for a net decrease in value amounting to NIS 753 million were charged to the capital fund during the first quarter of 2008, of which some NIS 401 million is from a decline in value of debentures, and some NIS 352 million is from the a decline in the value of shares. During the first quarter of 2008, a decline in value of some NIS 11.0 million (US$ 3.1 million) was recorded in the profit and loss statement. The accumulated capital fund totaled NIS 19 million, gross. In respect of debentures for trading, realized and unrealized profits amounting to a profit of NIS 74 million were recorded in the profit and loss statement, compared with a profit of NIS 62 million during the corresponding period in 2007. Furthermore, net profits were recorded from the sale of debentures available for sale in the amount of NIS 28 million, compared with NIS 22 million during the corresponding period in 2007.

Investments in Foreign Asset-Backed Securities

The Group's securities portfolio includes some NIS 5.6 billion (some US$ 1.6 billion) of asset-backed securities (both mortgage-backed and non-mortgage-backed), all of which are investment grade securities, of which some 89% are rated 'AAA' and some 9% rated 'AA'. Of said portfolio, NIS 5.3 billion (some US$ 1.5 billion) is classified in the available for sale securities portfolio, and the balance in the securities for trading portfolio.

The revaluation of the portfolio is based on revaluation data received from external sources. Most of the portfolio is revalued each month by a recognized international institution, which carries on business as a valuer and is independent of both the issuing entities and the marketing entities. Internal models are not used for the purpose of revaluing securities.

The test for determining whether a decline in value is of a non-temporary nature is based primarily on the following criteria:

- A change in the security's rating by the international rating agencies.
- The length of time during which the security's value is less than its cost.
- The assets and the collateral backing the security.
- The rate of the decline in value in relation to the total cost of the security.

The Management's decision in this regard is made after an examination of all these criteria and an estimation of the accumulated significance.

The Management of the Bank estimates that the decline in the value of the asset-backed securities portfolio (both mortgage-backed and non-mortgage-backed) is mostly temporary in nature. From the time the investments were made, the Bank's intention was to hold them until redemption. The investments were classified as belonging to the available for sale portfolio, in order to allow for flexibility in the management of the portfolio. The Bank intends, and is able, to continue to hold the investments until the expected return of the full cost of the assets. Therefore, most of the decline in value was charged to capital fund. The total decline charged to the capital fund in respect of the above-mentioned securities amounts to some NIS 367 million (some NIS 232 million after taxes). The decline in the market value of these securities arises primarily from the widening of margins, the source of which is the reduction of liquidity and the sharp fluctuations in the global capital markets since July 2007, and not from the lowering of the credit rating of the securities.

In addition to the temporary decline in value which was charged to the capital fund, some NIS 11 million was recorded in the profit and loss account during the first quarter of 2008.

The Group's available for sale securities portfolio as at 31 March 2008 includes investments in mortgage-backed securities in the total amount of some NIS 3.6 billion. The portfolio includes sub-prime securities in the amount of NIS 3.2 million (US$ 1 million), which are rated 'AAA'. Of the mortgage-backed securities, 97% are guaranteed or issued by United States federal agencies, (FNMA FHLMC, GNMA) and rated 'AAA' by the world's leading rating agencies (S&P, Moody's, Fitch). The total of the mortgage-backed securities that are not (U.S.) government guaranteed and are not backed by American federal entities amounts to some NIS 99 million. The projected term to maturity for the mortgage-backed securities portfolio is some three and a half years, on average.

As at 31 March 2008, the accumulated net decline in value charged to capital fund resulting from the mortgage-backed securities portfolio was some NIS 62 million (some NIS 39 million after taxes).

In addition to the mortgage-backed securities, the Group's available for sale portfolio includes other securities that are backed by assets other than mortgages (obligations in respect of credit cards, car financing credit and other types of credit), in the amount of some NIS 1.7 billion. More than 68% of these securities are rated 'AAA' by the world's leading rating agencies, and the others are rated 'A-' and above. This portfolio includes, *inter alia,* SCDO's in the amount of some NIS 307 million, and CLO's in the amount of some NIS 1,086 million. The projected term to maturity of the portfolio of securities that are backed by assets other than mortgages is some five years on average.

The Bank estimates, and on the basis of examination according to the above criteria, that the decline in the value of the portfolio of securities that are backed by assets other than mortgages is mostly of a temporary nature, and most of the decline in value was therefore charged to the capital fund. As at 31 March 2008, the decline in value charged to the capital fund attributed to the portfolio of securities backed by assets other than mortgages totaled some NIS 305 million (some NIS 193 million after tax).

In addition to the temporary decline in value which was charged to the capital fund, some NIS 11 million was charged during the first quarter of 2008 to the profit and loss statement in respect of asset-backed securities in the available for sale portfolio. This provision was made in respect of the SCDO portfolio. The provision was made as a measure of prudence, even though not a single event of failure had been recorded with respect to the portfolio, and none of the ratings of any of the securities had been lowered. Most of the decline in market value occurred commencing from the second half of 2007. Moreover, 72% is rated 'AAA' by the world's leading rating agencies, with the rest being rated 'A-' or better. Additionally the credit risk in the portfolio is widely spread among more than five hundred borrowers (all of which are companies and not mortgage portfolios), and the weight of the largest borrower is less than 1.2% of the portfolio (some NIS 6 million).

The decision to classify the above-mentioned decline in value in the amount of some NIS 11 million as a non-temporary decline in value was based primarily on the decline in value of the SCDO's which took place commencing from the second half of 2007, and on a detailed examination of the ratings of the borrowers in CDS's that back the SCDO's in the portfolio.

There was an increase in the value of the asset-backed securities portfolio (both mortgage-backed and non-mortgage-backed securities) from the end of March 2008 until the end of April 2008, in the amount of some NIS 74 million (some NIS 47 million after tax).

The following table presents the investments in asset-backed securities in the available for sale portfolio as at 31 March 2008:

	Reduced Cost	Unrealized Profits	Unrealized Losses	Balance Sheet Value (Fair Value)
	NIS millions			
MBS (mortgage-backed securities)	3,628	10	(72)	3,566
ABS (asset-backed securities) which are not mortgage-backed	2,021	-	(305)	1,716
Of these: CLO's	1,244	-	(158)	1,086
Of these: SCDO's	449	-	(142)	307
Total	5,649	10	(377)	5,282

Regarding the definitions of asset-backed securities, see pages 84-85 of the 2007 Annual Report.

In addition to the available for sale portfolio, the Bank has two additional portfolios. The Group's held to redemption portfolio includes no investments of this type. The securities for trading portfolio includes investments through portfolio managers in foreign currency securities in the amount of some NIS 576 million (US$ 162 million), of which some NIS 220 million are invested in mortgage-backed securities and some NIS 69 million are invested in other asset-backed securities. This portfolio includes securities that are backed by sub-prime mortgages in the amount of some NIS 14 million, all of which are rated 'AAA'. Any difference which may arise between fair value and the reduced cost, is charged to the profit and loss statement.

The Bank has an off-balance sheet investment in CDS derivatives in the amount of NIS 885 million. A revaluation of these instruments, based on their fair value, was recorded in the profit and loss statement.

With respect to the investment in CDS, expenses in the amount of some NIS 18 million were recorded in the profit and loss statement during the first quarter of 2008.

Securities Pledge

The Bank is a member of the Stock Exchange Clearing House Ltd. and of the Maof Clearing House Ltd.

As at 31 March 2008, the Bank had pledged debentures amounting to NIS 1,315 million to the Stock Exchange Clearing House and debentures amounting to NIS 175 million to the Maof Clearing House, in order to secure its customers' operations and in respect of the clearing house members' mutual guarantees.

On 23 July 2007, the Bank signed a debenture in favor of the Bank of Israel as security for amounts due or that will be due to the Bank of Israel from the Bank. As collateral for the above, the Bank created a floating charge in favor of the Bank of Israel, unlimited in amount, of debentures deposited in a specific account maintained at the Tel Aviv Stock Exchange Clearing House in the name of the Bank of Israel. The balance of the account as at 31 March 2008 was NIS 5.8 billion.

As at 31 March 2008, the credits from the Bank of Israel amounted to NIS 1.6 billion, while the balance of the Bank's deposits with the Bank of Israel amounted to NIS 2.2 billion.

The following table sets out the principal investments in shares and mutual funds recorded in the securities item (available for sale portfolio)[1]:

	The Bank's share on a consolidated basis in the paid up capital giving the right to receive profits		**Value of the investment in the consolidated balance sheet**	
	31 March	31 December	**31 March**	31 December
	2008	2007	**2008**	2007
	%		NIS millions	
Migdal Insurance and Financial Holdings Ltd.	**9.89**	9.89	**525**	619
Gibor Sport Ltd.	**4.3**	4.3	**3**	3
Africa Israel Properties Ltd.	**4.3**	4.3	**84**	120
Cellcom Israel Ltd	**2.23**	2.23	**258**	267
Super-Pharm (Israel) Ltd.	**18.0**	18.0	**182**	182
Hot – Cable Communciations Systems Ltd.	**14.96**	14.96	**564**	637
Otzar Hityashvuth Hayehudim B.M.	**8.64**	8.64	**68**	95
Bezeq – Israel Communications Company Ltd.	**4.23**	4.23	**728**	754
Union Bank of Israel Ltd.	**6.46**	6.46	**64**	99
Spring Mountain Fund	**-**	-	**396**	289

(1) See page 52 for details of non-banking investments presented on the equity basis.

The following table sets out investments (positions) in shares and mutual funds included in the securities item (available for sale portfolio and portfolio for trading in NIS millions)

	Balance Sheet Amount	
	31 March 2008	31 December 2007
Shares with quoted prices	**4,371**	4,383
Shares without quoted prices	**1,118**	972
Total	**5,489**	5,355

Hot - Cable Communications Systems Ltd.

On 4 May 2008, the Bank signed an agreement with Netvision Ltd. ("Netvision") for the sale of a parcel of shares in Hot – Communications Systems Ltd. ("Hot") held by the Bank (some 15% of the issued and paid-up share capital of Hot), for a consideration of some NIS 480 million. Approximately two thirds of the consideration will be paid on the date of completion of the transaction, and the remaining approximately one third will be paid, with interest, within 18 months of the date of the completion. To secure the delayed payment, the approximately one third of the shares being sold will be pledged in favor of the Bank, with no additional right of recourse against Netvision.

The estimated after tax net capital gain on the payment of the first part of the consideration (approximately two thirds) is some NIS 30 million, and on payment of the second part of the consideration (approximately a third) – an additional amount of some NIS 15 million.

Completion of the transaction is expected to be carried out by no later than 15 August 2008, and is dependent on the fulfillment of the following conditions precedent by such date:

a) Non-exercise of first refusal rights, regarding the purchase of the shares being sold, by the shareholders of Hot who are entitled thereto.

(b) Receipt of all legally required permits for the purchase of the shares being sold.

Operational Segments in the Group

The Group operates in various operational segments through the Bank and its subsidiaries, in all fields of banking and financial services. Furthermore, the Group invests in non-banking corporations that operate in various fields, including insurance, real estate, shipping, energy, industry and others.

The operational segments are defined in accordance with the characteristics determined by the Bank of Israel. A detailed description of the operational segments and the manner of their measurement is provided in the Annual Report for 2007.

The following table sets out details of the net profit according to operational segments:

Segments	For the three months ending 31 March 2008	31 March 2007	Change
	NIS millions		%
Households	**174**	362	(51.9)
Small businesses	**97**	82	18.3
Corporate banking	**110**	236	(53.4)
Commercial banking	**129**	119	8.4
Construction and real estate	**148**	82	80.5
Private banking	**35**	42	(16.7)
Financial management – capital markets and other	**(223)**	(6)	-
Total	**470**	917	(48.7)

The following table sets out the net profit according to operational segments, after neutralizing special salary expenses:

Segments	For the three months ending 31 March 2008	31 March 2007	Change	Contribution to profit
	NIS millions		%	%
Households	**175**	173	1.2	30.6
Small businesses	**97**	66	47.0	17.0
Corporate banking	**110**	224	(50.9)	19.3
Commercial banking	**129**	112	15.2	22.6
Construction and real estate	**148**	82	80.5	25.9
Private banking	**35**	40	(12.5)	6.1
Financial management and other	**(123)**	(1)	+	(21.5)
Total	**571**	696	(18.0)	100.0

Explanations of the changes in profitability are presented below.

1. Households

The following tables set out a summary of the profit and loss of the households segment:

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the three months ending 31 March 2008					
	NIS millions					
Profit from net interest income:						
From external sources	**(396)**	**34**	**1**	**335**	**(5)**	**(31)**
Inter-segmental	**894**	**(10)**	**(1)**	**(227)**	**18**	**674**
Operating and other income:						
From external sources	**172**	**101**	**119**	**31**	**4**	**427**
Inter-segmental	**(1)**	**56**	**-**	**3**	**-**	**58**
Total income	**669**	**181**	**119**	**142**	**17**	**1,128**
Provisions for doubtful debts	**12**	**3**	**-**	**43**	**1**	**59**
Operating and other expenses:						
External	**539**	**108**	**80**	**57**	**13**	**797**
Inter-segmental	**-**	**1**	**-**	**3**	**-**	**4**
Operating profit before taxes	**118**	**69**	**39**	**39**	**3**	**268**
Tax provision	**44**	**21**	**14**	**14**	**1**	**94**
Net profit	**74**	**48**	**25**	**25**	**2**	**174**
% Return on equity						**17.8%**
Average balance of assets	**15,433**	**5,678**	**71**	**36,976**	**1,259**	**59,417**
Of which: investments in companies included on the equity basis	**-**	**7**	**-**	**-**	**-**	**7**
Average balance of liabilities	**108,405**	**346**	**-**	**12,111**	**2,530**	**123,392**
Average balance of risk assets	**14,246**	**5,589**	**75**	**31,218**	**1,121**	**52,249**
Average balance of mutual funds	**-**	**-**	**33,072**	**-**	**-**	**33,072**
Average balance of securities	**-**	**-**	**44,072**	**-**	**130**	**44,202**
Average balance of other assets under management	**225**	**-**	**-**	**7,956**	**-**	**8,181**
Balance of credit to the public	**15,181**	**5,642**	**66**	**36,884**	**1,270**	**59,043**
Balance of deposits of the public	**106,693**	**20**	**-**	**7,123**	**2,543**	**116,379**

Households (cont.)

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the three months ending 31 March 2007					
	NIS millions					
Profit from net interest income:						
From external sources	(520)	23	1	257	12	(227)
Inter-segmental	989	(6)	(1)	(148)	4	838
Operating and other income:						
From external sources	160	110	119	34	2	425
Inter-segmental	1	47	-	2	-	50
Total income	630	174	119	145	18	1,086
Provisions for doubtful debts	6	4	-	5	-	15
Operating and other expenses:						
External	518	122	106	55	6	807
Inter-segmental	1	-	-	-	-	1
Operating profit before taxes	105	48	13	85	12	263
Tax provision	49	14	5	35	5	108
Operating profit after taxes	56	34	8	50	7	155
Profit from extraordinary items after taxes	-	-	207	-	-	207
Net profit	56	34	215	50	7	362
% Return on equity						46.0
Average balance of assets	13,282	5,429	86	33,681	910	53,388
Of which: investments in companies included on the equity basis	-	2	-	-	-	2
Average balance of liabilities	108,105	110	-	12,953	1,903	123,071
Average balance of risk assets	11,463	5,346	96	28,040	808	45,753
Average balance of mutual funds	-	-	31,907	-	-	31,907
Average balance of securities	-	-	40,627	-	106	40,733
Average balance of other assets under management	301	-	-	8,177	-	8,478
Balance of credit to the public as at 31 December 2007	15,047	5,558	75	36,590	1,024	58,294
Balance of deposits of the public as at 31 December 2007	107,962	11	-	7,576	2,045	117,549

Main Changes in the Scope of Operations

Total credit to the public in the households segment increased by NIS 749 million, compared with the end of 2007, an increase of 1.3%. After neutralizing housing loans, credit increased by 2.1% and housing loans increased by 0.8%. Deposits of the public decreased by NIS 1,215 million, a decrease of 1.0% compared with the end of 2007.

Main Changes in Net Profit

In the first quarter of 2008, net profit in the households segment totaled NIS 174 million, compared with NIS 362 million in the corresponding period in 2007. The decrease in profit stems mainly from the segment's share in profits from extraordinary items in the amount of NIS 207 million, from the sale of some of the provident funds during the corresponding period in 2007. Net operating profit amounted to NIS 174 million, an increase of 12.3%. The increase in profit stems mainly from an increase in financing income in the amount of NIS 32 million and an increase in operating income in the amount of NIS 10 million, which was partially offset by an increase in provisions for doubtful debts in the amount of NIS 44 million, mainly at Leumi Mortgage Bank.

2. **Small Businesses**

The following tables set out a summary of the profit and loss of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the three months ending 31 March 2008					
	NIS millions					
Profit from net interest income:						
From external sources	259	5	2	2	14	282
Inter-segmental	(47)	(2)	(1)	(2)	(7)	(59)
Operating and other income:						
From external sources	90	17	6	-	4	117
Inter-segmental	-	(11)	-	-	-	(11)
Total income	302	9	7	-	11	329
Provisions for doubtful debts	14	-	-	-	-	14
Operating and other expenses:						
External	146	6	2	-	10	164
Inter-segmental	-	-	-	-	-	-
Operating profit before taxes	142	3	5	-	1	151
Tax provision	52	1	1	-	-	54
Net profit	90	2	4	-	1	97
% Return on equity						38.5%

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
Average balance of assets	16,015	550	148	132	676	17,521
Average balance of liabilities	12,597	846	-	-	579	14,022
Average balance of risk assets	12,903	513	182	126	648	14,372
Average balance of assets of mutual funds	-	-	1,249	-	-	1,249
Average balance of securities	-	-	4,090	-	41	4,131
Average balance of other assets under management	489	-	-	-	-	489
Balance of credit to the public	16,258	578	114	137	710	17,797
Balance of deposits of the public	12,218	-	-	-	487	12,705

Small businesses (cont.)

	Banking and finance	Credit cards	Capital market	Mort-gages	Overseas activities	Total
	For the three months ending 31 March 2007					
	NIS millions					
Profit from net interest income:						
From external sources	198	2	2	1	17	220
Inter-segmental	(10)	(2)	(2)	(1)	(4)	(19)
Operating and other income:						
From external sources	80	9	5	-	6	100
Inter-segmental	-	(7)	-	-	-	(7)
Total income	268	2	5	-	19	294
Provisions for doubtful debts	1	-	-	-	(1)	-
Operating and other expenses:						
External	158	2	3	-	26	189
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	109	-	2	-	(6)	105
Tax provision	43	-	1	-	(1)	43
Operating profit (loss) after taxes	66	-	1	-	(5)	62
Profit from extraordinary items after taxes	-	-	20	-	-	20
Net profit (loss)	66	-	21	-	(5)	82
% Return on equity						40.6

Average balance of assets	13,324	139	183	91	1,312	15,049
Average balance of liabilities	11,363	643	-	-	983	12,989
Average balance of risk assets	9,970	141	209	91	1,146	11,557
Average balance of assets of mutual funds	-	-	1,050	-	-	1,050
Average balance of securities	-	-	3,791	-	11	3,802
Average balance of other assets under management	448	-	-	-	-	448
Balance of credit to the public as at 31 December 2007	15,723	529	182	126	1,169	17,729
Balance of deposits of the public as at 31 December 2007	12,753	-	-	-	1,344	14,097

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 68 million compared with the end of 2007, and total deposits of the public decreased by NIS 1,392 million, a drop of 9.9%, primarily in overseas activities due to the appreciation of the shekel in relation to foreign currencies.

Main Changes in the Net Profit

In the first quarter of 2008, net profit in the small businesses segment totaled NIS 97 million, compared with NIS 82 million in the corresponding period in 2007. The increase in profit stems mainly from an increase in income of NIS 35 million, and from a reduction of NIS 24 million in operating and other expenses, which was partially offset by an increase in the provisions for doubtful debts in the amount of NIS 14 million.

3. Corporate Banking

The following tables set out a summary of the profit and loss of the corporate banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 31 March 2008				
	NIS millions				
Profit from net interest income:					
From external sources	408	7	-	104	519
Inter-segmental	(71)	(3)	-	24	(50)
Operating and other income:					
From external sources	(19)	42	5	8	36
Inter-segmental	-	(35)	-	-	(35)
Total income	318	11	5	136	470
Provisions for doubtful debts	148	-	-	-	148
Operating and other expenses:					
External	71	14	2	41	128
Inter-segmental	-	-	-	28	28
Operating profit (loss) before taxes	99	(3)	3	67	166
Tax provision	34	-	1	21	56
Net profit (loss)	65	(3)	2	46	110
% Return on equity					9.2%

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
Average balance of assets	44,162	334	-	12,736	57,232
Average balance of liabilities	21,742	2,904	-	7,903	32,549
Average balance of risk assets	49,121	349	-	12,614	62,084
Average balance of assets of mutual funds	-	-	573	-	573
Average balance of securities	-	-	64,496	1,530	66,026
Average balance of other assets under management	301	-	-	-	301
Balance of credit to the public	41,417	292	-	11,485	53,194
Balance of deposits of the public	15,843	-	-	7,375	23,218

Corporate Banking (cont.)

	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 31 March 2007				
	NIS millions				
Profit from net interest income:					
From external sources	464	6	-	87	557
Inter-segmental	(224)	(2)	-	35	(191)
Operating and other income:					
From external sources	127	34	6	14	181
Inter-segmental	1	(35)	-	-	(34)
Total income	368	3	6	136	513
Provisions for doubtful debts	(4)	-	-	-	(4)
Operating and other expenses:					
External	71	6	4	47	128
Inter-segmental	1	-	-	29	30
Operating profit (loss) before taxes	300	(3)	2	60	359
Tax provision	115	(1)	1	22	137
Operating profit (loss) after taxes	185	(2)	1	38	222
Profit from extraordinary items after taxes	-	-	14	-	14
Net profit (loss)	185	(2)	15	38	236
% Return on equity					21.7
Average balance of assets	43,144	255	7	12,682	56,088
Average balance of liabilities	20,264	2,861	-	12,823	35,948
Average balance of risk assets	45,916	267	8	12,571	58,762
Average balance of assets of mutual funds	-	-	405	72	477
Average balance of securities	-	-	60,241	1,201	61,442
Average balance of other assets under management	517	-	-	-	517
Balance of credit to the public as at 31 December 2007	40,007	337	-	12,470	52,814
Balance of deposits of the public as at 31 December 2007	19,386	-	-	8,174	27,560

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 380 million compared with the end of 2007, an increase of 0.7%, and total deposits of the public decreased by NIS 4,342 million, some 15.8%.

Main Changes in Net Profit

In the first quarter of 2008, net profit in the corporate banking segment totaled NIS 110 million, compared with NIS 236 million during the corresponding period in 2007. The decrease in profit stems mainly from an increase in provisions for doubtful debts of NIS 152 million.

4. Commercial Banking

The following tables set out a summary of the profit and loss of the commercial banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 31 March 2008					
	NIS millions					
Profit from net interest income:						
From external sources	**391**	**2**	**1**	**4**	**42**	**440**
Inter-segmental	**(95)**	**(1)**	**(2)**	**(2)**	**(32)**	**(132)**
Operating and other income:						
From external sources	**67**	**12**	**24**	**-**	**2**	**105**
Inter-segmental	**-**	**(8)**	**-**	**-**	**-**	**(8)**
Total income	**363**	**5**	**23**	**2**	**12**	**405**
Provisions for doubtful debts	**41**	**-**	**-**	**-**	**1**	**42**
Operating and other expenses:						
External	**139**	**4**	**9**	**1**	**9**	**162**
Inter-segmental	**-**	**-**	**-**	**-**	**-**	**-**
Operating profit before taxes	**183**	**1**	**14**	**1**	**2**	**201**
Tax provision	**67**	**-**	**5**	**-**	**1**	**73**
Operating profit after taxes	**116**	**1**	**9**	**1**	**1**	**128**
Group's share of profits of companies included on the equity basis	**-**	**1**	**-**	**-**	**-**	**1**
Net profit	**116**	**2**	**9**	**1**	**1**	**129**
% Return on equity						**19.6%**
Average balance of assets	**34,528**	**281**	**30**	**304**	**2,648**	**37,791**
Of which: investments in companies included on the equity basis	**-**	**11**	**-**	**-**	**-**	**11**
Average balance of liabilities	**23,131**	**709**	**-**	**91**	**884**	**24,815**
Average balance of risk assets	**32,283**	**319**	**14**	**294**	**2,416**	**35,326**
Average balance of assets of mutual funds	**-**	**-**	**2,762**	**-**	**-**	**2,762**
Average balance of securities	**-**	**-**	**74,312**	**-**	**79**	**74,391**
Average balance of other assets under management	**1,081**	**-**	**-**	**-**	**-**	**1,081**
Balance of credit to the public	**33,345**	**279**	**46**	**314**	**2,714**	**36,698**
Balance of deposits of the public	**19,610**	**-**	**-**	**56**	**855**	**20,521**

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 31 March 2007					
	NIS millions					
Profit from net interest income:						
From external sources	346	2	1	3	12	364
Inter-segmental	(82)	(1)	(1)	(2)	(9)	(95)
Operating and other income:						
From external sources	67	8	32	-	2	109
Inter-segmental	-	(7)	-	-	-	(7)
Total income	331	2	32	1	5	371
Provisions for doubtful debts	13	1	-	-	-	14
Operating and other expenses:						
External	159	1	10	1	8	179
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	159	-	22	-	(3)	178
Tax provision	63	-	8	-	(1)	70
Operating profit (loss) after taxes	96	-	14	-	(2)	108
Profit from extraordinary items after taxes	-	-	11	-	-	11
Net profit (loss)	96	-	25	-	(2)	119
% Return on equity						19.1%
Average balance of assets	32,523	108	57	288	2,137	35,113
Of which: investments in companies included on the equity basis	-	10	-	-	-	10
Average balance of liabilities	19,734	637	-	104	843	21,318
Average balance of risk assets	30,645	95	66	261	2,266	33,333
Average balance of assets of mutual funds	-	-	2,443	-	-	2,443
Average balance of securities	-	-	67,902	-	-	67,903
Average balance of other assets under management	1,263	-	-	-	-	1,263
Balance of credit to the public as at 31 December 2007	33,841	273	14	294	2,390	36,812
Balance of deposits of the public as at 31 December 2007	21,655	-	-	54	899	22,608

Main Changes in the Scope of Operations

Total credit to the public in the segment decreased by NIS 114 million, 0.3% as compared with the end of 2007, and total deposits of the public decreased 9.2%, by NIS 2,087.

Main Changes in Net Profit

In the first quarter of 2008, net profit in the commercial banking segment totaled NIS 129 million, compared with NIS 119 million during the corresponding period in 2007, an increase of 8.4%. The increase in profit stems from the increase in income of NIS 34 million, a decrease in expenses by NIS 17 million, that as partially offset by an increase in doubtful debts of NIS 28 million.

This segment's net operating profit after tax in the Bank's activity in Israel increased by 14.0%.

5. Construction and Real-Estate

The following tables set out a summary of the profit and loss of the construction and real estate segment:

	Banking and finance in Israel	Capital market	Overseas activities: Capital Market	Overseas activities: Banking and finance	Total
	For the three months ending 31 March 2008				
	NIS millions				
Profit from net interest income:					
From external sources	441	-	-	38	479
Inter-segmental	(213)	-	-	(18)	(231)
Operating and other income:					
From external sources	14	-	1	2	17
Inter-segmental	-	-	-	-	-
Total income	242	-	1	22	265
Provisions for doubtful debts	(2)	-	-	-	(2)
Operating and other expenses:					
External	21	-	-	10	31
Inter-segmental	-	-	-	2	2
Operating profit before taxes	223	-	1	10	234
Tax provision	82	-	-	4	86
Net profit	141	-	1	6	148
% Return on equity					24.9%

	Banking and finance in Israel	Capital market	Overseas activities: Capital Market	Overseas activities: Banking and finance	Total
Average balance of assets	23,096	1	-	2,942	26,039
Average balance of liabilities	3,328	-	-	1,675	5,003
Average balance of risk assets	29,830	1	-	2,661	32,492
Average balance of assets of mutual funds	-	159	-	-	159
Average balance of securities	-	12,788	1,596	-	14,384
Average balance of other assets under management	30	-	-	-	30
Balance of credit to the public	22,972	1	-	2,851	25,824
Balance of deposits of the public	2,987	-	-	1,543	4,530

Construction and Real Estate (cont.)

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the three months ending 31 March 2007			
	NIS millions			
Profit from net interest income:				
From external sources	271	-	29	300
Inter-segmental	(150)	-	(10)	(160)
Operating and other income:				
From external sources	11	1	3	15
Inter-segmental	-	-	-	-
Total income	132	1	22	155
Provisions for doubtful debts	(10)	-	-	(10)
Operating and other expenses:				
External	21	1	9	31
Inter-segmental	-	-	2	2
Operating profit before taxes	121	-	11	132
Tax provision	47	-	4	51
Operating profit after taxes	74	-	7	81
Profit from extraordinary items after taxes	-	1	-	1
Net profit	74	1	7	82
% Return on equity				14.7%
Average balance of assets	21,516	2	2,570	24,088
Average balance of liabilities	2,838	-	1,756	4,594
Average balance of risk assets	26,980	2	2,387	29,369
Average balance of assets of mutual funds	-	53	1	54
Average balance of securities	-	14,382	995	15,377
Average balance of other assets under management	180	-	-	180
Balance of credit to the public as at 31 December 2007	22,623	1	2,890	25,514
Balance of deposits of the public as at 31 December 2007	2,992	-	1,797	4,789

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 310 million, 1.2% compared with the end of 2007, and total deposits of the public increased 5.4%, by NIS 259 million.

Main Changes in Net Profit

In the first quarter of 2008, net profit in the construction and real estate segment totaled NIS 148 million, compared with NIS 82 million in the corresponding period in 2007 - an increase of 80.5%. The increase in profit stems mainly from a increase of NIS 110 million in interest income. The source of the increase in profit is the contribution of the activity segment in Israel.

6. Private Banking

The following tables set out a summary of the profit and loss of private banking:

	For the three months ending 31 March 2008					
				Overseas Activities		
	Banking and finance	Credit cards	Capital market	Capital Market	Banking and finance	Total
	NIS millions					
Profit from net interest income:						
From external sources	**(107)**	**-**	**-**	**-**	**(25)**	**(132)**
Inter-segmental	**146**	**-**	**-**	**-**	**81**	**227**
Operating and other income:						
From external sources	**10**	**-**	**31**	**44**	**31**	**116**
Inter-segmental	**-**	**-**	**-**	**-**	**4**	**4**
Total income	**49**	**-**	**31**	**44**	**91**	**215**
Provision for doubtful debts	**-**	**-**	**-**	**-**	**-**	**-**
Operating and other expenses:						
External	**40**	**-**	**13**	**23**	**64**	**140**
Inter-segmental	**1**	**-**	**-**	**1**	**16**	**18**
Operating profit before taxes	**8**	**-**	**18**	**20**	**11**	**57**
Provision for taxes	**2**	**-**	**7**	**8**	**4**	**21**
Operating profit after taxes	**6**	**-**	**11**	**12**	**7**	**36**
Minority interests in profits of consolidated companies	**-**	**-**	**-**	**-**	**(1)**	**(1)**
Net profit	**6**	**-**	**11**	**12**	**6**	**35**
% Return on equity						**29.0%**

Average balance of assets	**1,700**	**49**	**-**	**-**	**7,936**	**9,685**
Average balance of liabilities	**24,342**	**-**	**-**	**-**	**15,567**	**39,909**
Average balance of risk assets	**1,110**	**48**	**-**	**-**	**5,520**	**6,678**
Average balance of assets of mutual funds	**-**	**-**	**3,201**	**1,931**	**-**	**5,132**
Average balance of securities	**-**	**-**	**30,046**	**35,155**	**-**	**65,201**
Average balance of other assets under management	**328**	**-**	**-**	**-**	**-**	**328**
Balance of credit to the public	**1,528**	**50**	**-**	**-**	**4,540**	**6,118**
Balance of deposits of the public	**23,689**	**-**	**-**	**-**	**14,102**	**37,791**

Private Banking (cont.)

	Banking and finance	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 31 March 2007				
	NIS millions				
Profit from net interest income:					
From external sources	(232)	-	-	(21)	(253)
Inter-segmental	274	-	-	84	358
Operating and other income:					
From external sources	11	-	29	72	112
Inter-segmental	-	-	-	4	4
Total income	53	-	29	139	221
Provisions for doubtful debts	1	-	-	-	1
Operating and other expenses:					
External	46	-	15	81	142
Inter-segmental	-	-	-	17	17
Operating profit before taxes	6	-	14	41	61
Provision for taxes	3	-	5	13	21
Operating profit after taxes	3	-	9	28	40
Minority interests in profits of consolidated companies	-	-	-	(2)	(2)
Profits from extraordinary items after taxes	-	-	4	-	4
Net profit	3	-	13	26	42
% Return on equity					42.7%
Average balance of assets	1,548	6	-	7,227	8,781
Average balance of liabilities	25,560	-	-	14,733	40,293
Average balance of risk assets	1,311	6	-	4,342	5,659
Average balance of assets of mutual funds	-	-	3,061	2,166	5,227
Average balance of securities	-	-	26,913	35,406	62,319
Average balance of other assets under management	451	-	-	-	451
Balance of credit to the public as at 31 December 2007	1,600	48	-	4,512	6,160
Balance of deposits of the public as at 31 December 2007	24,548	-	-	14,908	39,456

Main Changes in the Scope of Operations

Total credit to the public in the segment decreased by NIS 42 million, 0.7% compared with the end of 2007, and total deposits of the public decreased 4.2%, by NIS 1,665 million.

Main Changes in Net Profit

In the first quarter of 2008, net profit in the private banking segment totaled NIS 35 million, compared with NIS 42 million to the corresponding period in 2007, the decrease arising from overseas activities.

7. Financial Management – Capital Markets

In the first quarter of 2008, the loss in the financial management segment totaled NIS 200 million, compared with a profit of NIS 39 million in the corresponding period in 2007. The change in profit stems from:

- A decrease in net interest income in the amount of NIS 115 million, partly as a result of a decline in the market value of derivatives.
- An increase in operating and other expenses in the amount of NIS 213 million, mainly from salary expenses that are not attributable to other segments.
- An increase in the Group's share of the profits of companies included on the equity basis from NIS 38 million to NIS 87 million.

Companies Included on the Equity Basis (Non-Banking) – (presented in the Financial Management Sector)

This includes the operating results of the Group's non-banking (real) investments.

The Leumi Group's total investments in companies included on the equity basis was NIS 1,899 million on 31 March 2008, compared with NIS 1,873 million on 31 December 2007.

	Book value (in NIS millions)			Market value (in NIS millions)	
Name of Company	**31 March 2008**	31 December 2007	% change	**31 March 2008**	31 December 2007
The Israel Corporation Ltd.	**1,169**	1,138	2.7	**4,563**	5,613
Paz Oil Company Ltd.	**559**	560	(0.2)	**807**	920
Others	**171**	175	(2.3)	**-**	-
Total	**1,899**	1,873	1.4	**5,370**	6,533

The contribution to Group profit of the companies included on the equity basis in the first quarter of 2008 amounted to NIS 87 million, compared with NIS 39 million in the corresponding period in 2007.

The following table shows the companies' contribution to the Group's net profit (in NIS millions):

	For the three months ending 31 March		
	2008	2007	% change
The Israel Corporation Ltd.	**57**	31	83.9
Paz Oil Company Ltd.	**33**	8	312.5
Others	**(3)**	-	-
Total	**87**	39	123.1

The Israel Corporation Ltd. – Restrictions in the Permit for Control of Oil Refineries Ltd. (ORL)

The control permit for ORL, which was granted to the Israel Corporation Ltd. (the "Israel Corporation"), contains certain restrictions on the Bank with respect to directors serving on behalf of the Bank in the Israel Corporation. The purpose of the restrictions is the maintenance

of "Chinese walls" between ORL and the Ashdod Oil Refinery Ltd. ("AOR"), for so long as: the Israel Corporation controls ORL and Paz Oil Company Ltd. ("Paz") controls AOR; and the Bank has the right or the ability to appoint, to recommend or to otherwise influence the appointment of a director of the Israel Corporation and of Paz.

Paz Oil Company Ltd.

Leumi Real Holdings Ltd. holds 15.75% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the Board of Directors.

Following the Israel Corporation's purchase of the control of ORL, the Government Companies Authority examined the possibility of amending the control permit of the Ashdod Oil Refinery Ltd., which was granted to the controlling shareholders of Paz.

In a letter dated 16 September 2007, the Government Companies Authority announced that:

"In light of the Immediate Reports filed by Bank Leumi le-Israel on 5 July 2007 and 22 August 2007, regarding its intention to attempt to sell its holdings in Paz Oil Company Ltd. ("Paz") further to the notice of the Bank of Israel of 3 July 2007 and the timetable set out therein, the Government Companies Authority has decided, at this stage, to suspend the amendment of the control permit of AOR granted to Paz on 27 September 2006."

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in section 24A that a banking corporation is entitled to hold means of control in only one conglomerate (a "non-banking holding corporation") (a corporation whose capital exceeds some NIS 1,831 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd.

The Paz financial statements for the first quarter of 2007, in which new accounting standards were implemented, indicate that the shareholders' equity of Paz exceeds the minimal amount of capital in the definition of a conglomerate (a non-banking holding corporation).

Prior to the publication of the said financial statements, discussions had already been held between the Bank and the Bank of Israel with regard to the interpretation of the Banking Law relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of Israel notified the Bank, in its letter of 3 July 2007, that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy. Therefore, according to the Bank of Israel's position, Paz is a conglomerate under the Banking Law.

As a result, and in accordance with the Bank of Israel's notification of 3 July 2007, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation, by 30 June 2009. The Bank has announced that, following discussions in August 2007 regarding the holdings of the Bank in non-banking holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends to attempt to sell its holdings in Paz (15.75% of the share capital and voting rights – 15.63% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

Migdal Insurance and Financial Holdings Ltd.

The Bank holds 9.98% of the issued and paid-up share capital of Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings"), the controlling shareholder of Migdal Insurance Company Ltd., following the sale by the Bank in March 2006 of shares constituting 10% of the share capital of Migdal Holdings (the "Balance of the Holdings").

According to the Bank of Israel's interpretation of the Banking (Licensing) Law, with which the Bank disagrees, the Bank is also required to sell the Balance of the Holdings in Migdal Holdings, which, pursuant to the said law, is considered a "non-banking holding corporation".

It should be noted that pursuant to legislation enacted following the capital market reform, the Bank may hold 5% of the share capital of an insurance company, and 10% of the share capital of a corporation that controls an insurance company.

The Supervisor of Banks has granted a permit to the Bank to hold the Balance of the Holdings until 31 December 2008. In addition, the Supervisor has noted in said permit that that should a memorandum for the amendment of the Banking (Licensing) Law be submitted by said date, whereunder an insurance company will be excluded from the definition of a "real (non-banking) holding corporation", his position in this regard will be reconsidered.

8. **Others** - this segment includes activities not allocated to the other segments.

This segment includes the other activities of the Group, none of which amounts to a profit segment under the directives of the Bank of Israel.

This activity includes primarily: part of the operations of the companies that are not allocated to other segments.

During the first quarter of 2008 the loss in the "Others" segment amounted to NIS 23 million, compared with a loss of NIS 45 million in the corresponding period in 2007.

The following table sets out details of the main changes, in NIS millions:

	For the three months ending 31 March		
	2008	2007	Change in amount
Profit (loss) from extraordinary items	**(1)**	2	(3)
From operating activity at the Bank	**4**	12	(8)
Leumi & Co.	**8**	(8)	16
Other companies in Israel	**(3)**	(4)	1
Overseas companies	**(11)**	3	(14)
Tax adjustments [1]	**(20)**	(50)	30
Total	**(23)**	(45)	22

(1) Tax differentials between tax calculations in the segments and the effective tax in the Consolidated Report.

Activities in Products

A. Capital market activities - The Group's activities in the capital market include investment counseling activity, including counseling in relation to supplementary training funds, brokerage in the securities and financial instruments market, including activity carried out through the foreign currency and Israeli and foreign securities dealing rooms, brokerage and custody services, and banking and financial services for entities active in the capital market. A company included on the equity basis of Leumi & Co. Investment House Ltd. engages in underwriting and the distribution of private and public offerings.

The following tables set out details of the operations in the capital market in Israel as presented in the various operational segments:

	House-Holds	Private banking	Small businesses	Commercial banking	Corporate banking	Financial manage-ment and Others	Overseas activities	Total
	For the three months ending 31 March 2008							
	NIS millions							
Profit (loss) from net interest income	-	-	1	(1)	-	-	-	-
Operating and other income	**119**	**31**	**6**	**24**	**5**	**12**	**45**	**242**
Total income	**119**	**31**	**7**	**23**	**5**	**12**	**45**	**242**
Operating and other expenses	**80**	**13**	**2**	**9**	**2**	**8**	**30**	**144**
Operating profit before taxes	**39**	**18**	**5**	**14**	**3**	**4**	**15**	**98**
Net profit	**25**	**11**	**4**	**9**	**2**	**2**	**9**	**62**

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Financial manage-ment and Other	Total
	For the three months ending on 31 March 2007							
	NIS millions							
Profit from net interest income	-	-	-	-	-	-	-	-
Operating and other income	119	29	5	32	6	1	33	225
Total income	119	29	5	32	6	1	33	225
Operating and other expenses	106	15	3	10	4	1	9	148
Operating profit before taxes	13	14	2	22	2	-	24	77
Operating profit after taxes	8	9	1	14	1	-	15	48
Profit from extraordinary items after taxes	207	4	20	11	14	1	-	257
Net profit	215	13	21	25	15	1	15	305

The following table sets out details of income from distribution commissions and management fees from mutual funds and provident funds, including supplementary training funds (in NIS millions):

	First quarter	
	2008	2007
Mutual funds	**36**	37
Provident funds	**1**	9
Supplementary training funds	**-**	8
Total	**37**	54

In the first quarter of 2008, net operating profit after taxes from capital market operations amounted to NIS 62 million, compared with NIS 48 million in the corresponding period in 2007, an increase of 29.2%.

B. Credit Cards - Leumi Card

This activity includes mainly the issuance of credit cards to private customers and providing acquiring services for businesses.

The principal credit card activities are carried out by the subsidiary, Leumi Card, which engages in the issue of credit cards, the provision of acquiring services and the development of payment solutions.

Leumi Card ended the first quarter of the year with a net profit of NIS 32 million, compared with NIS 17 million in the corresponding period in 2007.

During the first quarter of 2008, the volume of activity of Leumi Card card holders increased by 15%, and that of businesses by 15%, compared with the activity during the corresponding period in 2007. The number of active cards increased by some 13% in the first quarter of 2008, as compared with the corresponding period in 2007.

The following tables set out details of the credit card activity as presented in the various operational segments:

	Households	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 31 March 2008				
	NIS millions				
Profit from net interest income	**24**	**3**	**1**	**4**	**32**
Operating and other income	**157**	**6**	**4**	**7**	**174**
Total income	**181**	**9**	**5**	**11**	**206**
Provisions for doubtful debts	**3**	**-**	**-**	**-**	**3**
Operating and other expenses	**109**	**6**	**4**	**14**	**133**
Operating profit (loss) before taxes	**69**	**3**	**1**	**(3)**	**70**
Share in profits of companies included on the equity basis, net	**-**	**-**	**1**	**-**	**1**
Net profit (loss)	**48**	**2**	**2**	**(3)**	**49**

	Households	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 31 March 2007				
	NIS millions				
Profit from net interest income	17	-	1	4	22
Operating and other income	157	2	1	(1)	159
Total income	174	2	2	3	181
Provisions for doubtful debts	4	-	1	-	5
Operating and other expenses	122	2	1	6	131
Operating profit (loss) before taxes	48	-	-	(3)	45
Net profit (loss)	34	-	-	(2)	32

In the first quarter of 2008, net profit from credit card operations amounted to some NIS 49 million, compared with NIS 32 million during the corresponding period in 2007.

Allotment of Leumi Card shares to Canit – Investment and Finance Management Ltd. ("Canit")

On 21 May 2008, the Board of Directors of the Bank resolved to approve a transaction, pursuant to which Leumi Card would allot to Canit shares of Leumi Card constituting 20% of the issued and paid-up share capital of Leumi Card, for consideration of NIS 360 million to be paid to Leumi Card. On 26 May 2008, this transaction was executed and completed and the consideration was transferred to Leumi Card.

Canit was granted regular minority protection rights as part of the transaction, and the right to appoint two directors. In addition, Leumi Financial Holdings Ltd. (a subsidiary of the Bank and the sole shareholder of Leumi Card) received various rights which are regularly granted upon a sale or the introduction of a partner.

The estimated net profit to the Bank arising from the said allotment is some NIS 244 million.

Gamma Management and Clearing Ltd.

On 10 March 2008, the shareholders of Gamma - Leumi Card among them - signed an agreement with Phoenix Holdings Ltd., according to which Phoenix will purchase 49% of Gamma's issued and paid-up share capital from the shareholders (including 20%, which constitutes all of Leumi Card's holding in Gamma) for a total consideration of some NIS 64 million. The transaction was closed on 29 April 2008, after the conditions precedent had been met. The expected after-tax net profit for Leumi Card is some NIS 19 million.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	For the period January to March			For the period January to March		
	2008(1)	2007(1)	change	**2008**(2)	2007(2)	change
	NIS millions		%	NIS millions		%
The Bank	**301**	441	(31.7)	**458**	482	(5.0)
Consolidated companies in Israel (3)	**134**	102	31.4	**134**	102	31.4
Overseas consolidated companies (4)	**(20)**	85	-	**(177)**	44	-
Non-banking companies (3)	**57**	30	90.0	**57**	30	90.0
Operating profit after taxes	**472**	658	(28.3)	**472**	658	(28.3)
Overseas subsidiaries' profit, in nominal terms (US$ millions) (5)	**22.6**	21.7	4.1	**22.6**	21.7	4.1

(1) Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.

(2) According to the financial statements (not including translation adjustments for the financing sources at the Bank).

(3) The non-banking holdings of the Israeli companies were included in the data of the consolidated companies in Israel.

(4) After certain adjustments to Israeli accounting principles.

(5) As reported by the overseas subsidiaries, including overseas branches and minority interests.

The following are the main changes in the contribution of the profit centers (after translation adjustments):

- The decrease in net operating profit at the Bank derived mainly from the increase in the provisions for doubtful debts and from the increase in salary expenses, and from the decrease in operating and other income.

- The increase in net operating profit of consolidated companies in Israel derives mainly from the increase in the profit of Leumi Card.

- The decrease in the profit of overseas subsidiaries derives from the increase in the negative exchange rate differentials in respect of overseas investments, which were partially offset by the improvement in the profitability of the foreign subsidiaries.

The overseas subsidiaries' operating profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totaled some US$ 22.6 million, an increase of US$ 0.9 million compared with the corresponding period in 2007. The contribution of the overseas subsidiaries to operating profit in shekels, after certain adjustments to Israeli accounting principles, totaled NIS 20 million, compared with NIS 85 million in the corresponding period in 2007. Excluding the effect of exchange rate differentials in respect of the cost of financing sources, net, the loss of the overseas subsidiaries amounted to NIS 177 million, as compared with a profit of NIS 44 million in the corresponding period in 2007, a decrease of NIS 221 million, deriving mainly from negative exchange rate differentials in respect of the overseas investments due to the appreciation of the shekel in relation to the foreign currencies.

Activities of Major Subsidiaries and Affiliates

General

The Leumi Group operates in Israel and abroad through subsidiaries which are banks, mortgage banks, finance companies and financial service companies. The Group also invests in non-banking companies operating in the fields of insurance, infrastructure and real estate.

Consolidated Subsidiaries in Israel

The Bank's investments in consolidated subsidiaries in Israel amounted to NIS 5,290 million on 31 March 2008, compared with NIS 5,201 million on 31 December 2007. The contribution to net profit during the period January to March 2008 was NIS 134 million, compared with NIS 102 million in the corresponding period in 2007, an increase of 31.4%.

The following table sets out the contribution of the major consolidated companies in Israel to the net profit of the Group:

	Return on Group's investment		Contribution to Group's profit [(1)]		
	31 March 2008	31 March 2007	**31 March 2008**	31 March 2007	Change
	%		NIS millions		%
Leumi Mortgage Bank	**3.4**	9.9	**17.0**	42.6	(60.1)
Arab Israel Bank	**31.9**	30.1	**23.2**	22.0	5.5
Leumi Card	**86.3**	105.1	**31.9**	16.9	88.8
Leumi & Co. Investment House [(2)]	**8.6**	-	**9.0**	(6.6)	+
Leumi Securities and Investments (previously Psagot-Ofek Investment House)	**0.9**	1.5	**0.1**	3.1	(96.8)
Leumi Real Holdings	**29.2**	4.9	**33.5**	6.5	+
Leumi Leasing and Investments	**5.2**	2.3	**10.4**	4.4	136.4
Others	**4.1**	3.4	**8.8**	13.3	(33.8)
Total consolidated subsidiaries in Israel	**10.7**	6.8	**133.9**	102.2	31.0

(1) The profit (loss) presented is according to the Group's share in the results.
(2) Including the profit and/or loss of companies included on the equity basis of Leumi & Co.

Overseas Consolidated Subsidiaries

The Bank's investments in overseas consolidated subsidiaries amounted to NIS 4,219 million on 31 March 2008, compared with NIS 4,409 million on 31 December 2007.

During the period January to March 2008, the contribution of the overseas consolidated subsidiaries to the net profit of the Group, as reported in shekels and after offsetting translation adjustments, amounted to a loss of NIS 21 million, compared with a profit of NIS 85 million in the corresponding period in 2007, as detailed below.

	For the period January to March	
	2008	2007
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**61**	110
Exchange rate differentials on the investment	**(239)**	(66)
Total	**(178)**	44
Exchange rate differentials on the net cost of financing sources, after taxes	**157**	41
Total contribution of the subsidiaries (after offsetting net financing sources)	**(21)**	85

The following table sets out the contribution of the principal overseas consolidated companies to the net profit of the Group:

	Return on the Group's investment		Contribution to the Group's profit(*)		
	31 March 2008	31 March 2007	**31 March 2008**	31 March 2007	Change
	%		NIS millions		%
Leumi USA (BLC)	-	9.7	**(25.7)**	54.3	-
Leumi UK	**0.5**	10.2	**0.9**	18.5	(95.1)
Leumi Switzerland	**9.5**	3.7	**12.0**	6.1	96.7
Leumi Luxembourg	-	8.5	**(2.4)**	2.5	-
Leumi Re	-	26.1	-	5.8	-
Leumi Romania	-	-	**(2.6)**	(3.7)	-
Others	-	1.5	**(2.9)**	1.6	-
Total overseas consolidated subsidiaries	-	8.0	**(20.7)**	85.1	-

(*) Translation adjustments in respect of the overseas investments were offset against translation adjustments in respect of the Bank's financing sources after the effect of taxes, in the amount of NIS 157 million (NIS 41 million in 2007). The following are some of the sums that were offset:

Leumi USA	- NIS (112) million in 2008, compared with NIS (23) million in 2007;
Leumi UK	- NIS (39) million in 2008, compared with NIS (9) million in 2007;
Leumi Switzerland	- NIS 14 million in 2008, compared with NIS (7) million in 2007;
Leumi Romania	- NIS (8) million in 2008, compared with NIS 0.5 million in 2007.

The decrease in the contribution to profit derives mainly from the effect of the appreciation of the shekel in relation to most currencies. The effect of the exchange rate differentials was to reduce pre-tax profit by NIS 239 million during the period January to March of the year, compared with a decrease of pre-tax profit by NIS 66 million in the corresponding period in 2007. Net interest income recorded at the Bank, and which offset part of these exchange rate differentials, totaled some NIS 157 million during the period January to March of the year, compared with income of NIS 41 million in the corresponding period in 2007.

The following table sets out details of the net profit of the principal overseas subsidiaries as reported by them:

	31 March 2008	31 March 2007	Change
	millions		%
Leumi USA (BLC) (US$)	**10.7**	8.7	23.0
Leumi (UK) (£)	**3.1**	2.9	6.9
Leumi Switzerland (CHF)	**2.1**	4.9	(57.1)
Leumi Luxembourg (€)	**0.2**	0.5	(60.0)
Leumi Re (US$)	**0.8**	1.5	(46.7)
Leumi Romania - Ron	**2.4**	(0.5)	+

The nominal profit of the overseas consolidated subsidiaries as reported by them totaled US$ 20.8 million in the period of January to March 2008, compared with US$ 20.9 million in the corresponding period in 2007, a decrease of 0.7%.

Bank Leumi (UK)

In April 2008, Bank Leumi (UK) increased its Tier II Capital by £ 7.5 million, by issuing a subordinated capital note to the Bank.

Bank Leumi (Luxembourg)

In March 2008, Bank Leumi (Luxembourg) increased its Tier II Capital by € 5.9 million, by issuing a subordinated capital note to the Bank.

See Notes 5 and 6 to the Financial Statements regarding legal proceedings and other matters relating to the consolidated companies.

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,899 million on 31 March 2008, compared with NIS 1,873 million on 31 December 2007.

During the period January to March 2008, the contribution to net profit amounted to a profit of some NIS 87 million, compared with a profit of some NIS 39 million in the corresponding period in 2007.

Exposure to Risk and Methods of Risk Management

Market Risk and Liquidity Risk Management

The business results, shareholders' equity, cash-flows and the value of the Bank are exposed to market risks arising from volatility in interest rates, exchange rates, the CPI, prices of securities in Israel and abroad and other economic indices.

Ongoing market risk management is intended to assist in achieving business goals while estimating the anticipated profit from managing the risks, together with the damage that may

result from exposure to the said risks. Such management is based on ongoing forecasts and evaluations of developments in the capital and financial markets.

The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, the accounting profit and the liquidity situation to unexpected changes in interest rates, the CPI, exchange rates, etc.

Pursuant to the 2008 work plan, and the expectation of increased activity in the corporate debenture channel (subject to market developments), the limits on investments in the available for sale and for trading portfolios were extended.

According to the strategic plan of the Capital Markets Division to increase profitability (in the dealing rooms, the *nostro* portfolios, and in the Financial Management Department), it has been planned to increase the level of market risk that can be taken, while taking into account developments in the global economic situation in 2008. Accordingly, and pursuant to the work plan approved by the Board of Directors at the beginning of 2008, the framework for investment in foreign securities was expanded, while the exposure limits to changes in interest and in the VAR were expanded.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the dissimilar nature of their activity as compared with that of the Bank. The limits established at the Group level also include these companies.

All the subsidiaries have adopted independent policies for market risk management. The frameworks for market risk exposures are in a uniform format set by the Bank. These frameworks have been examined by the Bank's Manager of Market Risks and found to be appropriate.

Information regarding the position of the exposures in relation to the frameworks that have been determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

Following are the capital requirements in respect of market risks, in accordance with the Banking Supervision Department directives:

	31 March 2008	31 December 2007
	NIS millions	
Capital requirement in respect of		
Interest risks	405	321
Share price risk	91	55
Exchange rate risk	98	113
Inflation risk	12	-
Options	94	99
Total capital requirement in respect of market risks	700	588

Basis Exposure

The exposure to basis risks is expressed as the loss that may occur in consequence of the effect of changes in the CPI and exchange rates on the difference between the value of the assets and the liabilities, including the effect of futures transactions, in each of the linkage sectors.

The exposure to basis risks is defined as a percentage of the Bank's exposed capital which is not invested in the unlinked shekel sector, since the capital is defined as an unlinked shekel source.

The exposed capital includes shareholders' equity and certain reserves, less investments in subsidiaries and affiliates and fixed assets, but including investments in overseas subsidiaries that are financed from foreign currency deposits.

The following table sets out the actual exposure at Group level compared with the limits fixed by the Board of Directors. The data is presented in terms of percentages of the exposed capital:

	31 March 2008	31 March 2007	31 December 2007	Approved Limits Maximum Surplus (or Deficit)
Unlinked	**(39.8)**	(73.5)	(31.0)	50% - (100%)
CPI-linked	**38.1**	61.4	30.3	100% - (50%)
Foreign currency	**1.7**	12.1	0.7	25% - (10%)

The mix of the investment of exposed capital between the various linkage sectors is determined on an ongoing basis within the limits set out above, and on the basis of forecasts regarding relevant market variables.

During the first three months of 2008, an average of some 27.6% of the exposed capital was invested in the CPI-linked sector. The CPI-linked investment fluctuated between 19.6% and 38.1%. Since a relatively low volume of capital was channeled to the foreign currency and foreign-currency-linked sector, the change in exchange rates did not have a material effect on the pre-tax profit.

Changes in the exchange rate do affect the effective tax rate, since exchange rate differentials in respect of the investments abroad are not taken into account in the income basis for calculating the provision for taxes. Subject to the rates of the changes in the exchange rates of the various currencies relative to the shekel, and considering the volume of the investments abroad, this may have a material effect on the provision for taxes and, therefore, on the net profit.

The actual effect during the first quarter of 2008 is presented on page 60, in the context of the contribution of the overseas consolidated subsidiaries to the Group's profit.

During the first three months of 2008, the Group complied with all the basis exposure limits approved by the Board of Directors.

The following table shows the sensitivity to changes in the exchange rates of the major currencies as at 31 March 2008. The measurement relates to the effect of such changes on the capital of the Bank and includes the activity in balance sheet and non-balance sheet instruments (the theoretical change in the capital of the Bank does not include the effect of tax in respect of financing overseas investments):

	US$	€	£	CHF	Yen
	NIS millions				
Increase of 5% in exchange rate	(20)	8	-	-	(9)
Increase of 10% in exchange rate	(50)	13	-	-	(24)
Decrease of 5% in exchange rate	28	(10)	-	(3)	4
Decrease of 10% in exchange rate	62	(17)	-	(10)	8

These data do not take into account the effect of a change in the exchange rates on the income and expense cash flows in foreign currency. According to the assessment of the Bank's Management, a 1% decline in the exchange rate of the shekel against the foreign currencies reduces the net after tax annual profit by some NIS 10 million, as a result of the effect on the net income cash flow in foreign currency.

Interest Exposure

The exposure to changes in interest arises from the gaps between the interest payment dates and the interest adjustment dates of the assets and liabilities in each of the sectors. For the purpose of managing interest risk, the gaps between the assets and liabilities in future periods are examined, and comparisons are made of the average life span of the assets, liabilities and capital in each sector. In addition, in each sector, a measurement is made of the exposure to changes in interest relating to the potential erosion of the economic value and the annual accounting profit in consequence of a shift of the yield curve in each of the sectors.

The following table sets out a summary of the interest exposure at the Group level (in NIS millions):

	Potential Erosion of Economic Value			**Potential Erosion of Annual Profit***		
Effect of a parallel change of 1% in the yield curve	**31 March 2008**	31 March 2007	31 December 2007	**31 March 2008**	31 March 2007	31 December 2007
Actual	203	592	330	324	144	256

* The maximum erosion in annual profit, on the basis of an examination of the next three years.

The interest exposure limits are to a maximum change in the economic value at Group level of NIS 1,000 million, and to a change in the annual profit of NIS 700 million.

During the first three months of 2008, the potential erosion of the economic value and of the annual profit fluctuated between NIS 203 million and NIS 373 million, and between NIS 254 million and NIS 324 million respectively.

During the first three months of 2008, the Group complied with all the interest exposure limits set by the Board of Directors.

Value at Risk (VAR)

VAR is a measurement of the anticipated potential loss (the forecast decrease in present value of assets less liabilities) arising from the given composition of a portfolio at a given confidence level and over a given time horizon (holding period), due to possible changes in market values. The VAR is calculated once a month at Group level, and more frequently at the Bank level and for the trading portfolios.

The VAR calculations and the limits in VAR terms are based on the parametric approach, with a confidence level of 99%, and a holding period of two weeks.

In order to test the validity of the VAR model, the Bank performs daily backtesting by comparing the actual difference in the economic value of the Bank with the change estimated by the VAR model. The tests performed thus far confirm the validity of the model.

The VAR is also periodically calculated using historical simulation, and any difference between the two calculation methods is examined. Historical simulation enables risk measurement to be carried out without reliance on a specific probability structure.

The VAR of the option book in the trading portfolio is examined using both the parametric and the Monte Carlo simulation methods (so as to test the non-linear risk components). The differences observed between the two methods are not significant.

From the middle of May 2007, and during the first quarter of 2008, an increase in volatility in the markets in Israel and abroad was observed. This increase was manifested in the developments of the VAR over the period.

The following table sets out estimates of VAR amounts at the Group level:

	31 March 2008	31 March 2007	31 December 2007
	NIS millions		
Total VAR	**285**	221	290
VAR of MTM re-valued portfolios	**151**	53	141

The Board of Directors' VAR limits are NIS 700 million at Group level and a limit of NIS 500 million for the VAR of the Mark to Market re-valued items.

During the first three months of 2008, the VAR fluctuated between NIS 265 million and NIS 290 million at Group level and the VAR of the MTM re-valued portfolios fluctuated between NIS 115 million and some NIS 151 million.

The VAR values at the Group level remained stable during the first quarter of 2008, while there was an increase of some NIS 10 million in the MTM revalued portfolio, which resulted from changes in position, which were manifested in an increase in interest exposure, and an increase in the distribution effect.

During the first three months of 2008, the Group complied with the above limits.

Liquidity Risk

Liquidity is defined as the ability of the corporation to finance increases in assets and to comply with its liability payments. The ability to deal with liquidity risk involves uncertainty

regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a material loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked items), pursuant to the directives of the Bank of Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, and the appointment of a management team responsible for dealing with the crisis and defining the procedures and steps required to deal therewith, including the creation of sources as quickly as possible.

Along with the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk.

As required by the Bank of Israel's Directive No. 342, the Board of Directors has approved a policy for managing liquidity risks and determined limits as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be positive in each of the scenarios during the planned periods of one day, one week and one month.

During the first three months of 2008, there were no deviations from the limits set by the Board of Directors.

For further details regarding management of market risks, see pages 163-176 of the Annual Report for 2007.

Credit Risk

In order to improve credit risk management and to adjust to regulatory requirements, an independent credit risk management unit was established.

The unit conducts independent examinations of the credit risks and the risk aspects.

Authority with regard to granting credit at the various levels is determined on the basis of the size of the credit facility, the borrower's risk rating and the nature of the application, while maintaining the principle of decision-making by senior staff on complex credit applications or those with a high risk.

For further details regarding credit risks, see pages 181-191 of the Annual Report for 2007.

See pages 176-180 of the Annual Report for 2007 with regard to **operating risks and legal risks**.

Linkage Status and Liquidity Status

Linkage Status

During the first three months of the year, the exposure in the CPI-linked sector increased from a level of some NIS 3.4 billion to a level of some NIS 4 billion. The increase in the investment in the CPI-linked sector was mainly carried out through the purchase of CPI-linked debentures and the granting of CPI-linked credit.

The following table sets out the status of assets and liabilities classified according to linkage basis:

	As at 31 March 2008			As at 31 December 2007		
	Unlinked	CPI-linked	Foreign Currency(2)	Unlinked	CPI-linked	Foreign Currency(2)
	NIS millions					
Total assets [1]	**121,885**	**61,230**	**120,617**	119,217	60,720	126,193
Total liabilities [1]	**113,454**	**57,227**	**123,926**	110,932	57,314	128,638
Total exposure in sector	**8,431**	**4,003**	**(3,309)**	8,285	3,406	(2,445)

(1) Including forward transactions and options.
(2) Including foreign-currency-linked.

Funding and Liquidity Status

Liquidity Status

The Banking System -

In the first three months of 2008, the Bank of Israel continued to decrease the net volume of *Makam* tenders to a level of NIS 74.8 billion, in comparison with NIS 76.0 billion at the end of 2007.

The balance of monetary credit tenders of the Bank of Israel was at a level of NIS 5 billion at the end of March 2008. The average net volume of the monetary credit tenders (less the monetary deposit tenders) was at a level of NIS 3.8 billion during the fourth quarter of 2007, compared with average net volume of the monetary credit tenders during the first three months of 2008, which was lower and amounted to only some NIS 2.9 billion.

At Leumi, the balance of monetary credit tenders from the Bank of Israel amounted to some NIS 1.6 billion at the end of March 2008. The average net volume of the monetary credit tenders at Leumi during the fourth quarter of 2007 was at a level of NIS 1.2 billion, compared with NIS 1.0 billion on average during the first three months of 2008.

Leumi has become a member of the CLS (Continuous Linked Settlement) Clearing House, which operates as a clearing house for inter-currency transactions. As from May 2008, shekel transactions will also be cleared at CLS and Leumi will provide its customers with nostro services in shekels as a Nostro Agent and will serve as a shekel Liquidity Provider to the CLS bank.

The Bank -

The structure of the Bank's assets and liabilities continues to indicate a high level of liquidity. This is the result of a deliberate policy of raising stable and diversified sources, while placing importance on the raising of deposits from a large number of customers, for varying periods of time, including long term.

The Bank has a liquid and high-quality securities portfolio of some NIS 35.4 billion, which is mainly invested in Israeli government debentures and foreign securities with an average rating of A+.

The Bank's net liquid assets – cash, deposits at banks and securities (excluding shares and funds), after deducting deposits from banks, stood at 32.6% of the Bank's total assets as at 31 March 2008, compared with 34.8% as at 31 December 2007. The ratio of net liquid assets to total liabilities (after deducting deposits from banks) stood at 36.2%, compared with 38.6% as at 31 December 2007.

Leumi monitors, on an ongoing basis, its liquidity status and the indices that are intended to warn of changes in the liquidity position, *inter alia*, by using an internal model that was developed at the Bank pursuant to a directive of the Bank of Israel. The various assumptions forming the basis of the model are examined and updated regularly according to developments in the major relevant parameters.

Sources and Uses (in the Bank) -

The balance of deposits of the public at the Bank declined during the first three months of the year by some NIS 3.9 billion, a decrease of 1.9%.

The balance of deposits of the public at the Bank in the unlinked shekel sector rose by NIS 0.8 billion, at a rate of some 0.8%, and amounted to NIS 96.5 billion at the end of March 2008.

The balance of foreign currency and foreign currency linked deposits of the public declined by NIS 5.1 billion. After neutralizing the effect of foreign currency exchange rates, there was a decrease of some NIS 0.2 billion, 0.3%.

The balance of the deposits of the public in the CPI-linked sector increased by some NIS 0.6 billion, a rise of some 2.2%.

During the first three months of 2008, CPI-linked subordinated capital notes, listed on the Tel Aviv Stock Exchange, were issued through Leumi Finance Company in the amount of some NIS 0.8 billion for an average term of some 7.7 years. Non-linked subordinated capital notes were issued in the amount of some NIS 1.7 billion, for an average period of 4.7 years.

During the first three months of 2008, the volume of the Bank's customers' off-balance sheet financial assets declined by some NIS 22 billion. Excluding market effects, there was a positive accumulation of NIS 4.8 billion.

During the reported period, the volume of the securities portfolio of the Bank's customers decreased by some NIS 21.3 billion. The volume of the mutual fund and Kahal portfolio decreased by NIS 0.7 billion.

In the first three months of 2008, the balance of credit to the public increased by some NIS 2.1 billion, an increase of 1.6%. In unlinked credit, there was an increase of some NIS 3.1 billion,

4%. CPI-linked credit rose by NIS 0.3 billion, an increase of 1.2%, and foreign currency credit dropped by some NIS 1.3 billion, a decrease of some 4.1% (after neutralizing the effect of the exchange rates, the balance of foreign currency credit increased by some NIS 0.3 billion).

The Bank's activity in long-term derivative transactions continued to grow during the reported period. This activity is carried out with the Bank's customers and is intended for hedging and managing the risks inherent in their activities. At the end of March 2008, the volume of these transactions amounted to some NIS 5.4 billion with an average period of 5.5 years. These transactions are valued according to fair value (MTM), and they have a negative effect on the accounting profit in the event of a fall in CPI-linked returns.

Preparations for Basel II

In June 2006, the Basel Committee on Banking Supervision published the final version of the capital adequacy measurement accord (Basel II) which is intended to be implemented following central banks' instructions.

The Basel II directives refer to three pillars:

- The first pillar – specifies the different methods for calculating minimum capital requirements, from the standard method through the advanced methods, based on models for internal rating of credit risks, market risks and operating risks.

- The second pillar – deals with risks that are not included in the first pillar and describes a process which banks are to carry out to establish the adequacy of the internal capital allocated to the various risks in accordance with risk assessment process carried out by the bank (known as the Internal Capital Adequacy Assessment Process – ICAAP), and a process for supervisory review to be carried out by the bank regulatory authorities regarding the above-mentioned internal process (known as the Supervisory Review Process – SREP), and refers to the use of stress testing regarding capital adequacy with respect to the various risks.

- The third pillar – deals with proper disclosure and market discipline. It provides for more expansive and detailed disclosure and information than was provided in the past regarding the risks to which a bank is exposed. The information is to be provided on a high qualitative and quantitative level so as to allow the market to evaluate a bank's risk profile.

The innovation in the provisions of Basel II is that for the first time, banking corporations are required to allocate capital for operating risks, as well as for credit risks and market risks, which are required at present under the provisions of Basel I.

The Committee proposes three options for calculating the minimum capital for credit risk and operating risks. The options are characterized by ever-increasing sensitivity to risk.

The Supervisor of Banks announced at the end of January 2007 the implementation of Basel II in the banking system in Israel at the end of 2009, according to the standard method. In the following months, the Supervisor published a succession of documents, directives and requirements, mostly based on the documents produced by the Basel Committee in June of 2006, along with drafts of documents and directives for consultation with the banking system.

In a letter from the end of May 2007 which included reference to the required preparations, the Supervisor of Banks noted his intention to work to upgrade the risk management system, the

control system and corporate governance in the banking corporations, and to adapt the banking supervisory system to a risk oriented supervisory format.

In addition, the Supervisor of Banks announced in a draft from August 2007 that at the time of the first implementation at the end of 2009, the banking corporations would be required to comply, at the least, with the capital calculation requirements of the standard method for market risk, credit risk and operational risk, as described in the Basel Committee's working framework.

At the end of May 2007, the Supervisor of Banks announced the establishment of six working teams to formulate the requirements for the banking corporations in the various areas. Additionally, the Financial Statements Unit of the Banking Supervision Department will continue to handle the implementation of the third pillar of the Basel II directives. These working teams hold ongoing discussions with the corresponding working teams at the Bank to clarify these issues.

As part of a discussion held at the Bank of Israel in September 2007, representatives of the Banking Supervision Department announced that, as of 31 December 2008, the banks would be required to report to the Department regarding the capital requirements established according to the standard method set out in the first pillar of Basel II, and that such reporting would be required on a quarterly basis throughout 2009, although the actual allocation of capital during this period was still to be in accordance with the existing directives. The actual allocation of capital in accordance with the requirements of Basel II's standard method will only be required as of 31 December 2009.

In the context of preparations for the standard method and with a view to examining the consequences of the implementation of the method for the new capital requirements, the banking system is being asked to carry out a QIS – Quantitative Impact Study – according to the standard method on the data from 31 December 2006, and to present the findings to the Bank of Israel. The Bank has complied with this requirement.

The Banking Supervision Department has also published a "Draft Temporary Directive – Regarding the Implementation of Certain Disclosure Requirements from Basel II in the 2007 Financial Statements."

In February 2008, the Bank of Israel published an additional draft regarding the standard method and the advanced methods. In March 2008, the Bank of Israel published a draft "Work Framework for Risk Based Supervision," as part of the second pillar processes.

The Bank's and its Subsidiaries' Preparations

As part of the Group's preparations for the implementation of Basel II, and in continuation of activities carried out during 2004-2005, a project administration was set up at the end of 2005, the role of which is to manage, coordinate, adapt and supervise the parties involved in the project in the Group, and to bring about the eventual implementation of all the directives of Basel II.

In addition, a senior steering committee was appointed for the Basel II project, headed by the Senior Deputy Chief Executive Officer, and including several Members of Management and other senior executives.

In the context of the above, gap analyses were carried out on the basis of which a working program and road map have been prepared regarding the main master tasks that the Group faces in implementing the directives of Basel II.

For the purpose of compliance with the directives of Basel II, the Bank is preparing to make adjustments and improvements to its computerized infrastructures, including collection of the required data in order to estimate the risk variables, development and purchase of advanced systems, construction of databases and the linking of all these to existing systems. This preparation has been ongoing for some time and will continue in the coming years.

In addition to the changes required in the systems, processes and policies, the Bank has, as previously announced, carried out a structural change in the area of credit risk management, (by establishing a Credit Risk Management Unit) for both business needs and the requirements arising from the Basel II era.

At the same time, the Risk Management Control Unit is developing models required in order to implement the advanced approach for calculating PD (Probability of Default) and LGD (Loss Given Default), for methodological support and for testing the adequacy of the models in the subsidiaries and foreign subsidiaries.

The Bank is examining the possibility of making additional changes in order to comply with the provisions of Basel II.

The Bank's and the subsidiaries' preparations, including the cost of its computer systems, will require the investment of significant resources in the coming years.

The Bank is also preparing to develop models for calculating economic capital which relate to all risks, and for their integration as a central tool in the decision-making processes of the Bank's business systems.

Legal Proceedings

a. The Directors' Report in the Annual Report for 2007 provides details of civil and other legal proceedings to which the Bank and the consolidated companies are parties.

   As of the date of the publication of this Report, no material changes have occurred in the aforementioned proceedings, except as detailed below.

   None of the proceedings pending against the Bank involves a sum exceeding 1% of the shareholders' equity of the Bank (some NIS 20 million as at 31 March 2008), with the exception of the proceedings detailed in Notes 3 to 6 to the Financial Statements.

   For details regarding petitions for the approval of class actions that were filed in the first quarter of 2008, see Notes 4C to E to the Financial Statements.

   In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions have been recorded in the Financial Statements to cover possible damages in respect of all the claims.

   See Notes 3 to 6 to the Financial Statements for further details.

b. In January 2008, the Tel Aviv-Jaffa Magistrates Court approved a plea bargain that had been reached between the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), subsidiaries of the Bank, and the prosecutor, in respect of an indictment for a breach of section 82 of the Joint Investment Trusts Law, 1984.

As part of the plea bargain, the prosecutor retracted all the allegations related to the Bank's employees and the employees of the subsidiaries, and filed an amended indictment against the Bank and the subsidiaries only. The amended indictment was significantly narrower in that it charged the Bank with an offence of omission in respect of lack of supervision only. The prosecutor declared that the circumstances surrounding the offence were not especially serious. The Bank and the subsidiaries admitted to the facts that were the subject of the amended indictment, and the following fines were imposed on them: the Bank – NIS 5 million, Leumi L.P. Ltd. – NIS 10 million, and Leumi Management Ltd. and Leumi Securities and Investments Ltd. – NIS 10 million, which was divided between the two of them.

c. In November 2004, investigators of the Antitrust Authority arrived at various offices of the Bank, as well as those of other banks, and gathered written and computerized material for the purposes of investigating a suspected restrictive trade agreement between the banks. In July 2005, investigators of the Antitrust Authority conducted a search at various offices of the Bank, and gathered written and computerized material for the purposes of investigating suspected restrictive trade agreements between the banks.

   Additionally, in 2005 and the first quarter of 2008, a number of employees of the Bank were summoned for examination at the Antitrust Authority, and the Bank was required to produce documents.

   In March 2008, the Bank received a letter from the Antitrust Authority stating that the General Director was currently examining the possibility of exercising her authority according to section 43(a)(1) of the Antitrust Law, 1988, and to determine that restrictive trade agreements existed between Bank Hapoalim B.M., Israel Discount Bank Ltd., United Mizrahi Bank Ltd., The First International Bank of Israel Ltd. and the Bank, regarding the transfer of information relating to commissions.

   The General Director has permitted the banks to express their positions in writing by 30 June 2008. The Bank has filed an application for an additional extension.

   The Bank is currently examining the notice of the General Director, and the steps to be taken in this regard.

D. Additional Matters

Leumi for the Community - Social Involvement

Since its establishment 106 years ago and still today, Leumi has been active in the community in which it operates, and as part of its perception of its role, the Bank contributes to various institutions and organizations in the areas of education, social welfare, culture, art and health. In recent years, the Bank has placed an emphasis on supporting the fields of education and training, and on encouraging entrepreneurship and the development of leadership among young people living in outlying areas.

The Group's involvement in the community is undertaken in a number of ways:

- Donations through organizations (institutions and non-profit organizations), which work to promote social projects that concentrate on education and the welfare of children and young people.

- Involvement by providing sponsorships for educational and cultural activities

- Individual attention to populations in grave distress.

As part of its overall commitment to the community, Leumi encourages its employees to become active in the community, and provides them with the infrastructure and the opportunity to volunteer and to contribute. Hundreds of employees volunteer for projects undertaken within the framework of "Leumi Tomorrow," "Young Entrepreneurs," and other projects initiated by the Bank, and these employees serve as models for emulation by the pupils in the various projects. Thanks to raised awareness of the subject of contribution to the community, branches and units have been initiating independent local projects, with the support of Leumi's Management.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

- Some 16,000 youth participate in six different projects in which this non-profit organization invests.

- "Youth Leading Change" – After groups are formed and substantive and challenging training is completed within IDF preparation groups, participants become active partners in the group and learn to take responsibility for themselves and their surroundings. The substantive subjects on which the groups have become engaged has included, among other things: a national writing contest in honor of 60 years of Israeli independence - in memory of Bat Chen Shahak, loyalty and betrayal, rights of the handicapped, "I am an Israeli," the code of ethics, accepting those who are different, meaningful service and road safety, time management, team management and more. Toward the Purim festival, the program's participants conducted a "Sweets for the Soldiers" campaign, in which they collected and distributed food and sweets to IDF soldiers.

- An additional center for assisting students of Ethiopian origin was opened in Rishon Letzion, in the context of cooperation between the organization and Tel Aviv University's social involvement department.

- Unistream – the student group at Kfar Yonah, with which the organization has become involved, is continuing with its second year of activity. The group's participants joined with the Leumi Tomorrow participants and collaborated with them in the "Sweets for the Soldiers" campaign.

- More than 1,100 students take part in a program to promote accessibility to higher education accessibility at Ben Gurion University of the Negev. This year, there was an increase both in the number of students of Ethiopian origin and the number of Bedouin students participating in the program.

Leumi for the Arts - The "Fresh Paint" Exhibition

The "Fresh Paint" Exhibition was held in March under Leumi's lead sponsorship, as part of the Leumi Group's support for art and culture in general and for young artists in particular, and as part of its encouragement of Israeli creativity in honor of Israel's 60th anniversary. More than 70 young artists exhibited their works to the general public during the Exhibition. Its purpose was to bring these young artists closer to the general public, and to allow the public to purchase the selected works of art. At the Exhibition, which was held in Tel Aviv, more than 1,000 works of art of unknown young artists were exhibited alongside the works of well-known young artists, and hundreds of works were sold.

Out of the sum of NIS 260,000, NIS 160,000 was directed towards scholarships for art-loving students from families of limited means, and an additional amount of NIS 100,000 for the benefit of the "Fair Chance for Children" organization, which deals with children living in residential institutions. During the four days of the Exhibition, tens of thousands of art lovers and visitors came to see the works, and purchased works of a value of some NIS 2.5 million.

Summary of Leumi's Contributions and Sponsorships During the Quarter

During the first quarter of 2008, the Leumi Group contributed and provided sponsorships for social welfare and community purposes in the amount of some NIS 4.6 million, of which the contributions totaled some NIS 3.3 million.

Internal Auditor

Details regarding the Internal Audit Division of the Group, including the professional standards according to which it operates, the annual and multi-year work plan and the considerations used in establishing same, were included in the Annual Report for 2007.

No material changes to these details occurred during the period of the Report.

The Chief Internal Auditor's report for the second half of 2007 in respect of Bank Leumi was submitted to the Audit Committee on 11 March 2008 and was discussed by it on 16 March 2008.

The Chief Internal Auditor's annual report for 2007 was submitted on 17 April 2008 and discussed by the Audit Committee on 27 April 2008. The Chief Internal Auditor's 2007 annual report for the subsidiaries was submitted on 11 May 2008 and discussed by the Audit Committee on 15 May 2008.

Evaluation of Controls and Procedures

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance Division), beginning with the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX). According to the Supervisor's Directive, the certification is not implemented in accordance with the extensive requirements of section 404 of the SOX Act, which requires the existence of a system of internal controls according to a defined and accepted framework, which is far wider in extent than the disclosure controls required to be operated beginning with the financial statements as at 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has established procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers, in the manner required to comply with the requirements of this Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance Division have, as at the end of the period covered by this Report, evaluated the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the public reporting Directives of the Supervisor of Banks and at the time required in these Directives.

During the quarter ending on 31 March 2008, no material change occurred to the internal controls on financial reporting of the Bank that materially affected or is reasonably anticipated to materially affect the Bank's internal control of financial reporting.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005, the Supervisor of Banks published a circular detailing provisions for the implementation of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- Banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.

- Proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.

- Implementation of the Directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the Bank and the process of developing such systems obliges the Bank to deploy and to determine interim stages and targets until the full implementation thereof.

- The project must be completed by the end of the first half of 2008, so that the external auditors' audit commences in June 2008 and is completed by the date of the December 2008 Report.

Board of Directors

At the meeting of the Board of Directors held on 28 May 2008, it was resolved to approve and publish the Group's condensed unaudited consolidated Financial Statements as at 31 March 2008 and for the period ending on that date.

During the period January to March 2008 the Board of Directors held 13 plenary meetings and 43 committee meetings.

The Bank's Board of Directors expresses its appreciation and gratitude to the Bank's employees and managers and to the employees and managers of its subsidiaries in Israel and overseas, for their dedicated work and their contribution to the promotion of the Group's affairs.

____________	____________
Eitan Raff	Galia Maor
Chairman of the Board of Directors	President and Chief Executive Officer

28 May 2008

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported amounts
Exhibit A

	For the three months ended 31 March							
	2008				(i) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	**105,071**	**1,569**	**6.11**		91,774	1,422	6.36	
Effect of embedded and ALM derivatives (e)	**44,633**	**146**			27,781	158		
Total assets	**149,704**	**1,715**		**4.66**	119,555	1,580		5.40
Liabilities (d)	**104,902**	**(779)**	**(3.00)**		97,217	(796)	(3.31)	
Effect of embedded and ALM derivatives (e)	**33,526**	**(35)**			13,412	(14)		
Total liabilities	**138,428**	**(814)**		**(2.37)**	110,629	(810)		(2.96)
Interest margin			**3.11**	**2.29**			3.05	2.44
Israeli currency – linked to the CPI								
Assets (c) (d)	**60,458**	**984**	**6.68**		56,690	544	3.89	
Effect of embedded and ALM derivatives (e)	**1,589**	**14**			293	6		
Total assets	**62,047**	**998**		**6.59**	56,983	550		3.91
Liabilities (d)	**44,850**	**(659)**	**(6.02)**		44,174	(317)	(2.91)	
Effect of embedded and ALM derivatives (e)	**11,931**	**(328)**			5,544	(113)		
Total liabilities	**56,781**	**(987)**		**(7.14)**	49,718	(430)		(3.51)
Interest margin			**0.66**	**(0.55)**			0.98	0.40
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**114,734**	**(5,442)**	**(17.67)**		125,162	(206)	(0.66)	
Effect of derivatives: (e)								
Hedging derivatives	**3,754**	**-**			4,782	252		
Embedded derivatives and ALM	**84,892**	**(4,388)**			50,234	(624)		
Total assets	**203,380**	**(9,830)**		**(17.98)**	180,178	(578)		(1.28)
Liabilities (d)	**116,121**	**6,398**	**20.28**		116,827	710	2.41	
Effect of derivatives: (e)								
Hedging derivatives					4,448	(254)		
Embedded derivatives and ALM	**3,544**	**14**			58,988	761		
Total liabilities	**85,816**	**4,154**			180,263	1,217		2.67
Interest margin	**205,481**	**10,566**		**19.04**			1.75	1.39
			2.61	**1.06**				

See footnotes on page 79.

Rates of Financing Income and Expenses (on a Consolidated Basis) (Cont'd) (a)
Reported amounts
Exhibit A (Cont'd)

	For the three months ended 31 March							
	2008				(i) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	280,263	(2,889)	(4.06)		273,626	1,760	2.60	
Effect of derivatives: (e)								
Hedging derivatives	3,754	-			4,782	252		
Embedded derivatives and ALM	131,114	(4,228)			78,308	(460)		
Total assets	415,131	(7,117)		(6.69)	356,716	1,552		1.75
Total monetary liabilities generating interest expenses (d)	265,873	4,960	7.26		258,218	(403)	(0.63)	
Effect of derivatives: (e)								
Hedging derivatives	3,544	14			4,448	(254)		
Embedded derivatives and ALM	131,273	3,791			77,944	634		
Total liabilities	400,690	8,765		8.47	340,610	(23)		(0.03)
Interest margin			3.20	1.78			1.97	1.72
In respect of options		-				12		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		(19)				1		
Financing commissions and other financing income (g)		357				228		
Other financing expenses		(26)				23		
Net interest income before provision for doubtful debts		1,960				1,793		
Provision for doubtful debts (including general and supplementary provision)		(244)				(11)		
Net interest income after provision for doubtful debts		1,716				1,782		
Monetary assets generating interest income (d) (f)	280,263				273,626			
Assets derived from derivative instruments (h)	5,849				3,726			
Other monetary assets (d)	5,220				4,051			
General provision and supplementary provision for doubtful debts	(870)				(1,020)			
Total monetary assets	290,462				280,383			
Monetary liabilities generating interest expenses (d)	265,873				258,218			
Liabilities derived from derivative instruments (h)	6,209				3,397			
Other monetary liabilities (d)	8,888				9,245			
Total monetary liabilities	280,970				270,860			
Total monetary assets exceed monetary liabilities	9,492				9,523			
Non-monetary assets	10,970				9,105			
Non-monetary liabilities	586				767			
Total capital resources	19,876				17,861			

See footnotes on page 79.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector where the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustment to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets as follows:
The unlinked Israeli currency sector for the three month period amounts to NIS 58 million.
The linked Israeli currency sector for the three month period amounts to NIS 92 million.
The foreign currency sector (which includes Israeli currency linked to foreign currency) for the three month period amounts to NIS 443 million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets in the various sectors.
The three month period amounts to NIS 593 million.

(g) This includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Includes the average balance for derivative instruments (does not include average of off-balance sheet derivative instruments).

(i) Reclassified.

Rates of Financing Income and Expenses (on a Consolidated Basis) (Cont'd) (a)
Nominal U.S. $
Exhibit A (Cont'd)

	For the three months ended 31 March							
	2008				(f) 2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**19,016**	**268**	**5.76**		19,602	268	5.59	
Effect of derivatives: (e)								
Hedging derivatives	**1,000**	**4**			1,133	59		
Embedded derivatives and ALM	**22,596**	**77**			11,861	1		
Total assets	**42,612**	**349**		**3.31**	32,596	328		4.10
Liabilities (d)	**20,625**	**(170)**	**(3.34)**		18,347	(171)	(3.78)	
Effect of derivatives: (e)								
Hedging derivatives	**944**	**-**			1,054	(60)		
Embedded derivatives and ALM	**22,835**	**(38)**			13,918	(4)		
Total liabilities	**44,404**	**(208)**		**(1.89)**	33,319	(235)		2.85
Interest margin			**2.42**	**1.42**			1.81	1.25
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	**11,312**	**162**	**5.86**		10,052	147	5.96	
Effect of embedded and ALM derivatives (e)	**65**	**1**			51	14		
Total assets	**11,377**	**163**		**5.87**	10,103	161		6.49
Liabilities (d)	**10,095**	**(107)**	**(4.32)**		9,342	(103)	(4.48)	
Effect of embedded and ALM derivatives (e)	**80**	**(4)**			69	-		
Total liabilities	**10,175**	**(111)**		**(4.46)**	9,411	(103)		(4.44)
Interest margin			**1.54**	**1.41**			1.48	2.05
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	**30,328**	**430**	**5.80**		29,654	415	5.71	
Effect of derivatives: (e)								
Hedging derivatives	**1,000**	**4**			1,133	59		
Embedded derivatives and ALM	**22,661**	**78**			11,912	15		
Total assets	**53,989**	**512**		**3.85**	42,699	489		4.66
Monetary liabilities in foreign currency generating financing expense (d)	**30,720**	**(277)**	**(3.66)**		27,689	(274)	(4.01)	
Effect of derivatives: (e)								
Hedging derivatives	**944**	**-**			1,054	(60)		
Embedded derivatives and ALM	**22,915**	**(42)**			13,987	(4)		
Total liabilities	**54,579**	**(319)**		**(2.37)**	42,730	(338)		(3.02)
Interest margin			**2.14**	**1.48**			1.70	1.64

See footnotes on page 81.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ 121 million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) Reclassified

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis
Reported amounts

Exhibit B

	31 March 2008 (Unaudited)				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	2,037	377	2,414	(22)	296
Industry	24,400	13,048	37,448	273	2.552
Construction and real estate	30,926	16,842	47,768	(5)	4,744
Electricity and water	1,374	227	1,601	-	9
Commerce	15,972	3,995	19,967	(69)	1,653
Hotels and restaurants	3,796	465	4,261	(1)	1,332
Transport and storage	4,253	1,056	5,309	10	452
Communications and computer services	4,477	1,697	6,174	16	343
Financial services	16,868	5,555	22,423	44	601
Other business services	5,301	1,415	6,716	1	253
Public and community services	5,645	1,124	6,769	(2)	460
Private individuals - loans for housing	37,131	2,325	39,456	43	945
Private individuals - other	21,545	23,372	44.917	23	1,451
	173,725	71,498	245,223	311	15,091
Activities of borrowers abroad	41,500	18,963	60,463	(42)	1,178
Total	215,225	90,461	305,686	269	16,269
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,280	584	3,864	(25)	475
Local authorities (e)	3,318	142	3,460	-	214

(a) Including credit to the public in the amount of NIS 200,905 million, investments in debentures of the public in the amount of NIS 10,684 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 3,636 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

Note - Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis (Cont'd)
Reported amounts

Exhibit B (Cont'd)

	31 March 2007 (Unaudited)				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	1,989	360	2,349	(6)	383
Industry	21,155	13,293	34,448	12	3,609
Construction and real estate	28,484	15,212	43,696	10	5,845
Electricity and water	1,501	474	1,975	-	6
Commerce	15,004	4,445	19,449	4	2,000
Hotels and restaurants	4,134	711	4,845	3	1,919
Transport and storage	4,163	1,063	5,226	1	695
Communications and computer services	5,702	1,437	7,139	35	568
Financial services	15,681	3,776	19,457	(31)	714
Other business services	4,806	1,199	6,005	(2)	372
Public and community services	5,662	858	6,520	(8)	552
Private individuals - loans for housing	33,814	1,518	35,332	11	1,289
Private individuals - other	18,210	20,419	38,629	14	1,292
	160,305	64,765	225,070	43	19,244
Activities of borrowers abroad	36,940	18,526	55,466	(12)	1,202
Total	197,245	83,291	280,536	31	20,446
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,349	560	3,909	(6)	652
Local authorities (e)	3,293	154	3,447	-	243

(a) Including credit to the public in the amount of NIS 186,727 million, investments in debentures of the public in the amount of NIS 8,377 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 2,141 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

Note - Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis (Cont'd)
Reported amounts

Exhibit B (Cont'd)

	31 December 2007 (Audited)				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	2,135	365	2,500	(17)	272
Industry	23,013	14,411	37,424	149	2,656
Construction and real estate	30,335	16,905	47,240	97	4,424
Electricity and water	1,399	220	1,619	-	10
Commerce	15,615	4,130	19,745	88	1,191
Hotels and restaurants	4,127	457	4,584	18	1,611
Transport and storage	4,082	1,078	5,160	8	493
Communications and computer services	4,305	1,560	5,865	20	362
Financial services	16,815	5,172	21,987	(135)	598
Other business services	5,253	1,399	6,652	18	191
Public and community services	5,595	1,278	6,873	2	369
Private individuals - loans for housing	36,839	2,170	39,009	50	989
Private individuals - other	21,090	22,789	43,879	165	1,187
	170,603	71,934	242,537	463	14,353
Activities of borrowers abroad	43,217	19,165	62,382	93	1,121
Total	213,820	91,099	304,919	556	15,474
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,296	619	3,915	(23)	531
Local authorities (e)	3,334	134	3,468	(2)	153

(a) Including credit to the public in the amount of NIS 199,315 million, investments in debentures of the public in the amount of NIS 12,435 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 2,070 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

Note - Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 31 March 2008 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;
   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and
   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

   The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

28 May 2008

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 31 March 2008 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;
   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and
   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

28 May 2008

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division



Somekh Chaikin



Kost Forer Gabbay & Kasierer

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month period ended 31 March 2008

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries as at 31 March 2008 and the condensed interim consolidated statements of profit and loss and changes in shareholders' equity for the three month period then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the condensed interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 31 March 2008, and whose net interest income before provision for doubtful debts constitutes some 10% of the total net interest income before provision for doubtful debts included in the condensed consolidated statement of profit and loss for the three month period then ended.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said condensed interim financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Notes 4 and 6 to the condensed interim financial statements concerning claims against the Bank and against a subsidiary, including applications for their approval as class actions, to the contents of Notes 8B and 9 concerning claims and uncertainties relating to a companies included on equity basis. The Bank is unable to estimate the effect of the said matters on the Bank, if any, on its financial position and on its operating results, and whether or not they will be of a material nature.

Somekh Chaikin
Certified Public Accountants (Isr.)

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)

28 May 2008

Condensed Consolidated Balance Sheet as at 31 March 2008

Reported amounts

	31 March 2008	31 March 2007	31 December 2007
	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)		
Assets			
Cash and deposits with banks	**36,580**	45,281	42,329
Securities	**44,641**	47,211	47,169
Securities borrowed or purchased under agreement to resell	**864**	108	655
Credit to the public	**200,174**	185,848	198,557
Credit to governments	**576**	781	642
Investments in companies included on the equity basis	**1,899**	1,781	1,873
Buildings and equipment	**3,331**	3,120	3,276
Other assets	**10,158**	6,159	7,650
Total assets	**298,223**	290,289	302,151
Liabilities and equity capital			
Deposits of the public	**228,187**	226,861	238,045
Deposits from banks	**6,575**	13,320	6,139
Deposits from governments	**1,128**	1,905	1,198
Securities loaned or sold under agreement to repurchasel	**385**	116	231
Debentures, bonds and subordinated notes	**21,985**	15,803	19,248
Other liabilities	**20,121**	13,633	17,636
Total liabilities	**278,381**	271,638	282,497
Minority interest	**109**	152	105
Shareholders' equity	**19,733**	18,499	19,549
Total liabilities and equity capital	**298,223**	290,289	302,151

The accompanying notes are an integral part of these Financial Statements.

Eitan Raff	**Galia Maor**	**Zeev Nahari**
Chairman of the Board of Directors	President and Chief Executive Officer	Deputy Chief Executive Officer Head of Finance and Accounting Division

Date of approval of the Financial Statements: 28 May 2008

Condensed Consolidated Statement of Profit and Loss
For the Period Ended 31 March 2008
Reported Amounts

	For the Three Months Ended 31 March		For the Year Ended 31 December
	2008	2007	2007
	(Unaudited)		(Audited)
	(NIS millions)		
Net interest income before provision for doubtful debts	**1,960**	1,793	7,648
Provision for doubtful debts	**244**	11	407
Net interest income after provision for doubtful debts	**1,716**	1,782	7,241
Operating and other income			
Operating commissions	**852**	827	3,350
Profits from investments in shares, net	**(71)**	82	461
Other income	**70**	81	411
Total operating and other income	**851**	990	4,222
Operating and other expenses			
Salaries and related expenses	**1,131**	1,027	4,218
Building and equipment maintenance and depreciation	**323**	296	1,274
Other expenses	**340**	309	1,445
Total operating and other expenses	**1,794**	1,632	6,937
Operating profit before taxes	**773**	1,140	4,526
Provision for taxes on operating profit	**383**	520	1,722
Operating profit after taxes	**390**	620	2,804
Equity in after-tax operating profit of companies included on the equity basis	**87**	39	184
Minority interest in after-tax operating losses (profits) of subsidiaries	**(5)**	(1)	(4)
Net operating profit	**472**	658	2,984
After-tax profit from extraordinary items	**(2)**	259	373
Net profit for the period	**470**	917	3,357
	(NIS)		
Profit per share			
Net operating profit	**0.33**	0.47	2.11
After-tax profit from extraordinary items	**0.00**	0.18	0.26
Total	**0.33**	0.65	2.37
Net operating profit	**0.32**	0.47	2.08
After-tax profit from extraordinary items	**0.00**	0.18	0.26
Total	**0.32**	0.65	2.34

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Period Ended 31 March 2008
Reported Amounts

	For the Three Months Ended 31 March 2008 (Unaudited)			
	Capital and capital reserves	Retained earnings	Dividend declared after balance sheet date	Total shareholders' equity
	(NIS millions)			
Balance at the beginning of the period	7,610	11,669	270	19,549
Net profit for the period	-	470	-	470
Issue of shares	494	-	-	494
Proposed dividend	-	-	(270)	(270)
Benefit in respect of shares based payment transactions	(15)	-	-	(15)
Adjustments in respect of presentation of securities available for sale at fair value	-	(785)	-	(785)
Losses in respect of securities available for sale that were realized and classified to profit and loss	-	39	-	39
Related tax effect	-	251	-	251
Translation adjustments for companies included on the equity basis	-	(32)	-	(32)
Loans to employees for purchase of Bank's shares	-	32	-	32
Balance at the end of the period	8,089	(a) 11,644	-	19,733

	For the Three Months Ended 31 March 2007 (Unaudited)		
	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)		
Balance at the beginning of the period	7,405	10,086	17,491
Net profit for the period	-	917	917
Benefit inherent in the allotment of share options to employees	18	-	18
Adjustments in respect of presentation of securities available for sale at fair value	-	63	63
Profit in respect of securities available for sale that were realized and classified to profit and loss	-	(13)	(13)
Related tax effect	-	(33)	(33)
Translation adjustments for companies included on the equity basis	-	(11)	(11)
Loans to employees for purchase of Bank's shares	-	67	67
Balance at the end of the period	7,423	(a) 11,076	18,499

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Period Ended 31 March 2008
Reported Amounts

	For the Year Ended 31 December 2007 (Audited)			
	Capital and capital reserves	Retained earnings	Dividend declared after balance sheet date	Total shareholders' equity
	(NIS millions)			
Balance as at 1 January 2007	7,405	10,086		17,491
Net profit for the year	-	3,357		3,357
Proposed dividend	-	(1,414)		(1,414)
Dividend declaved after balance sheet dabe	-	(270)	270	-
Benfit in respect of shares based payment	205	-		205
Adjustments in respect of presentation of securities available for sale at fair value	-	116	-	116
Profit in respect of securities available for sale that were realized and classified to profit and loss	-	(326)	-	(326)
Related tax effect	-	89		89
Translation adjustments for companies included on the equity basis	-	(42)		(42)
Loans to employees for purchase of Bank's shares	-	73		73
Balance as at 31 December 2007	7,610	(a) 11,669	270	19,549

(a) The retained earnings at the end of the period include:

1. Adjustments from translation of the financial statements of autonomous foreign investees in the amount of NIS (477) million (NIS (414) million as at 31 March 2007 and NIS (445) million as at 31 December 2007).
2. Adjustments in respect of presentation of securities available for sale at fair value, less related taxation, in the amount of NIS 7 million (NIS 640 million as at 31 March 2007 and NIS 502 million as at 31 December 2007).

The accompanying notes are an integral part of these Financial Statements.

NOTES

1. The Condensed Consolidated Interim Financial Statements to 31 March 2008 have been prepared in accordance with accounting principles used in the preparation of interim reports. The accounting principles used in preparing the interim reports are consistent with those used in preparing the audited Financial Statements as at 31 December 2007. These Statements should be read in conjunction with the Annual Financial Statements as at 31 December 2007 and for the year ended on that date, and their accompanying Notes.

2. **Future Application of Accounting Standards:**

   A. **Accounting Standard No. 29** - "Adoption of International Financial Reporting Standards (IFRS)"

   In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29 - "Adoption of International Financial Reporting Standards (IFRS)" (the "Standard"). The Standard prescribes that entities that are subject to the Securities Law, 1968, and are obliged to report in accordance with the regulations issued under the said Law, shall prepare their financial statements in accordance with IFRS for the periods commencing from 1 January 2008. This does not apply to banking corporations, the financial statements of which are prepared in accordance with the directives and guidelines of the Supervisor of Banks.

   With respect to the manner in which Standard 29 is to be adopted by banking corporations, the Supervisor of Banks has notified the banks as follows:

   1) He intends to provide, on a regular basis, directives regarding the adoption of Israeli standards published by the Israel Accounting Standards Board that are based on IFRS and are not related to the core banking business.

   2) In the second half of 2009 he will publish his decision regarding the date of adopting IFRS related to the core banking business. He will do this taking into account the results of the adoption of these standards in Israel on the one hand, and the progress made in the convergence process between IFRS and American standards on the other hand.

   3) Therefore, with respect to the core banking business, the financial statements of a banking corporation that are prepared in accordance with the directives and guidelines of the Supervisor of Banks will continue to be prepared according to the American standards provided in the directives dealing with reporting to the public.

   B. **Accounting Standard No. 23 – "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder"**

   In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23, "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder" ("Standard 23"). Standard 23 effectively replaces the main provisions of the Securities (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) Regulations, 1996 as adopted in the reporting to the public directives of the Supervisor of Banks. Standard 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders' equity. A debit difference effectively constitutes a dividend and accordingly reduces the retained earnings. A credit difference effectively constitutes an investment of the shareholder and shall therefore be presented under a separate item of shareholders' equity called "capital reserve from transaction between an entity and its controlling shareholder."

Standard 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or alternatively, the transfer of an asset from the entity to the controlling shareholder; the assumption by the controlling shareholder of all or part of a liability of the entity to a third party, indemnification of the entity by the controlling shareholder in respect of an expense, and the waiving by the controlling shareholder of all or part of the entity's debt to it; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard 23 also determines the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard 23 applies to transactions between an entity and its controlling shareholder that are executed after 1 January 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect, as from the date of its coming into effect.

Recently, the Supervisor of Banks has distributed a letter indicating that he is re-examining the rules to be applied to banking corporations and to credit card companies with respect to the handling of transactions between an entity and its controlling shareholder. As at the date of publication of this Report, the Supervisor of Banks has not yet published directives regarding the adoption of specific rules on this subject or on the manner of their initial implementation.

3. In the regular course of business, legal claims have been filed against the Bank and certain consolidated companies, including petitions for approval of class actions.

In the opinion of the Management of the Bank and the managements of the consolidated companies, based on legal opinions regarding the chances of the claims succeeding, including the petitions for approval of class actions, appropriate provisions have been recorded in the Financial Statements, insofar as required, to cover damages resulting from the said claims.

In the opinion of the Management of the Bank and the managements of the consolidated companies, the total additional exposure arising from legal claims filed against the Bank and against the consolidated companies on various subjects, the amount of each of which exceeds NIS 2 million, and regarding which the chances of the claims succeeding are not remote, amounts to some NIS 58 million.

The following are details of claims in material amounts.

A. In September 1997, a foreign company in the process of liquidation filed a claim against the Bank, against a subsidiary of the Bank (Bartrade International Trade and Financing (83) Ltd.) and against certain of their employees, in the amount of some NIS 153 million as of the date of filing the claim. The claim relates to a transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, *inter alia*, that the defendants acted in such a way that enabled the manager of the foreign company to steal the said amount from it.

B. On 15 June 2000, a claim was filed against the Bank in the Tel Aviv-Jaffa District Court, together with a petition to approve the claim as a class action, in the amount of NIS 1 billion.

The plaintiff alleges that the Bank, in various publications, promised depositors of shekel deposits made by self service through direct banking channels, that they would receive a preferred annual interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit could have misled the depositors into thinking that the 1% additional interest would be paid also in respect of the periods in which the deposit was automatically renewed and not only in respect of the original deposit period, as was the actual case.

Accordingly, the plaintiff is requesting that the Bank pay to it and all the relevant depositors he represents, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court approved the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

C. On 14 October 2004 a petition to approve a claim as a class action in the amount of some NIS 2 billion was filed against the Bank with the Tel Aviv-Jaffa District Court on the basis of the Banking (Service to Customer) Law, 1981 and Regulation 29 of the Civil Procedure Regulations, 1984.

The subject of the claim was originally the allegations of the petitioner that he and all other customers of the Bank were charged fixed management fees, credit provision fees and securities deposit management fees unlawfully and contrary to the exemptions indicated beside the fees on the Bank's price list. The petitioner maintains that the Bank misled its customers and breached the disclosure duties owed to them, and breached contractual obligations to them by charging them the fees, despite the fact that according to the Bank's price list they were entitled to exemptions from the payment of such fees. The petitioner is also claiming that in this way the Bank was unlawfully enriched.

After the Bank submitted to the Court its response to the petition to approve the claim as a class action, and the petitioner submitted a reply to the Bank's response to the petition for approval of a class action, a petition was filed with the Court to amend the statement of claim, pursuant to which the petitioner requested to strike out all that part of the claim relating to the securities deposit management fee commission. The Court approved the request for such amendment and the amount of the claim was reduced to some NIS 1.12 billion. Following the amendment, the Bank submitted an amended response to the amended petition for approval of the claim as a class action and an amended reply of the petitioner was filed.

On 25 December 2007, the Tel Aviv District Court denied the petition for approval of the claim as a class action. The plaintiff filed an appeal to the Supreme Court regarding this ruling on 10 February 2008.

D. In June 2005, a petition for the approval of the filing of a class action was filed against the Bank in the Tel Aviv-Jaffa District Court in the amount of NIS 576 million.

The petitioner claims that the Bank did not stand by promises advertised on its Internet site during the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the Internet. The petitioner is demanding that the Bank pay him and all depositors through the Internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits. The Bank has filed its response to the petition for approval of the claim as a class action.

E. In February 2006 a petition for the approval of filing a class action was filed against the Bank by a customer of the Bank in the Tel Aviv-Jaffa District Court, in an amount estimated by the petitioner at some NIS 300 million.

According to the petitioner, in the framework of the sale of structured products to Bank customers, the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in a financial margin which inures to the benefit of the Bank in the transaction, which in the petitioner's view contradicts the duty for disclosure imposed upon the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is made up of all Bank customers who invested in various structured products marketed by the Bank, from January 1999 until January 2006, and to whom the Bank did not disclose what allegedly should have been

disclosed. The Bank has filed its response to the petition for the approval of the claim as a class action.

F. On 12 September 2006, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim B.M. and Israel Discount Bank Ltd. The amount claimed in the class action for which approval has been requested is NIS 7 billion, while in the body of the claim, it is contended that the damage to the claimed group amounts to NIS 10 billion. No specific sum of the amount of the claim has been clearly attributed to each respondent. According to the petitioner, the respondent banks charged their customers with interest for unlinked shekel credit, a commission for credit allotment and fixed management fees with regard to debitory current accounts at identical rates and amounts, as a result of price coordination and a restrictive arrangement, which are prohibited under the Restrictive Trade Practices Law. The remedy requested by the petitioner is refund of the alleged over-charging to the respondents' customers, who took unlinked shekel credit or a "retroactive reduction" of the said interest and commission rates that the respondent banks collected during the past decade. The Bank has filed its response to the petition for the approval of the claim as a class action.
On 21 January 2008, the Tel Aviv District Court granted the petition, and approved the pursuance of the claim as a class action. The Bank has submitted a petition for leave to appeal the ruling to the Supreme Court.

G. On 31 January 2007, a petition to approve a class action was filed in the Tel-Aviv-Jaffa District Court against the Bank, as well as against Israel Discount Bank Ltd. and the First International Bank of Israel Ltd. One of the petitioners is, he alleges, a member of provident funds which he claims are managed by the Bank and are under its ownership. The said petitioner alleges that the commissions being paid by the provident funds to the Bank in respect to transactions in securities are "excessive." He claims that he and the other fund members have suffered damage in the amount of commissions that were paid that were beyond the "reasonable and acceptable commissions that should have been paid." The amount being claimed in the class action from all of the respondents is NIS 200 million. The petitioners are requesting various remedies, including the determination of a ceiling for commissions in accordance with "an appropriate rate," as well as an order that the Bank restore to the funds all of the commissions that it over-charged them, together with appropriate interest. The Bank has filed its response to the petition for the approval of the claim as a class action.

H. On 23 November 2006, a claim and a petition to approve the claim as a class action were filed in the Jerusalem District Court against the Bank and against Bank Hapoalim B.M. and Israel Discount Bank Ltd. The petitioners allege that in respect to credit to the households sector, the banks collect interest at a rate that is much higher than that collected from the commercial sector and from the corporate sector, this in spite of the fact that the risk in extending credit to the households sector is significantly lower than the risk for those sectors, and that this excessive interest rate derives from the exploitation of the low level of bargaining power of the households sector and from the monopolistic power of the respondents. The petitioners allege that this is an infringement of the Restrictive Trade Practices Law, 1988, which prohibits a monopolist from abusing its position in the market, and that there is a real fear that the lack of competition among the respondents, regarding all matters concerning the households sector, is the result of a restrictive arrangement among the parties.

The petitioners also allege that the interest rate was determined while misleading the consumers regarding the usual price for credit service to the households sector, contrary to the provisions of the Consumer Protection Law, 1981 and the Banking (Service to Customer) Law, 1981.

The petitioners allege that the damage caused to them and the members of the group is the result of the multiple of (1) the gap between the interest rate effectively collected and the fair interest rate that would have been established for loans to the households sector in a competitive market, (2) the amounts of credit that each of the petitioners and members of the group took during the seven years preceding the filing of the claim.

The damage alleged by them is NIS 5.6 billion according to one method, and NIS 5.2 billion according to a second method. Of this amount, the estimated damage attributed to the Bank's customers is at least NIS 1.6 billion. The Bank filed its response to the petition for the approval of the claim as a class action. The court granted a petition filed by the Bank for a stay of these proceedings and ordered they be stayed until the Supreme Court renders a decision regarding the petition for leave to appeal filed by the Bank with respect to the approval as a class action of the claim described in paragraph F above.

I. On 31 January 2008, 260 identical claims were filed in the Tel Aviv-Jaffa Magistrate's Court against the Bank and receivers that were appointed by the court. The amounts of the claims vary from some NIS 787,000 to some NIS 1,350,000. Pursuant to the Court's ruling, the proceedings for all the above-mentioned claims were combined, and they will be heard as one claim. The total amount of the claims is some NIS 270 million. The plaintiffs are the purchasers of vacation apartments in the Nofit Hotel in Eilat. According to the plaintiffs, the Bank and the receivers were negligent in supervising the project and refrained from paying for guarding it, and as a result, the plaintiffs suffered significant damages, including a decline in the value of the apartments. These claims are in addition to five other claims that have filed against the Bank on the same ground, and which are being heard separately. The total amount of all the claims in connection with this project is some NIS 288.6 million.

J. On 1 April 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, additional banks, and entities that purchased the control of the mutual fund managers from the banks. The amount claimed against the Bank is estimated by the petitioners at some NIS 131 million.

The petitioners claim that they held and hold mutual fund units that were managed by fund managers controlled by the Bank. According to the petitioners, the Bank, beginning in 2004, charged the fund managers it controlled brokerage commissions with respect to the execution of securities and foreign currency transactions, at a rate higher than the rate it charged other entities, and in doing so, it acted unlawfully.

According to them, although during 2006 the Bank sold its holdings in the fund managers to third parties, it continues to provide the same services to the mutual funds in exchange for even higher commissions than those charged prior to the sale of the control. The continued provision of the said services suggests that the Bank and the purchasers of the control of the fund managers had agreed that in exchange for a reduction in the price paid for mutual fund managers, the Bank would continue to provide the trading services that it had provided prior to the sale, in exchange for the high commissions that had been charged up until the sale – a matter which removes all substance, they allege, from the sale of the control of the fund managers.

The petitioners argue that they and the other holders of mutual fund units that were or are under the Bank's control have suffered damages that reflect the reduction in the value of the mutual fund units due to the alleged over-charging. The Bank has filed its response to the petition for the approval of the claim as a class action.

4. In addition, there are legal claims pending against the Bank, including petitions for approval of class actions, as detailed below. In the opinion of the Management of the Bank, based on legal opinions with regard to the chances of these legal proceedings, it is not possible at this stage to estimate the chances of the claims and therefore no provision has been recorded in respect thereof. The following are the details of the legal claims:

A. On 26 June 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, for a claim in the amount of NIS 200 million. The plaintiff claims that the Bank charges its customers securities deposit management fee commissions which are higher than agreed, each time a low volume partial sale of a specific share takes place during a single quarter, for which

a commission is paid on the execution date at the minimum rate established in the Bank's price list, and in addition a management fee commission is paid at the end of the quarter for shares that were not sold. Therefore, each time the plaintiff carried out a low volume partial sale of a particular share for which the commission was less than the minimum, the Bank charged the customer with the minimum commission as well as the management fee commission collected at the end of the quarter, with the aggregate amount of the two commissions being higher than the agreed maximum management fees that the Bank was entitled to collect. The plaintiff claims that the Bank was required to deduct the minimum commission collected at the time of the partial sale from the total amount of the management fees. The plaintiff also argues that the Bank's documents and announcements do not reflect the amounts of the management fee commissions that are actually charged during a single quarter.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

B. On 11 October 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, in the amount of some NIS 435 million. The plaintiffs claim that the Bank collects management fees for securities deposit accounts, in the minimum amount of NIS 5.5, for securities that are bought and sold on the same day, even if they are held for only one hour; that the Bank unilaterally cancelled an exemption from the management fee that the Bank is required to give, the plaintiffs claim, regarding the purchase of certain mutual funds through monthly standing orders; the Bank collects a commission for the buying and selling of securities at the minimum rate, without providing a 20% discount which is given, according to the Bank's representations, in respect of buying and selling commissions regarding transactions carried out through the Internet; when a national sale of securities was carried out by customers during the month of December 2005 (in anticipation of the rise in tax rates for capital market transactions at the beginning of 2006), the Bank did not – according to the plaintiffs – treat the management fees that it had collected as a deductible expense for the customer when calculating the applicable tax. The plaintiffs further contend that if a security is sold during a particular quarter and the customer is charged with a minimum securities management fee, such fee should be deducted from the minimum management fee that the bank charges for that quarter, and the Bank does not do so; that the Bank charged an exorbitant penalty for withdrawing funds from deposits other than at the set exit dates of the deposits and that such fines reduced accumulated interest and principal; that with regard to daily deposits of the *Pidyom* type, the Bank rounds up the interest to a full *agora* each day, which the plaintiffs argue is in violation of Bank of Israel directives according to which the rounding up is to be done only once; that the Bank does not consolidate a single customer's shekel deposits which are of the same type and for the same period, and that the customer suffers loss by receiving a lower interest rate than would have been received if the Bank had consolidated the deposits.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

C. On 3 April 2008, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court (sitting as an Administrative Court) against the Bank, Bank Hapoalim and Israel Discount Bank. The claim against the 3 banks is estimated at some NIS 84 million. The plaintiffs claim that the Banks are unjustly enriching themselves and receiving significant profits from the interest accumulated with them on the taxes they collect from their customers by withholding such taxes at source upon the sale of securities, the sale of shekel deposits and the sale of mutual fund units and from any "other income" in accordance with the provisions of Section 164 of the Income Tax Ordinance and/or the in accordance with the Income Tax (Withholding from Proceeds, from a Payment or from a Capital Gain Upon the Sale of a Security, the Sale of a Mutual Fund Unit or a Futures Transaction) Regulations, 2002. The plaintiffs claim that the banks collect the tax amounts on the date of the sale of a security deposit or mutual fund unit, but that they only transfer these tax amounts to the Tax Authority on the 15th of the month. They contend that the interest that enures from the retention of the tax amounts by the banks constitutes unjust enrichment on the part of the banks, vis-à-vis the customers from whom the taxes are collected.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this preliminary stage to estimate the chances of the petition.

D. On 6 May 2008, a claim and a petition to approve it as a class action were filed in the Tel Aviv-Jaffa District Court. According to the plaintiff, the Bank charges its customers' accounts with the legal expenses incurred in handling such customers' debts, without obtaining the approval of any legal tribunal, and in violation of the directives of the Supervisor of Banks – "Proper Banking Management Directives – Charging Customers for Attorneys' Fees." Additionally, when the Bank charges its customers' accounts with the legal expenses (both those approved by a legal tribunal and those that have not been so approved), the Bank collects interest on such expenses at the interest rate applicable to the account (which in many cases is interest on arrears) and not at the interest and linkage rates which the Bank is permitted to collect in accordance with the Adjudication of Interest and Linkage Law, 1961. The requested remedy is the reimbursement of all excess amounts charged by the Bank, without an indication of the amount, although it is alleged that "this is vast amount." The lawsuit is filed in the name of all the Bank's customers whose accounts were charged with legal expenses during the seven years preceding the filing of the petition to approve the class action.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

E. On 14 May 2008 a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank and against Bank Hapoalim (the "Banks"). The petitioner alleges that he maintains current accounts at these banks and that no interest has been paid to him in respect of the periods during which there was a credit balance in the accounts. The petitioner further claims that it was not explained to him that there is an investment channel which can produce daily interest in respect of amounts held in credit in his accounts. The Banks' alleged behavior constitutes, according to the petitioner, a violation of several legal provisions, including the Restrictive Trade Practices Law, the Trusts Law, the Custodians Law, the Unjust Enrichment Law, the Banking Ordinance and the Banking (Service to Customer) Law. The group in whose name the claim has been filed and which the court is being asked to approve consists of anyone who has been a customer of the Banks and who, at any time during the 7 years preceding the filing of the claim, had a credit balance in a current account with respect to which no interest was paid. The amount of the alleged class action is estimated by the petitioner at NIS 3.4 billion, and while the claim does not specify what amount of damage is attributed to each of the Banks. However, the opinion attached to the petition for approval, which presents the manner in which the alleged damage was calculated, indicates that the part of the damage attributed to the Bank is NIS 1.69 billion.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

5. The following are details of petitions for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, and in reliance on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisers as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

A. On 21 June 2000, a petition for approval of a class action was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court based on the Banking (Service to Customer) Law, 1981, Regulation 29 of the Civil Procedure Regulations, 1984, and the Supervision of Insurance Practices Law, 1981. The amount of the claim for which approval as a class action has been requested is estimated by the petitioners at some NIS 100 million.

The petitioners, who took out loans from Leumi Mortgage Bank, are making claims regarding the value of buildings for purposes of property insurance in the framework of loans taken from Leumi Mortgage Bank. According to the petitioners, Leumi Mortgage Bank or its representative

prepared an excessive valuation of the buildings, resulting in overpayment of premiums by Leumi Mortgage Bank customers. The petitioners contend that this was also done in their case. In accordance with the decision of the District Court, the hearing on the claim has been stayed until the appeals regarding the matter reviewed in Note 6A below are decided.

B. On 7 July 2003 a petition for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking (Service to Customer) Law, 1981, and Regulation 29 of the Civil Procedure Regulations, 1984.

The petitioner claims that he received a loan from Leumi Mortgage Bank; according to the law, Leumi Mortgage Bank was required to stamp the loan documents; Leumi Mortgage Bank charged the petitioner a higher amount than the legally required stamp duty, which was calculated according to the total amount of the loan repayments, including interest in respect thereof, over the entire loan period; the correct amount of stamp duty should have been calculated according to the amount of the loan, without taking interest into account; Leumi Mortgage Bank made misleading representations to the petitioner, according to which the stamp duty that was required from the petitioner was the legally required amount.

The relief requested is for the refund, by Leumi Mortgage Bank and the Director of Stamp Duty, to the group of petitioners, of the difference between the actual stamp duty and the amount claimed by the petitioner.

The petitioner estimates the amount of the claim in the class action for which approval is being sought to be some NIS 100 million.

The hearing of the case has been combined with similar petitions which have been filed against additional banks.

On 13 March 2008, pursuant to the parties' agreement, the plaintiffs in the combined suits filed a motion to withdraw the petitions to approve the class action and to withdraw the claims themselves, and the Court approved their motion.

C. On 2 December 2006, a petition to approve a class action was filed in the Tel Aviv - Jaffa District Court against Leumi Mortgage Bank and against the Migdal Insurance Company Ltd. ("Migdal") regarding the payments of partial life insurance compensation. The estimated amount for the class action, as claimed by the petitioner, is NIS 150 million.

The petitioner and her deceased spouse took out a loan from Leumi Mortgage Bank. According to what is alleged in the request: borrowers who took out a loan from the Leumi Mortgage Bank were able to join a life insurance arrangement for borrowers, in which the insurer was Migdal; numbered among the borrowers who joined the said life insurance are borrowers who, when an insurance event occurred, received partial insurance compensation at a rate lower than the amount of the insurance and of the balance of the loan; contrary to the amount actually paid, Leumi Mortgage Bank and Migdal had promised to pay such insured-borrower parties, "insurance compensation at the level of the loan balance due or at the level of the amount of insurance (the lower of them)" - so alleges the petitioner.

A preliminary hearing of the petition to approve the class action has been set for 15 June 2008.

6. In addition, the petitions for approval of class actions set out below are pending against Leumi Mortgage Bank. In the opinion of the Management of the Bank, in reliance on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of the legal advisors of Leumi Mortgage Bank with regard to the chances of these legal proceedings, it is not possible at this stage to estimate their chances and therefore no provision has been recorded. The following are details of the legal proceedings:

A. On 17 July 1997 a petition for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life insurance and property insurance commissions. Each of the petitioners took out a loan from one of the respondent mortgage banks. According to the petitioners, in the context of taking out the loan, they were included in life insurance or property insurance policies taken out through the respondent banks and, according to their assertions, part of the insurance premiums illegally reached the respondent banks.

On 17 November 1997 the Court ruled that the claim could not be heard as a class action according to the Banking (Service to Customer) Law, 1981, and the Restrictive Trade Practices Law, 1988. Accordingly, the Court struck off the monetary claim.

Nevertheless, the Court decided that the claim could be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, but only with regard to the claim for declaratory relief relating to causes of action that had arisen before 10 May 1996. The Court ruled that the causes of action that could be heard in this framework related to the "restrictive arrangement and various insurance issues."

Appeals to the Supreme Court submitted against this decision by Leumi Mortgage Bank, all the other respondent mortgage banks and the petitioners are pending. Pursuant to the decision of the Supreme Court, the District Court's decision was stayed. Accordingly, the claim will not be determined until the Supreme Court rules with regard to all the appeals.

On 1 September 2005 the Supreme Court handed down a judgment in which it was determined, in short, that although it was possible to utilize interpretive means to convert Regulation 29 into an instrument for submission of class actions, such utilization was not appropriate at that time, mainly because of the legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published.

In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, it is not possible at this stage to estimate the chances of the appeals.

B. On 10 June 2003, a petition for approval of a class action was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank regarding alleged over-charging of borrowers who took out loans at variable interest. Although the petition and the attached claim are stated unclearly, it appears that (at least partial) overlapping exists regarding the arguments underlying the other proceeding concerning the approval of a class action which was filed against Leumi Mortgage Bank and which was denied by the court, and regarding the requested relief and the group of petitioners to be represented.

The amount of the class action whose approval is requested is estimated by the petitioners at some NIS 90 million.

In light of the (at least partial) overlapping between the petition for approval of the class action reviewed here and the other petition for approval of a class action mentioned above, it was agreed between the parties to stay the proceedings in the claim until after clarification of the appeal filed against the denial of the petition for the approval of the other claim. The Court was informed of this agreement and, accordingly, a response has not yet been submitted to the petition for approval of the class action.

The appeal against the denial of the petition for approval of the other class action was dismissed, and the petitioner in this proceeding is therefore entitled to renew the proceedings in this petition for the approval of a class action.

In the opinion of the Management of the Bank, based on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, in light of the preliminary stage of the proceedings, the chances of the claim cannot be estimated.

C. On 19 August 2007, a petition to approve a class action was filed in the Jerusalem District Court against Leumi Mortgage Bank, together with the text of a statement of class action claim regarding the joining of an "additional borrower" to a portion of the loans granted by Leumi Mortgage Bank. The amount of the class action is estimated, according to the petitioners, at over NIS 5 million.

The petitioners are claiming that Leumi Mortgage Bank demanded the joining of an "additional borrower" within the framework of a loan taken out. According to the petitioners, the additional borrower is not a borrower at all but a fiction and in fact he is a guarantor of the loan. The petitioners claim that, if the person joined as an "additional borrower" was actually joined as a guarantor of the loan, he would not have been required to take out life insurance for the purposes of the loan, as he was required to do in practice.

The petitioners are requesting the approval of a class action on behalf of all people who were classified as "additional borrowers" by Leumi Mortgage Bank, who have no rights to the pledged property and who, in connection with the loan, were required to take out life insurance and pay insurance premiums in respect thereof, either directly or through the principal borrowers, during the seven years prior to the filing of the petition.

The petitioners are requesting the reimbursement of insurance premiums that were paid as mentioned, and an order instructing Leumi Mortgage Bank to cancel the requirement to take out life insurance, and the pledging thereof with regard to the additional borrowers who are members of the group.

According to Management of the Bank, in reliance on the opinion of management of Leumi Mortgage Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the chances of the claim.

7. Amendment of the Banking (Service to Customer) Law regarding Commissions

Further to the information provided in their Annual Report regarding the above-mentioned subject, the Bank and its subsidiaries are continuing to prepare for the entry into force of the Banking Rules (Service to Customer) (Commissions) published in January 2008 by the Governor of the Bank of Israel.

On 5 May, 2008, the Knesset Economics Committee confirmed that the Rules would take effect on 1 July 2008.

In early May, in accordance with the Supervisor's instructions, Leumi submitted to the Bank Supervision Department its new price list for individual and small business customers (the "New Price List"), which includes the rates that Leumi has determined.
The New Price List has reduced from 198 to 72 the number of commissions to be charged with respect to the relevant chapters of the price list (i.e., the list's first six chapters) and to the relevant population – i.e., individuals and small businesses.

As the Law provides, its purpose was to establish a new price list for individuals and small businesses. In establishing this price list, "the Governor of the Bank of Israel will take steps to make a fair and comprehensive presentation of the commissions, with the objective of ensuring that customers can compare the cost of managing an account and of means of payment." The legislation followed upon the establishment of a Parliamentary Committee of Inquiry regarding Bank Commissions, - a committee whose letter of appointment indicated that its main purposes were the creation of transparency in the system of commissions and to make that system comprehensible to the customers, as well as to increase competition between the banks.

Leumi estimates that, in light of the circumstances currently known to it, the effect on the Group's income, in annual terms, will not be material. This evaluation is based on estimations, evaluations, and various assumptions, and the Bank is continuing to examine the implications of the legislation.

8. Paz Oil Company Ltd

A. Leumi Real Holdings Ltd. holds 15.75% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the Board of Directors. As from 1 January 2007, the investment is presented on the equity basis (until that date, the investment was presented as part of available-for-sale securities).

The recording of the investment on the equity basis was carried out on the basis of the cost paid. Surplus costs will be attributed in part to real estate and in part to goodwill, which will be written-off over ten years, in accordance with directives of the Supervisor of Banks.

In a letter dated 3 July 2007, the Bank of Israel notified the Bank that Paz is considered to be a conglomerate, as detailed in Note 10 below.

B. Legal claims have been made against Paz and its consolidated companies, including class actions, and there are current legal proceedings concerning supervision by governmental authorities and other outstanding matters relating to the fuel and gas markets and infrastructure installations. With regard to these claims, in the estimation of Paz, based on opinions of its legal, professional and other advisors, it is not possible to estimate at this stage the effect, if any, of such on the financial statements, and therefore no provision has been made in their respect.

For further details of these proceedings, see the Paz financial statements as of 31 March 2008.

9. Israel Corporation Ltd.

Legal claims been made against certain consolidated companies of the Israel Corporation Ltd. contending that personal and property damage caused to the plaintiffs resulted from the pollution of the Kishon River. The plaintiffs contend that the above-mentioned consolidated companies took part in this process. Claims have also been made regarding the demand of the Ministry of Environmental Protection that they bear the costs of removing polluting sediments from the Kishon River.

The managements of the above companies, based on the opinions of their legal advisers, cannot estimate the amount of the exposure from the said claims and demand, if any, and therefore no provision has been made in this regard in the financial statements of the Israel Corporation Ltd. and of its consolidated companies.

A consolidated subsidiary of the Israel Corporation is dependant on receiving services from infrastructure companies in order to carry on its activities.

For further details of these matters, see the Israel Corporation Ltd.'s financial statements as at 31 March 2008.

10. a. Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in section 24A that a banking corporation is entitled to hold means of control in only one conglomerate (a "non-banking holding corporation") (a corporation whose capital exceeds some NIS 1,831 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd.

The Paz financial statements for the first quarter of 2007, in which new accounting standards were

implemented, indicate that the shareholders' equity of Paz exceeds the minimal amount of capital in the definition of a conglomerate (a non-banking holding corporation).

Prior to the publication of the said financial statements, discussions had already been held between the Bank and the Bank of Israel with regard to the interpretation of the Banking Law relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of Israel notified the Bank, in its letter of 3 July 2007, that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy. Therefore, according to the Bank of Israel's position, Paz is a conglomerate under the Banking Law.

As a result, and in accordance with the Bank of Israel's notification of 3 July 2007, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation, by 30 June 2009. The Bank has announced that, following discussions in August 2007 regarding the holdings of the Bank in non-banking holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends to attempt to sell its holdings in Paz (15.75% of the share capital and voting rights – 15.63% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

b. Migdal Insurance and Financial Holdings Ltd.

The Bank holds 9.98% of the issued and paid-up share capital of Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings"), the controlling shareholder of Migdal Insurance Company Ltd., following the sale by the Bank in March 2006 of shares constituting 10% of the share capital of Migdal Holdings (the "Balance of the Holdings").

According to the Bank of Israel's interpretation of the Banking (Licensing) Law, with which the Bank disagrees, the Bank is also required to sell the Balance of the Holdings in Migdal Holdings, which, pursuant to the said law, is considered a "non-banking holding corporation".

It should be noted that pursuant to legislation enacted following the capital market reform, the Bank may hold 5% of the share capital of an insurance company, and 10% of the share capital of a corporation that controls an insurance company.

The Supervisor of Banks has granted a permit to the Bank to hold the Balance of the Holdings until 31 December 2008. In addition, the Supervisor has noted in said permit that that should a memorandum for the amendment of the Banking (Licensing) Law be submitted by said date, whereunder an insurance company will be excluded from the definition of a "real (non-banking) holding corporation", his position in this regard will be reconsidered.

11. Measurement and Disclosure of Impaired Debts, Credit Risk and Provisions for Credit Losses

On 31 December 2007, the Supervisor of Banks' Department published to the banking corporations a circular amending the directives regarding public reporting, on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk and Provision for Credit Losses." The directive is based on US accounting standards (FAS Standards 114 and 118), US banking regulatory provisions, and the directives of the SEC dealing with banks. It also matches the reports of US banks. The provisions included in the circular constitute a significant change as compared with the existing provisions regarding classification of problem loans and the measurement of provisions for loan losses in respect of such debts.

The main changes included in the directive are:

a. New categories of problem loans are set out, which are defined as impaired debts, including:

- credit in respect of which the banking corporation cannot collect the entire amount due, according to the contractual terms of the loan agreement,
- a problem loan whose terms have been modified within the framework of a restructuring,
- a loan whose principal or interest has been in arrears for 90 days or more, unless such is well secured and also in the process of collection proceedings,
- a loan in a current or debitory account where the customer's account has been charged with additional excess interest and a special handling commission for a debitory or current account which has deviated from a credit line (as described in section 4(c) of Proper Banking Management Directive No. 325).
- further, credit which is insufficiently protected by the present established value and the debtor's ability to pay or by the pledged collateral, and regarding which there is a clear possibility that the banking corporation will suffer some loss if the deficiencies are not remedied, is defined as an inferior credit risk.

b. Banking corporations are required to maintain a provision for credit losses at a level which is sufficient to cover the expected credit losses relating to the banking corporation's credit portfolio, including for off-balance sheet credit risk.

   The provisions for credit losses will include:

   - A specific provision for credit losses for each debt whose contractual balance is above NIS 1.0 million or more, and any other debt identified for specific consideration by the banking corporation.
     The provision will be based on the measurement of the debt's reduced value, based on the present value of the expected cash flows, discounted at the debt's effective interest rate; or where a debt is dependent on collateral or where the seizure of a property is anticipated, based on the fair value of the collateral pledged to secure such credit.
   - Group provisions for credit losses – for large groups of relatively small and homogeneous debts, the fall in value of which is examined on a group basis, and for debts that have been separately examined and found not to be impaired.

   Measurement of credit losses will be carried out based on past credit loss rates for each homogeneous group. The estimates of credit losses are to be documented.

c. No interest income is to be recorded for impaired debts (This does not relate to increments for CPI linkage or foreign currency linkage which are added to the principal).

d. A change regarding the requirements for writing off debts:

   - Any part of a debt whose collection is dependent on collateral, which exceeds the collateral's fair value and is identified as uncollectible, is to be written off immediately in the accounts.
   - Generally, specific provisions are to be written off after two years.
   - Group provisions for credit losses - debts that are in arrears for over 150 days are to be written off.

e. The qualitative and quantitative disclosure requirements for financial statements with respect to problem loans have been expanded.

f. Detailed requirements have been laid down for preparing guidelines to ensure a methodical process for establishing the provisions for credit losses, which are to be consistently applied, for documentation required to support the credit process and for internal controls for the methods and processes that are established.

g. The directive will be implemented in the financial statements as from January 1, 2010. The directive will not be implemented retroactively in the financial statements for previous periods. Transitional adjustments arising from the adoption of the directive as of January 1, 2010 will be included directly

in surplus in the shareholders' equity item. At the time of the first implementation, the following, *inter alia,* will be required:

- To write off, in the accounts, any debt which at that date meets the conditions for being written off in the accounts.

- To classify as requiring special supervision, substandard or impaired, any debt which meets the conditions for such classification.

- To cancel all interest income which has accumulated but not been paid for any debt which at that date meets the relevant conditions.

- And to examine the need for adjusting the balance for current taxes and deferred taxes to be received or paid and adjustments for the balance of the provisions for credit losses for credit to the public and for credit and off-balance sheet products as at 1 January 2010.

A steering committee has been appointed as part of the Bank's preparations for the implementation of the above-mentioned directive. The committee's members include representatives of the business divisions, and the accounting and computerization functions. Sub-committees have been set up to deal with the establishment of work methods and with the directive's requirements.

The modification of the computer systems has begun, a project which involves material changes in the information systems in order to carry out the required processes.

The Supervisor of Banks has not yet decided whether if, upon the directive's implementation, there will still be a requirement to make a supplementary provision for unidentified risks in the credit portfolio which are based on risk characteristics in the credit portfolio in accordance with the provisions of Proper Banking Management Directive No. 315. The Supervisor has also not yet decided how to deal with the banks' existing general provision. The total general and additional provisions as at 31 March amounted to NIS 850 million, of which the Bank - NIS 584 million.

It is not possible at this stage to estimate the implications for the Bank's future financial results of the implementation of the directive when it is adopted.

12. Income Tax (Adjustments for Inflation) (Amendment No. 20) Law, 2008

On 26 February 2008, the Knesset approved an amendment to the Income Tax (Adjustments for Inflation) Law, 1985. The amendment restricts the application of the law to the years 1985-2007, and lays down transitional provisions regarding the end of its application.

In accordance with the Amendment, calculation of the adjustment of income to a real measurement basis for tax purposes will no longer be made beginning with the 2008 tax year. Additionally, the linkage to the CPI of depreciation amounts for fixed assets and of losses taken forward for tax purposes has been ended, such that these amounts will be adjusted up to the CPI as of the end of 2007.

The Bank estimates that, on the basis of the capital eligible for protection as at 31 December 2007, each change of 1% in the CPI will affect the Group's tax expenses by some NIS 47 million, net.

13. Amendment to the Value Added Tax Law (Amendment No. 35)

Amendment No. 35 to the Value Added Tax Law, which was approved by the Knesset on 26 February 2008, determines that salary tax paid by a financial institution will be recognised as an expense for the purposes of the calculation of profit tax, and also makes the employer's portion of National Insurance payments subject to salary tax.

The amendment came into effect as from 1 January 2008. In 2008, half of the employer's portion of National Insurance payments will be subject to salary tax, and half the salary tax paid will be recognized as an expense for purposes of the profit tax calculation.

In the Bank's estimation, the amendment to the law will reduce the current net tax charge of the Group for 2008 by some NIS 13 million, and by some NIS 26 million per year beginning from 2009.
In addition, deferred taxes have been calculated on the basis of the above-described Amendment. The impact of the change on the consolidated Financial Statements as at the beginning of 2008 is a reduction of the expense for tax on income, in the amount of some NIS 37 million.

14. Property of Holocaust Victims

In January 2005, the Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims (the "Committee") published its concluding report. The report indicates that assets of Holocaust victims that had been deposited with the Anglo-Palestine Bank were transferred, pursuant to provisions that were in force at the time, to the British government's Custodian of Enemy Property, to the Israeli Custodian of Enemy Property, to the Administrator General, or were returned to those entitled to them. Nevertheless, the report recommended that the funds be revalued, together with retroactive linkage differentials, for the period in the past during which they were held by the Bank.

On 3 January 2006, the Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006 (the "Law") came into effect. The Law provides that a party who holds, in Israel, assets of Holocaust victims (as such terms are defined in the Law) must transfer them to the Tracing and Return of Property of Holocaust Victims Company Ltd. (the "Company"), which was established pursuant to the provisions of the Law, together with linkage differentials and interest in amounts determined by a special revaluating committee. The revaluating committee's report was delivered to the Bank, and appropriate provisions were made, as estimated by the Bank.

At the beginning of July 2007, the Bank appointed the Honorable Supreme Court Justice (ret'd) Theodore Orr as an external examiner to carry out an independent and impartial investigation of the Bank's obligations pursuant to the Law, if any, and of the Bank's conduct regarding the assets of Holocaust victims, as such are defined in the Law. The Bank announced that it would provide the examiner with any assistance required.

Additionally, out of sensitivity to public sentiment and to demonstrate its goodwill, the Bank transferred the sum of NIS 20 million to the Company, to be used for making payments to the heirs of victims and to survivors during their lifetime, in accordance with the provisions of the Law and pursuant to appropriate criteria to be established by the Company, as required by the Law.

The Bank has notified the Company that if it is determined that the Bank is not obligated to make any payments whatsoever (which is the Bank's position), or that it is required to make a payment which is lower than that which has been paid, any balance of the amount will be considered to be a donation to be used for the above purposes. If it is determined that the Bank is required to pay amounts to Holocaust survivors or to the heirs of Holocaust victims which are higher than the amount that has been paid, then the Bank will set off the payment made (linked to the CPI and bearing interest) against the amount of the liability.

On 4 March 2008, the Bank received a first request from the Company for the payment of a revalued amount of some NIS 148 million, which the Company claims the Bank is required to transfer to it according to the Law. The Bank's examination of the Company's request is at an advanced stage and will be concluded shortly. At this stage, the Bank estimates that no additional provision in respect of this request will be necessary.

15. In March 2008, the Bank received a letter from the Antitrust Authority stating that the General Director is currently examining the possibility of exercising her authority according to section 43(a)(1) of the

Restrictive Trade Practices Law, 1988, and to determine that restrictive trade agreements existed between Bank Hapoalim B.M., Israel Discount Bank Ltd., United Mizrahi Bank Ltd., The First International Bank of Israel Ltd. and the Bank, regarding the transfer of information relating to commissions.

The General Director has permitted the banks to express their positions in writing by 30 June 2008. The bank has requested a further extension.

The Bank is currently examining the notice of the General Director, and the steps to be taken in this regard.

16. Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. (Of these, 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 were allotted to the CEO.)

The said options are subject to all the provisions of the Outline, including:

1. The options were exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts being linked to the CPI), bonus shares and the bonus element of rights issues, should there be any. The adjusted exercise price as at 31 December 2007 and as at 31 March 2008 was NIS 11.27 and NIS 10.32, respectively.

The exercise date for the first tranche of the options was in the first quarter of 2008, as well as the beginning of the exercise period of the second tranche. The average exercise price was some NIS 10.34.

The following are the details of the movement in the options during the years 2006-2008:

	Number of options
Allotted during 2006	84,853,960
Cancelled during the year	(466,133)
Total options in circulation at 31 December 2006	84,387,827
Cancelled during the year	(791,878)
Total options in circulation at 31 December 2007	83,595,949
Exercise of first tranche	(41,723,516)
Cancelled during the year	(150,866)
Partial exercise of second tranche to 31 March 2008	(6,087,155)
Total options in circulation at 31 March 2008	35,634,412

From the balance sheet date and up to 20 May 2008, a further some 6,017,447 options were exercised.

In the context of the exercise of the options during the first quarter of 2008, as stated above, 47,810,671 shares were issued to Bank employees for consideration of NIS 494 million.

17. Post Balance Sheet Events

a. Pledge in favor of the Bank of Israel

On 21 May 2008, the Bank signed a debenture pursuant to which it granted a first degree floating charge in favor of the Bank of Israel, on its rights to receive amounts and monetary shekel payments that are due, and that will be due to the Bank from time to time, from customers who are corporations (established according to the laws of the State of Israel), who are not in arrears with their repayments to the Bank of credits received from it, and where the average lifespan of the credit does not exceed three years, that were granted and that will be granted to these customers by the Bank. The charge is in an amount equal to the level of the amounts secured by the debenture, from time to time, up to an amount of NIS 1.1 billion.

b. Allotment of Leumi Card shares to Canit – Investment and Finance Management Ltd. ("Canit")

On 21 May 2008, the Board of Directors of the Bank resolved to approve a transaction, pursuant to which Leumi Card would allot to Canit shares of Leumi Card constituting 20% of the issued and paid-up share capital of Leumi Card, for consideration of NIS 360 million to be paid to Leumi Card. On 26 May 2008, this transaction was executed and completed and the consideration was transferred to Leumi Card.

Canit was granted regular minority protection rights as part of the transaction, and the right to appoint two directors. In addition, Leumi Financial Holdings Ltd. (a subsidiary of the Bank and the sole shareholder of Leumi Card) received various rights which are regularly granted upon a sale or the introduction of a partner.

The estimated net profit to the Bank arising from the said allotment is some NIS 244 million.

c. Hot – Cable Communications Systems Ltd.

On 4 May 2008, the Bank signed an agreement with Netvision Ltd. ("Netvision") for the sale of a parcel of shares in Hot – Communications Systems Ltd. ("Hot") held by the Bank (some 15% of the issued and paid-up share capital of Hot), for a consideration of some NIS 480 million. Approximately two thirds of the consideration will be paid on the date of completion of the transaction, and the remaining approximately one third will be paid, with interest, within 18 months of the date of the completion. To secure the delayed payment, the approximately one third of the shares being sold will be pledged in favor of the Bank, with no additional right of recourse against Netvision.

The estimated after tax net capital gain on the payment of the first part of the consideration (approximately two thirds) is some NIS 30 million, and on payment of the second part of the consideration (approximately a third) – an additional amount of some NIS 15 million.

Completion of the transaction is expected to be carried out by no later than 15 August 2008, and is dependent on the fulfillment of the following conditions precedent by such date:

a) Non-exercise of first refusal rights, regarding the purchase of the shares being sold, by the shareholders of Hot who are entitled thereto.

(b) Receipt of all legally required permits for the purchase of the shares being sold.

Securities
Reported Amounts

	31 March 2008 (Unaudited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
1. Debentures held to maturity:					
Debentures and bonds					
Government of Israel	844	844	27	-	871
Foreign Governments	505	505	7	-	512
Other companies	-	-	-	-	–
Total debentures held to maturity	1,349	1,349	34	-	1,383

	31 March 2008 (Unaudited)				
	Amount in balance Sheet	Amortized cost (in Shares - cost)	Accumulated other comprehensive income		Fair value (a)
			Profits	Losses	
	NIS millions				
2. Securities available for sale:					
Debentures and bonds -					
Government of Israel	8,177	8,040	187	(50)	8,177
Foreign Governments	1,185	1,176	9	-	1,185
Other companies	21,251	22,164	63	(976)	21,251
	30,613	31,380	259	(1,026)	30,613
Shares of other companies and mutual funds (b) (c)	4,175	3,366	917	(108)	4,175
Total securities available for sale	34,788	34,746	(c) 1,176	(c) (1,134)	34,788

	31 March 2008 (Unaudited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
3. Securities held for trading:					
Debentures and bonds					
Government of Israel	5,411	5,316	102	(7)	5,411
Foreign Governments	136	136	-	-	136
Other companies	1,643	1,664	17	(38)	1,643
	7,190	7,116	119	(45)	7,190
Shares of other companies and mutual funds (b) (c)	1,314	1,344	26	(56)	1,314
Total securities available for sale	8,504	8,460	(d) 145	(d) (101)	8,504
Total securities	44,641	44,555	1,355	(1,235)	44,675

Securities
Reported Amounts

	31 March 2007 (Unaudited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
1. Debentures held to maturity:					
Debentures and bonds					
Government of Israel	1,785	1,785	45	-	1,830
Foreign Governments	594	594	-	-	594
Other companies	124	124	207	(8)	323
Total debentures held to maturity	2,503	2,503	252	(8)	2,747

	31 March 2007 (Unaudited)				
	Amount in balance Sheet	Amortized cost (in Shares - cost)	Accumulated other comprehensive income		Fair value (a)
			Profits	Losses	
	NIS millions				
2. Securities available for sale:					
Debentures and bonds -					
Government of Israel	10,079	9,841	283	(45)	10,079
Foreign Governments	6,109	6,209	1	(101)	6,109
Other companies	16,546	16,586	58	(98)	16,546
	32,734	32,636	342	(244)	32,734
Shares of other companies and mutual funds (b) (c)	4,302	3,359	960	(17)	4,302
Total securities available for sale	37,036	35,995	(c) 1,302	(c) (261)	37,036

	31 March 2007 (Unaudited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
3. Securities held for trading:					
Debentures and bonds					
Government of Israel	4,972	4,877	96	(1)	4,972
Foreign Governments	540	540	-	-	540
Other companies	2,154	2,112	47	(5)	2,154
	7,666	7,529	143	(6)	7,666
Shares of other companies and mutual funds (b) (c)	6	6	-	-	6
Total securities available for sale	7,672	7,535	(d) 143	(d) (6)	7,672
Total securities	47,211	46,033	1,697	(275)	47,455

Securities
Reported Amounts

	31 December 2007 (Audited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
1. Debentures held to maturity:					
Debentures and bonds					
Government of Israel	904	904	22	(1)	925
Foreign Governments	551	551	-	-	551
Other companies	126	126	-	(3)	123
Total debentures held to maturity	1,581	1,581	22	(4)	1,599

	31 December 2007 (Audited)				
	Amount in balance Sheet	Amortized cost (in Shares - cost)	Accumulated other comprehensive income Profits	Losses	Fair value (a)
	NIS millions				
2. Securities available for sale:					
Debentures and bonds -					
Government of Israel	8,875	8,855	91	(71)	8,875
Foreign Governments	1,228	1,227	7	(6)	1,228
Other companies	22,989	23,376	43	(430)	22,989
	33,092	33,458	141	(507)	33,092
Shares of other companies and mutual funds (b) (c)	4,436	3,275	1,195	(34)	4,436
Total securities available for sale	37,528	36,733	(c) 1,336	(c) (541)	37,528

	31 December 2007 (Audited)				
	Amount in balance Sheet	Amortized cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair Value (a)
	NIS millions				
3. Securities held for trading:					
Debentures and bonds					
Government of Israel	5,014	4,992	35	(13)	5,014
Foreign Governments	194	194	- -	-	194
Other companies	1,933	1,924	34	(25)	1,933
	7,141	7,110	69	(38)	7,141
Shares of other companies and mutual funds (b) (c)	919	918	28	(27)	919
Total securities available for sale	8,060	8,028	(d) 97	(d) (65)	8,060
Total securities	47,169	46,342	1,455	(610)	47,187

(a) Fair value data are generally based on stock exchange quotations. The value of debentures traded abroad which are not listed on a recognized stock exchange has been determined on the basis of prices quoted by dealers in these debentures. Such quotations do not necessarily reflect the price which will be obtained upon sale of securities in large volumes.

(b) Including NIS 1,118 million with respect to shares which have no readily available fair value, which are presented at cost (31 December 2007 - NIS 972 million). In accordance with Directives of the Supervisor of Banks from July 2003, credit to a certain customer in the communications sector was classified in the balance sheet as an investment in shares in the available for sale portfolio instead of in loans to the public, and shown with a fair value not exceeding the value of the loan.

(c) Regarding securities available for sale, total other income is included in shareholders' equity in the item "adjustments in respect of presentation of securities available for sale according to fair value", except securities intended for hedging for purposes of determining fair value.

(d) Reported in the profit and loss statement.

Securities (Cont'd)
Of which: Asset-backed securities
Reported amounts

	31 March 2008 (Unaudited)				
	Amount in balance sheet	Amortized Cost (in shares - cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)
	NIS millions				
1. Additional details of Asset-backed securities available for sale Mortgage-backed securities (MBS):					
Pass-through securities:					
Securities guaranteed by GNMA	99	98	1	-	99
Securities issued by FNMA and FHLMC	1,335	1,348	4	(17)	1,335
Securities issued by others	13	13	-	-	13
Total	1,447	1,459	5	(17)	1,447
Other Mortgage-backed securities (including CMO and STRIPPED MBS)					
Securities issued by FNMA, FHLMC, or GNMA, or guaranteed by these entities	2,033	2,065	5	(37)	2,033
Securities insured by mortgage-backed securities which where issued by FNMA, FHLMC, or GNMA, or guaranteed by these entities	-	-	-	-	-
Other Mortgage-backed securities	86	104	-	(18)	86
Total	2,119	2,169	5	(55)	2,119
Asset-backed securities (ABS):					
Credit card debtors	115	115	-	-	115
Lines of credit for any purpose secured by dwelling	7	9	-	(2)	7
Credit for purchase of vehicle	143	144	-	(1)	143
Other credit to private persons	27	27	-	-	27
Credit not to private persons	1	1	-	-	1
Others	1,423	1,725	-	(302)	1,423
Of which: CLO	1,086	1,244	-	(158)	1,086
Of which: SCDO	307	449	-	(142)	307
Total	1,716	2,021	-	(305)	1,716
Total Asset-backed securities available for sale	5,282	5,649	10	(377)	5,282

Securities (Cont'd)
Of which: Asset-backed securities
Reported amounts

	31 March 2008 (Unaudited)				
	Amount in balance sheet	Amortized Cost (in shares - cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)
	NIS millions				
2. Additional details of Asset-backed securities held for trading Mortgage-backed securities (MBS):					
Pass-through securities:					
Securities guaranteed by GNMA	1	1	-	-	1
Securities issued by FNMA and FHLMC	7	7	-	-	7
Securities issued by others	-	-	-	-	-
Total	8	8	-	-	8
Other Mortgage-backed securities (including CMO and STRIPPED MBS)					
Securities issued by FNMA, FHLMC, or GNMA, or guaranteed by these entities	49	48	1	-	49
Securities insured by mortgage-backed securities which where issued by FNMA, FHLMC, or GNMA, or guaranteed by these entities	-	-	-	-	-
Other Mortgage-backed securities	163	74	-	(11)	163
Total	212	223	1	(11)	212
Asset-backed securities (ABS):					
Credit card debtors	10	10	-	-	10
Lines of credit for any purpose secured by dwelling	25	27	-	(2)	25
Credit for purchase of vehicle	17	17	-	-	17
Other credit to private persons	1	1	-	-	1
Credit not to private persons	13	13	-	-	13
Others	3	3	-	-	3
Of which: CLO	-	-	-	-	-
Of which: SCDO	-	-	-	-	-
Total	69	71	-	(2)	69
Total Asset-backed securities held for trading	289	302	1	(13)	289

Securities (Cont'd)
Of which: Asset-backed securities
Reported amounts

	31 December 2007 (Audited)				
	Amount in balance sheet	Amortized Cost (in shares - cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)
	NIS millions				
1. Additional details of Asset-backed securities available for sale Mortgage-backed securities (MBS):					
Pass-through securities:					
Securities guaranteed by GNMA	119	119	-	-	119
Securities issued by FNMA and FHLMC	1,563	1,587	1	(25)	1,563
Securities issued by others	114	116	-	(2)	114
Total	1,796	1,822	1	(27)	1,796
Other Mortgage-backed securities (including CMO and STRIPPED MBS)					
Securities issued by FNMA, FHLMC, or GNMA, or guaranteed by these entities	2,324	2,343	2	(21)	2,324
Other Mortgage-backed securities	32	34	-	(2)	32
Total	2,356	2,377	2	(23)	2,356
Asset-backed securities (ABS):					
Credit card debtors	148	149	-	(1)	148
Lines of credit for any purpose secured by dwelling	11	11	-	-	11
Credit for purchase of vehicle	175	176	-	(1)	175
Other credit to private persons	82	82	-	-	82
Credit not to private persons	1	1	-	-	1
Others	1,701	1,822	6	(127)	1,701
Of which: CLO	1,226	1,287	-	(61)	1,226
Of which: SCDO	430	491	5	(66)	430
Total	2,118	2,241	6	(129)	2,118
Total Asset-backed securities available for sale	6,270	6,440	9	(179)	6,270

Securities (Cont'd)
Of which: Asset-backed securities
Reported amounts

	31 March 2008 (Unaudited)					
	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized losses from adjustments to fair value	Fair Value	Unrealized losses from adjustments to fair value	Fair Value	Unrealized losses from adjustments to fair value
	NIS millions					
Additional details of asset-backed securities available for sale which include unrealized losses from adjustments to fair value						
Pass-through (MBS)	**290**	**(10)**	**557**	**(7)**	**847**	**(17)**
Other Mortgage-Backed Securities (including REMIC, CMO and STRIPPED MBS)	**666**	**(35)**	**692**	**(20)**	**1,358**	**(55)**
Asset-backed securities (ABS)	**1,236**	**(247)**	**214**	**(58)**	**1,450**	**(305)**
Total	2,192	(292)	1,463	(85)	3,655	(377)

	31 December 2007 (Audited)					
	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized losses from adjustments to fair value	Fair Value	Unrealized losses from adjustments to fair value	Fair Value	Unrealized losses from adjustments to fair value
	NIS millions					
Additional details of asset-backed securities available for sale which include unrealized losses from adjustments to fair value						
Pass-through (MBS)	248	(2)	1,178	(24)	1,426	(26)
Other Mortgage-Backed Securities (including REMIC, CMO and STRIPPED MBS)	1,239	(13)	775	(10)	2,014	(23)
Asset-backed securities (ABS)	1,395	(111)	497	(19)	1,892	(130)
Total	2,882	(126)	2,450	(53)	5,332	(179

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 31 March 2008			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	**7,250**	**688**	**875**	**8,813**
Provisions during the period	**434**	**96**	**(14)**	**516**
Decrease in provisions	**(184)**	**(68)**	**(11)**	**(263)**
Collection of past years' write-offs	**(9)**	**-**	**-**	**(9)**
Net amount charged to statement of profit and loss	**241**	**28**	**(25)**	**244**
Write-offs	**(212)**	**(19)**	**-**	**(231)**
Balance of provision at end of period	**7,279**	**697**	**850**	**8,826**
Including balance of provision not deducted from credit to the public	**255**	**-**	**116**	**371**

	For the three months ended 31 March 2007			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7,580	675	1,024	9,279
Provisions during the period	101	68	8	177
Decrease in provisions	(68)	(57)	(28)	(153)
Collection of past years' write-offs	(13)	-	-	(13)
Net amount charged to statement of profit and loss	20	11	(20)	11
Write-offs	(90)	(12)	-	(102)
Balance of provision at end of period	7,510	674	1,004	9,188
Including balance of provision not deducted from credit to the public	201	-	120	321

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

Details on housing loans and the method of calculating the specific provision
Reported amounts (Unaudited)

	31 March 2008					
		Problematic debts				
				Specific provision		
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of arrears		Total
	(NIS millions)					
Housing loans that require calculating the provision according to depth of arrears	**26,699**	**643**	**343**	**497**	**-**	**497**
"Large loans" (a)	**5,047**	**126**	**217**	**153**	**-**	**153**
Other loans (b)	**5,734**	**210**	**29**	**47**	**5**	**52**
Total	**37,480**	**979**	**589**	**697**	**5**	**702**

	31 March 2007				
		Problematic debts			
				Specific provision	
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of Arrears (d)	Total
	(NIS millions)				
Housing loans that require calculating the provision according to depth of arrears	26,284	887	319	487	487
"Large loans" (a)	2,407	178	214	136	136
Other loans (b)	4,115	141	34	51	51
Total	32,806	1,206	567	(d) 674	674

(a) Housing loans the balance of each is higher than NIS 808 thousand (31 March 2007 - NIS 782 thousand), including loans for purchase and loans for any purpose that are secured by a mortgage.

(b) Loans for any purpose secured by mortgage, the balance of each is lower than NIS 808 thousand.

(c) Including interest on the amount in arrears.

(d) Including balance of specific provision in excess of amount according to depth of arrears in the amount of NIS 134 million (31 March 2007 - NIS 139 million).

Shareholders' Equity and Capital Adequacy

	31 March 2008	31 March 2007	31 December 2007
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions		
1. Bank's capital for purposes of calculating the capital ratio			
Tier I capital	**19,481**	17,689	18,842
Total capital	**29,662**	27,071	28,737

	31 March 2008		31 March 2007		31 December 2007	
	(Unaudited)		(Unaudited)		(Audited)	
	Balances*	Weighted average balances of credit risk	Balances *	Weighted average balances of credit risk	Balances *	Weighted average balances of credit risk
2. Weighted average balances of risk						
Credit risk						
Assets	**298,556**	**210,806**	290,626	195,584	302,484	209,256
Off-balance sheet instruments	**50,342**	**33,428**	37,214	26,734	49,883	33,764
Total off-balance sheet instruments	**348,898**	**244,234**	327,840	222,318	352,367	243,020
Market risk	-	**7,783**	-	5,644	-	6,531
Total risk assets	**348,898**	**252,017**	327,840	227,962	352,367	249,551

* Assets - balance sheet balances, off-balance sheet instruments - stated value weighted on the basis of credit conversion factors.

Shareholders' Equity and Capital Adequacy

	31 March 2008	31 March 2007	31 December 2007
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions		
Ratio of capital to risk assets on a consolidated basis			
The ratio of tier I capital to risk assets	**7.73**	7.76	7.55
The ratio of total capital to risk assets	**11.77**	11.88	11.52
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00	9.00
Capital adequacy in principal subsidiaries			
Bank Leumi Mortgage Bank Ltd.			
The ratio of tier I capital to risk assets	**6.66**	6,59	6.63
The ratio of total capital to risk assets	**10.01**	9.90	9.96
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00	9.00
Arab-Israel Bank Ltd.			
The ratio of tier I capital to risk assets	**16.54**	20.43	16.00
The ratio of total capital to risk assets	**16.93**	20.92	16.38
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00	9.00
Bank Leumi USA			
The ratio of tier I capital to risk assets	**8.46**	8.17	8.23
The ratio of total capital to risk assets	**10.77**	11.02	11.03
Ratio of total minimum capital to risk assets required by the local Authorities	**10.00**	10.00	10.00

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) as at 31 March 2008 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	3,722	549	26,069	2,562	3,678	-	36,580
Securities	7,337	6,646	14,883	9,317	969	5,489	44,641
Securities borrowed or purchased under agreement to resell	757	-	107	-	-	-	864
Credit to the public (b)	92,222	53,668	35,004	7,163	12,063	54	200,174
Credit to governments	-	242	334	-	-	-	576
Investments in affiliated companies	16	-	-	-	-	1,883	1,889
Buildings and equipment	-	-	-	-	-	3,331	3,331
Other assets	3,761	125	3,243	620	1,568	841	10,158
Total assets	107,815	61,230	79,640	19,662	18,278	11,598	298,223
Liabilities							
Deposits of the public	95,595	26,267	73,192	21,750	11,096	287	228,187
Deposits from banks	3,461	877	1,215	429	593	-	6,575
Deposits from governments	123	678	317	9	1	-	1,128
Securities loaned or sold under agreement to repurchase	257	-	128	-	-	-	385
Debentures, bonds and subordinated notes	2,973	16,639	2,373	-	-	-	21,985
Other liabilities	10,859	3,423	2,265	853	2,127	594	20,121
Total liabilities	113,268	47,884	79,490	23,041	13,817	881	278,381
Difference	(5,453)	13,346	150	(3,379)	4,461	10,717	19,842
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	4	(4)	-	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	13,721	(9,336)	(2,362)	2,344	(4,367)	-	-
Options in the money, net (in terms of underlying asset)	349	(5)	(351)	(467)	474	-	-
Options out of the money, net (in terms of underlying asset)	(186)	(2)	181	34	(27)	-	-
Total	8,431	4,003	(2,378)	(1,472)	541	10,717	19,842
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(575)	(8)	767	(620)	436	-	-
Options out of the money, net (discounted par value)	2,124	(10)	(1,827)	(154)	(133)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 March 2007 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	5,215	601	30,802	5,272	3,391	-	45,281
Securities	9,518	6,935	18,581	7,229	640	4,308	47,211
Securities borrowed or purchased under agreement to resell	108	-	-	-	-	-	108
Credit to the public (b)	79,868	49,622	38,147	6,522	11,283	406	185,848
Credit to governments	-	246	535	-	-	-	781
Investments in affiliated companies	12	-	-	-	-	1,769	1,781
Buildings and equipment	-	-	-	-	-	3,120	3,120
Other assets	2,338	34	1,410	655	733	989	6,159
Total assets	97,059	57,438	89,475	19,678	16,047	10,592	290,289
Liabilities							
Deposits of the public	86,661	28,303	80,367	19,873	10,895	762	226,861
Deposits from banks	9,380	1,176	1,724	373	667	-	13,320
Deposits from governments	472	855	566	11	1	-	1,905
Securities loaned or sold under agreement to repurchase	53	-	63	-	-	-	116
Debentures, bonds and subordinated notes	814	12,044	2,945	-	-	-	15,803
Other liabilities	7,577	2,915	1,052	586	854	649	13,633
Total liabilities	104,957	45,293	86,717	20,843	12,417	1,411	271,638
Difference	(7,898)	12,145	2,758	(1,165)	3,630	9,181	18,651
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	56	(23)	(33)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	12,093	(6,323)	(2,226)	364	(3,098)	-	-
Options in the money, net (in terms of underlying asset)	(190)	-	(358)	462	86	-	-
Options out of the money, net (in terms of underlying asset)	(315)	-	195	102	18	-	-
Total	3,690	5,822	425	(260)	(207)	9,181	18,651
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	179	-	(949)	623	147	-	-
Options out of the money, net (discounted par value)	(1,721)	(9)	1,291	277	162	-	-

(a) Including linked to foreign currency.
(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.
(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 December 2007 (Audited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	8,039	587	23,026	6	4		4
Securities	8,081	6,455	17,322	9		5	4
Securities borrowed or purchased under agreement to resell	655	-	-				
Credit to the public (b)	88,584	53,314	36,826	7	12		1
Credit to governments	-	251	391				
Investments in affiliated companies	15	-	-			1	
Buildings and equipment	-	-	-			3	
Other assets	2,980	113	2,120				
Total assets	108,354	60,720	79,775	23	18	11	3
Liabilities							
Deposits of the public	96,656	26,919	79,842	22	11		2
Deposits from banks	2,596	669	1,555				
Deposits from governments	58	788	343				
Securities loaned or sold under agreement to repurchase	173	-	58				
Debentures, bonds and subordinated notes	842	15,821	2,585	-	-	-	19,248
Other liabilities	10,566	3,082	1,782	578	1,035	593	17,636
Total liabilities	110,891	47,279	86,165	23,797	13,277	1,088	282,497
Difference	(2,537)	13,441	(6,390)	(600)	5,332	10,408	19,654
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	6	(6)	-	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	10,775	(10,030)	4,075	99	(4,919)	-	-
Options in the money, net (in terms of underlying asset)	88	(1)	(312)	55	170	-	-
Options out of the money, net (in terms of underlying asset)	(41)	(4)	(168)	119	94	-	-
Total	8,285	3,406	(2,789)	(333)	677	10,408	19,654
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	467	-	(573)	(65)	171	-	-
Options out of the money, net (discounted par value)	1,465	(17)	(2,326)	559	319	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Net Interest Income Before Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 31 March	
	2008	2007
	(NIS millions)	
A. Income on assets (a)		
Credit to the public	**(118)**	1,836
Credit to governments	**(22)**	2
Deposits with Bank of Israel and cash	**(67)**	(31)
Deposits with banks	**(1,764)**	(125)
Securities borrowed or purchased under agreement to resell	**6**	3
Debentures	**(929)**	73
Total income on assets	**(2,894)**	1,758
B. Expenses on liabilities (a)		
Deposits of the public	**5,130**	(143)
Deposits from governments	**11**	(7)
Deposits from Bank of Israel	**(14)**	(45)
Deposits from banks	**(60)**	(103)
Securities loaned or sold under agreement to repurchase	**2**	(2)
Debentures, bonds and subordinated notes	**(99)**	(100)
Total expense on liabilities	**4,970**	(400)
C. From derivative instruments and hedging activities		
Ineffective portion of hedge relationships (b)	**9**	(3)
Net income (expenses) from ALM derivative instruments (c)	**(437)**	186
Net income from other derivative instruments	**(19)**	1
Total income from derivative instruments and hedging activities	**(447)**	184
D. Other income and expenses		
Financing commissions	**78**	73
Profit from sale of debentures available for sale, net	**28**	22
Profit (losses) realized and not yet realized in respect of fair value adjustments of trading debentures, net	**74**	62
Other financing income	**177**	71
Other financing expenses	**(26)**	23
Total other income and expenses	**331**	251
Total net interest income before provision for doubtful debts	**1,960**	1,793
E. Detail of net effect of hedging derivative instruments on net interest income		
Financing income (expenses) on assets	**(5)**	(2)
Financing income (expenses) on liabilities	**10**	3
Including: net exchange rate linkage differences	**(17)**	16

(a) Including effective portion of hedge relationships.

(b) Excluding effective portion of hedge relationships.

(c) Derivative instruments that are included in the Bank's asset and liability management system which are not designated for hedging relationships.

(d) Including negative interest and exchange difference in respect of mortgage-backed bonds (MBS) in the amount of about NIS (278) million.

Profits from Investments in Shares (a), Net
Reported amounts (Unaudited)

	For the three months ended 31 March	
	2008	2007
	NIS millions	
Gains on sale of shares available for sale	8	-
Losses on sale of shares available for sale (b)	(75)	(9)
Realized and unrealized losses from adjustments of held for trading shares to fair value, net (c)	25	1
Dividend on shares available for sale and on held for trading shares	21	90
Total from investments on shares	(71)	82

(a) Including mutual funds.

Information on activity by banking sectors

Reported amounts

	Statement of profit and loss for the Three Months Ended 31 March 2008 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debt:									
From outside entities -	(31)	(132)	282	440	519	479	399	4	1,960
Intercompany operations -	674	227	(59)	(132)	(50)	(231)	(403)	(26)	-
Total	643	95	223	308	469	248	(4)	(22)	1,960
Operating and other income:									
From outside entities -	427	116	117	105	36	17	(6)	39	851
Intercompany operations -	58	4	(11)	(8)	(35)	-	-	(8)	-
Total	485	120	106	97	1	17	(6)	31	851
Total income	1,128	215	329	405	470	265	(10)	9	2,811
Provision for doubtful debts	59	-	14	42	148	(2)	(17)	-	244
After-tax loss from extraordinary items	-	-	-	-	-	-	(1)	(1)	(2)
Net profit (loss)	174	35	97	129	110	148	(200)	(23)	470

	Statement of profit and loss for the Three Months Ended 31 March 2007 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debt:									
From outside entities -	(227)	(253)	220	364	557	300	820	12	1,793
Intercompany operations -	838	358	(19)	(95)	(191)	(160)	(709)	(22)	-
Total	611	105	201	264	366	140	111	(10)	1,793
Operating and other income:									
From outside entities -	425	112	100	109	181	15	13	35	990
Intercompany operations -	50	4	(7)	(7)	(34)	-	1	(7)	-
Total	475	116	93	102	147	15	14	28	990
Total income	1,086	221	294	371	513	155	125	18	2,783
Provision for doubtful debts	15	1	-	14	(4)	(10)	(5)	-	11
After-tax profit (loss) from extraordinary items	207	4	20	11	14	1	-	2	259
Net profit (loss)	362	42	82	119	236	82	39	(45)	917

Information on activity by banking sectors (cont'd)
Reported amounts

	Statement of profit and loss for the Three Months Ended 31 December 2007 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debt:									
From outside entities -	(661)	(1,285)	1,023	1,590	2,393	1,589	2,977	22	7,648
Intercompany operations -	3,287	1,715	(169)	(446)	(851)	(879)	(2,592)	(65)	-
Total	2,626	430	854	1,144	1,542	710	385	(43)	7,648
Operating and other income:									
From outside entities -	1,686	455	437	445	525	55	303	316	4,222
Intercompany operations -	226	16	(27)	(31)	(152)	-	2	(34)	-
Total	1,912	471	410	414	373	55	305	282	4,222
Total income	4,538	901	1,264	1,558	1,915	765	690	239	11,870
Provision for doubtful debts	178	-	139	170	(28)	(33)	(19)	-	407
After-tax profit (loss) from extraordinary items	278	6	29	16	17	1	-	26	373
Net profit (loss)	871	168	167	469	833	408	247	194	3,357

(a) Reclassified.


END